Exhibit 99.1

Royal Bank of Canada

Notice of Annual Meeting of Common Shareholders
April 6, 2018
Management Proxy Circular

YOUR VOTE IS IMPORTANT!

Royal Bank of Canada

Notice of Annual Meeting of Common Shareholders

When:	Where:

Friday, April 6, 2018 at 9:30 a.m. (Eastern Time)	Metro Toronto Convention Centre North Building, John Bassett Theatre 255 Front Street West, Toronto, Ontario

Business of the meeting

At the meeting, shareholders will be asked to:

(1)	Receive our financial statements for the year ended October 31, 2017 and related auditor’s report;

(2)	Elect directors;

(3)	Appoint our auditor;

(4)	Have your say on our approach to executive compensation; and

(5)	Transact any other business which may properly come before the meeting.

By order of the Board of Directors,

Karen McCarthy

Vice-President, Associate General Counsel and Secretary

February 8, 2018

Your vote is very important!

You are encouraged to vote as early as possible so that your shares will be represented at the meeting.

Please complete, sign and return your proxy or voting instruction form to vote your shares. Detailed voting instructions for registered and non-registered shareholders may be found starting on page 5 of this Circular.

Your vote must be received by Computershare Trust Company of Canada, our transfer agent, no later than 5:00 p.m. (Eastern Time) on Wednesday, April 4, 2018.

If you plan on attending the meeting and require any special arrangements for hearing or access, please contact the Secretary of the Bank using the contact information at the back of this Circular.

1    |  Royal Bank of Canada

Dear fellow shareholders,

It is our pleasure to invite you to attend the Annual Meeting of Common Shareholders at the Metro Toronto Convention Centre in Toronto, Ontario on Friday, April 6, 2018 at 9:30 a.m.

Overseeing strategy and managing risk

In a world of change and technological disruption, RBC continued in 2017 to execute on its key strategies and its plans to build a digitally-enabled relationship bank across its many businesses and to selectively expand operations in our core markets. Your board closely engaged with management on strategic matters, challenged their assumptions and oversaw RBC’s strategic direction, providing guidance on how RBC can position itself for continued success.

Sound risk management, effective enterprise-wide frameworks and a robust risk culture are also critical to facilitating positive outcomes for all of our stakeholders, and the board assesses all of these as it engages with management on how to realize sustainable growth within RBC’s risk appetite. We remain committed to our purpose of helping clients thrive and communities prosper and to realizing our vision of being among the world’s most trusted and successful financial institutions. You will find a detailed review of our strategic objectives, risk management framework and financial results in our 2017 Annual Report.

Talent for the future

One of the board’s core responsibilities is to oversee the management of RBC’s senior talent and compensation frameworks. Our Human Resources Committee supports the board in its oversight of these matters by working with management to build and execute strategies that develop strong talent pipelines. This approach facilitates effective succession planning and positions RBC to attract and retain the executive talent needed to compete and succeed in an evolving marketplace. We also work closely with management to align our approach to executive compensation designs and outcomes with shareholder interests and RBC’s culture of integrity, striking an appropriate balance between risk and reward. Our report on executive compensation, beginning on page 42, describes our approach in more detail.

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Good governance is good for business

Effective governance is a dynamic, ongoing pursuit that is a central pillar to our success as stewards of RBC. We work together with management to ensure our practices are responsive to market trends, regulatory expectations and best practices, and to foster a respectful environment that champions open discussion. This year’s Circular shares our governance activities for the past year, including a refreshed approach to director onboarding. You will also read about our commitment to diversity, including gender and non-gender diversity, in our director recruitment and succession planning, and our tailored continuing education programming for directors.

We are proud to note that, in 2017, our approach to governance was recognized both at home and abroad with the Best Overall Corporate Governance at the Excellence in Governance Awards in Toronto and with the Best Overall Corporate Governance – International at the Corporate Governance Awards in New York.

Engaging with our shareholders

An open and transparent dialogue with our shareholders and other stakeholders has always been a priority at RBC. This year was an illustration of how important those relationships are as your board undertook a thoughtful and measured approach to introducing proxy access following last year’s annual meeting. Meetings with stakeholders and consultations with regulators and legal experts guided us in the development of a proxy access policy which provides a new mechanism for qualifying shareholders to submit director nominations to be included in our Circular and form of proxy.

This year’s annual meeting will provide you with an opportunity to ask questions of the leadership team and vote on important matters for RBC. Please consider the information set out in this Circular and vote, in person, online, by phone or by completing and sending in your proxy or voting instruction form.

Finally, we were deeply saddened at the passing of our esteemed board colleague, Rick George. Rick was an exemplary member of our board and one of Canada’s most highly regarded business leaders. We wish again to extend our sincere condolences to Rick’s family.

We thank you for your continued support and look forward to seeing you at the annual meeting in Toronto.

Sincerely,

Kathleen Taylor Chair of the Board	David McKay President and Chief Executive Officer

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Management Proxy Circular

WHAT’S INSIDE

The information in this Circular is as of February 8, 2018 and all dollar amounts are in Canadian dollars, unless stated otherwise.

References to ‘RBC’, the ‘Bank’, ‘we’ and ‘our’ mean Royal Bank of Canada; ‘shares’ means common shares of the Bank; and ‘shareholder’ and ‘you’ mean a holder of shares, unless the context indicates otherwise.

All references to websites are for your information only. The information they contain, and any other websites they refer to, are not part of this Circular.

Where can I find additional information about RBC?

You can find additional information about RBC in our 2017 Annual Report and 2017 Annual Information Form (AIF). Financial information is provided in our comparative annual financial statements and Management Discussion & Analysis for the most recently completed financial year. You can access copies of these documents and the Bank’s proxy circulars on our website at rbc.com/investorrelations or at sedar.com or you can obtain them from the Secretary using the contact information at the back of this Circular.

Can I receive future meeting materials by email?

You may elect to enrol in electronic delivery (eDelivery) to receive shareholder materials, including our management proxy circular, via email. eDelivery ensures that you receive your documents faster, helps reduce printing and postage expenses and creates less paper waste.

If you are a non-registered (beneficial) shareholder, you may sign up for eDelivery at www.proxyvote.com using the control number appearing on your voting instruction form or, after the Annual Meeting, by obtaining a unique registration number from your intermediary.

If you are a registered shareholder, you may request eDelivery at www.investorvote.com using the control number provided on your form of proxy. You may also sign up for eDelivery at any point during the year by going to www.investorcentre.com and clicking on ‘Sign up for eDelivery’ at the bottom of that page.

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Business of the meeting

We will ask you to participate in the following at the Annual Meeting:

1.	Receive our financial statements

The consolidated financial statements for the year ended October 31, 2017 are included in our 2017 Annual Report mailed to you with this Circular and posted on our website at rbc.com/investorrelations.

2.	Elect our Board of Directors

Thirteen nominees are standing for election as directors of RBC. The nominees are described starting on page 9 of this Circular. Each director will be elected to hold office until the next Annual Meeting. All of the nominees are currently directors of the Bank.

The board recommends you vote FOR each nominee.
3.	Appoint our auditor

The board proposes the appointment of PricewaterhouseCoopers LLP (PwC) as our auditor until the next Annual Meeting. PwC became our auditor on January 29, 2016. Representatives from PwC will be at the meeting to answer your questions. A description of fees paid to our auditor can be found on pages 22 and 23 of this Circular.

The board recommends you vote FOR PwC as our auditor.

4.	Have your say on our approach to executive compensation

Shareholder input is a key aspect of the engagement process, which includes inviting you to have your say on our approach to executive compensation at each Annual Meeting. This vote is advisory and non-binding, but the board will consider its result in future compensation planning.

Please review the 2017 Report on executive compensation starting on page 42 of this Circular. This report describes our compensation

The board recommends you vote FOR our approach to executive compensation.
approach and explains how it centres on a pay-for-performance culture and aligns with strong risk management principles and the creation of long-term shareholder value. If you have any comments or questions about our approach to executive compensation, please contact the Chair of the Board using the contact information at the back of this Circular.

The Board of Directors recommends that shareholders approve the following advisory resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the Management Proxy Circular delivered in advance of the 2018 Annual Meeting of Common Shareholders.”

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Voting information

Who can vote?

You have the right to vote if you owned shares on our record date, February 8, 2018. There were 1,444,073,087 outstanding shares that were eligible to vote on that date.	Each share has one vote, subject to voting restrictions explained here.

Who cannot vote?

Shares cannot be voted if they are beneficially owned by:

•	the Canadian government or any of its agencies;
•	a provincial government or any of its agencies;
•	the government of a foreign country or of any political subdivision of a foreign country or any of its agencies; or
•	any person who has acquired more than 10% of any class of our shares without the approval of the Minister of Finance.

In addition, no person may cast votes in respect of any shares beneficially owned by the person or entities controlled by that person that represent, in the aggregate, more than 20% of the eligible votes.

As of February 8, 2018, management and the board are not aware of any person who owns or exercises control or direction over more than 10% of the outstanding shares.

How does voting work?

A simple majority of the votes cast by proxy or in person will constitute approval of matters voted on at the Annual Meeting. Please follow the instructions on page 6 based on	You can vote your shares by proxy or in person at the meeting.
whether you are a registered or non-registered (beneficial) shareholder. Most RBC shareholders are non-registered (beneficial) shareholders.

Is my vote confidential?

To keep your vote confidential, our transfer agent, Computershare Trust Company of Canada (Computershare)	Your vote is confidential.
counts all proxies and does not provide any individual voting information to RBC unless a shareholder clearly intends to communicate his or her individual position to the board or management or it is legally required to do so. Votes submitted using the voting information form are tabulated by your intermediary and only the results of each vote are then communicated to Computershare.

Where can I find the voting results?

Following the meeting we will post the voting results on our website at rbc.com/investorrelations and file the results with securities regulators at sedar.com.

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How do I vote?

There are two ways you can vote: in person at the meeting or by proxy. Please follow the instructions below based on whether you are a non-registered (beneficial) shareholder or a registered shareholder.

Non-registered (beneficial) shareholders	Registered shareholders
Your shares are held through an intermediary such as a securities broker, trustee or financial institution. Your intermediary has sent you a voting instruction form with this Circular.	Your shares are registered directly in your name with our transfer agent, Computershare. You will find a form of proxy in this package.
Attending the meeting in person	Attending the meeting in person

•     Write your name in the space provided on your voting instruction form to instruct your intermediary to appoint you as proxyholder.

•     Sign and return the voting instruction form according to the delivery instructions provided.

•     Do not complete the voting instructions section of the form as you will be voting at the meeting.

•     When you arrive at the meeting, please check in at the registration desk.

• Do not complete or return your form of proxy as you will be voting at the meeting. • When you arrive at the meeting, please check in at the registration desk with our transfer agent, Computershare.
Not attending the meeting	Not attending the meeting
Provide your instructions using one of the following:	Provide your instructions using one of the following:
Visit www.proxyvote.com and enter your 16-digit control number listed on the enclosed voting instruction form.	Visit www.investorvote.com and enter your 15-digit control number listed on the enclosed form of proxy.

Complete your voting instruction form and return it by mail in the envelope provided.

Fax your completed voting instruction form to: 905-507-7793 OR 514-281-8911

English: 1-800-474-7493

French: 1-800-474-7501

Complete your form of proxy and return it by mail in the envelope provided. Fax your completed form of proxy to: Canada/U.S.: 1-866-249-7775 Outside North America: 416-263-9524
Changed your mind?	Changed your mind?
If you have already sent your completed voting instruction form to your intermediary and you change your mind about your voting instructions, or want to vote in person at the meeting, contact your intermediary.

You may revoke your proxy by:

•     delivering written notice to:

-      the Secretary of the Bank using the contact information at the back of this Circular, no later than the last business day before the day of the meeting; or

-      the Chair of the Board on the day of the meeting or any adjournment; OR

•     completing, signing and returning to Computershare a new form of proxy bearing a later date than the form already returned.

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How does voting by proxy work?

The enclosed form of proxy gives Kathleen Taylor or David McKay, each a director of RBC, authority to vote your shares at the meeting or any adjournment.

You can choose another person or company to be your proxyholder at the meeting, including someone who is not a shareholder. You can do so by writing the name of the person or company in the space provided on the form of proxy. If you appoint someone else, he or she must be at the meeting to vote your shares.

If you are a beneficial shareholder, please refer to your voting instruction form provided by your intermediary.

How will my proxyholder vote my shares?

On the form of proxy you can indicate how you want your shares voted, or you can let your proxyholder decide for you.

Your proxyholder must follow your voting instructions. If you have not specified your voting instructions on a particular matter, then your proxyholder can vote your shares as he or she sees fit on such matter.

Unless you provide contrary instructions, shares represented by proxies received by management or the board will be voted as follows:

✓	FOR the election of our director nominees;
✓	FOR the appointment of PwC as our auditor;
✓	FOR the advisory resolution on our approach to executive compensation; and
✓	FOR management’s proposals generally.

What about amendments or other business?

If amendments to the items described in this Circular or other items of business properly come before the meeting, your proxyholder will decide how to vote on them.

How does RBC solicit proxies?

RBC management is soliciting your proxy for use at our Annual Meeting of Common Shareholders on April 6, 2018 or any adjournment.

The solicitation of proxies will be made primarily by mail. Our directors, officers and employees may also call, write or speak to you to encourage you to vote. We have retained Laurel Hill Advisory Group to help us with this process, at an estimated cost of $27,500. We pay the costs associated with soliciting proxies.

When can I submit a shareholder proposal?

Shareholders’ proposals for next year’s Annual Meeting of Common Shareholders must be submitted no later than November 12, 2018.

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RBC Governance at a glance

We proactively adopt governance policies and practices designed to align the interests of the board and management with those of our shareholders and to promote the highest standards of ethical behaviour and effective risk management at every level of the organization.

Key elements of our governance practices and where you can find them in this Circular are highlighted below.

Highlights			Page
Governance	✓	Practices – A detailed overview of our corporate governance practices.	27
	✓	Principles – Core principles guide our approach to governance.	27
	✓	Structure – Fundamental relationships among the board, management and stakeholders.	28
	✓	Integrity – The RBC Code of Conduct sets standards of ethical behaviour for directors, management and employees.	29
	✓	Subsidiary oversight – We have an enterprise approach to subsidiary governance and oversight.	41
Board	✓	Role – Our role is one of stewardship and oversight of RBC’s strategic direction relative to its risk appetite.	31-32
	✓	Independence – 12 of 13 RBC director nominees are independent.	29-30
	✓	Independent chair – Kathleen Taylor is our independent Board Chair.	31
	✓	Independent committees – Each board committee is 100% independent.	28
	✓	Committee reports – We highlight each committee’s 2017 activities in a report.	21-26
	✓	Competency matrix – A key part of our nomination process is evaluating director competencies and experience.	17
	✓	Evaluations – We formally assess the board, its committees, the Board and Committee Chairs and individual directors.	39-40
Directors	✓	Nominees – We are proposing 13 nominees for election as directors.	9-16
	✓	Attendance – All director nominees exceed the minimum overall attendance requirement of 75% of meetings in 2017.	9-16
	✓	Orientation and education – A principled-based approach to orientation, integration and personal development.	33-34
	✓	Compensation – Designed to recruit experienced, focused and talented directors.	18-20
	✓	Equity ownership – Collectively, our independent director nominees have more than $32 million invested in RBC.	10-16, 20
Policies	✓	Majority voting – Nominees not receiving majority approval must submit their resignation to the board.	36
	✓	Say-on-pay – In 2017, 95.25% of shareholder votes were in favour of our annual advisory vote on executive compensation.	4, 44
	✓	Proxy access – Qualifying shareholders may submit director nominations to be included in our proxy circular and form of proxy.	35
	✓	Diversity – The board has a written board diversity policy. Five of 13 or 38% of RBC director nominees are women.	37
	✓	Tenure – We have a tenure policy for directors, the Board Chair and Committee Chairs.	36

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Director nominees

This year 13 nominees are standing for election as directors. Individual profiles include a summary of career experience and areas of expertise, current board committee membership and directorships at other public companies over the past five years. For more information relating to our nominees, refer to the section Directors and Executive Officers in our Annual Information Form (AIF). The information on each director nominee in the AIF and this Circular is current as of February 8, 2018.

✓ 38% of our director nominees are women	✓ the average tenure of our director nominees is 5.5 years

This section also includes each nominee’s equity ownership in RBC at the end of our last two fiscal years, consisting of shares and Director Deferred Stock Units (DDSUs). The value of shares/DDSUs was calculated using the closing price of RBC common shares on the Toronto Stock Exchange (TSX) on October 31, 2017, which was $100.87 per share, and on October 31, 2016, which was $83.80 per share. None of the nominees hold shares of RBC subsidiaries.

Directors are required to attend a minimum of 75% of board and committee meetings, except where the Governance Committee determines that factors beyond a director’s control prevented a director from achieving this attendance requirement. Overall attendance includes both regularly scheduled and special meetings of the board and its committees. Special meetings are scheduled as needed, often on short notice, and largely relate to ordinary course matters that arise between regularly scheduled meetings.

The attendance figures in each nominee’s profile reflect the number of board and committee meetings in fiscal 2017 that were held while such nominee was a member.

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Andrew A. Chisholm

Toronto, ON, Canada

Age 58 | Director since 2016

Independent

2017 Annual Meeting

Votes in favour: 99.48%

Areas of expertise

•  Accounting & Finance

•  Financial Services

•  Legal / Regulatory

•  Risk Management

Public board memberships (past five years)

•  None

Mr. Chisholm is a corporate director. He was Senior Strategy Officer at Goldman Sachs & Co. (a global investment bank) in New York from 2012 to 2014 and subsequently served as an Advisory Director of the firm until his retirement in April 2016. His 30-year
career at Goldman Sachs included a variety of
progressively senior leadership positions, including
Head of the Global Financial Institutions Group
from 2002 to 2012 and Co-Chair of the Firm-wide
Commitments Committee from 2011 to 2015.

Mr. Chisholm is Chairman of the Advisory Board
of the Richard Ivey School of Business at Western
University. He is also on the Board of Directors of
Evergreen and an advisor to ArcTern Ventures.

He holds an M.B.A. from the Richard Ivey
School of Business and a Bachelor of Commerce
from Queen’s University.

Attendance (100% overall)
			Board/Committee memberships		Regular	Special
			Board		7/7	1/1
			Audit		7/7	–
			Governance		5/5	2/2
Securities held as at fiscal year end
Fiscal year	Shares (#)	DDSUs (#)	Total shares/DDSUs (#)	Total value of shares/DDSUs	Total as a multiple of share ownership guideline of $750,000
2017	1,595	–	1,595	$160,888	0.2 x
2016	436	–	436	$36,536	0.05 x

Jacynthe Côté

Montreal, QC, Canada

Age 59 | Director since 2014

Independent

2017 Annual Meeting

Votes in favour: 99.51%

Areas of expertise

•  Accounting & Finance

•  Legal / Regulatory

•  Risk Management

•  Talent Management & Executive Compensation

Public board memberships (past five years)

•  Transcontinental Inc.
(2016 – present)

•  Suncor Energy Inc.
(2015 – present)

•  Finning International Inc.
(2014 – present)

Ms. Côté is a corporate director. She was President and Chief Executive Officer of Rio Tinto Alcan (a metals and mining company) from 2009 to 2014 and served in an advisory role until her retirement in
2014. Prior to that, she served as President and
Chief Executive Officer of Rio Tinto Alcan’s
Primary Metal business group. Ms. Côté joined
Alcan Inc. in 1988 and served in a variety of
progressively senior leadership roles during
her 26-year career.

Ms. Côté is a member of the Advisory Board of
the Montreal Neurological Institute and is on
the Boards of Directors of Sainte-Justine UHC
Foundation and Alloprof.

She holds a Bachelor of Chemistry from
Laval University.

Attendance (100% overall)
			Board/Committee memberships		Regular	Special
			Board		7/7	1/1
			Audit		7/7	–
			Governance (1)		5/5	2/2
Securities held as at fiscal year end
Fiscal year	Shares (#)	DDSUs (#)	Total shares/DDSUs (#)	Total value of shares/DDSUs	Total as a multiple of share ownership guideline of $750,000
2017	2,000	9,288	11,288	$1,138,621	1.5 x
2016	2,000	6,406	8,406	$704,423	0.9 x
(1)	Effective January 1, 2018, Ms. Côté was appointed Chair of the Governance Committee.

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Toos N. Daruvala

New York, NY, U.S.A.

Age 62 | Director since 2015

Independent

2017 Annual Meeting

Votes in favour: 99.40%

Areas of expertise

•  Financial Services

•  Legal / Regulatory

•  Risk Management

Public board memberships (past five years)

•  CardConnect Corp.
(2016 – 2017)

Mr. Daruvala is Co-Chief Executive Officer of MIO Partners, Inc. (the in-house asset management arm of McKinsey & Company). In 2016 he served as Senior Advisor and Director Emeritus for McKinsey & Company following his retirement in 2015. During his 33-year career at McKinsey he advised financial institutions on a
broad range of strategic and operational matters
and led McKinsey’s risk management, and
banking and securities practices (both in
the Americas).

Mr. Daruvala is a member of the Advisory Board
of the Ross School of Business at the University
of Michigan and the Board of the New York
Philharmonic. He is an Executive in Residence
at Columbia Business School.

He holds an M.B.A. from the University of
Michigan and a Bachelor of Technology in
Electrical Engineering from the Indian Institute
of Technology.

Attendance (96% overall)
			Board/Committee memberships		Regular	Special
			Board		7/7	1/1
			Governance		5/5	1/2
			Risk – Chair		7/7	5/5
Securities held as at fiscal year end
Fiscal year	Shares (#)	DDSUs (#)	Total shares/DDSUs (#)	Total value of shares/DDSUs	Total as a multiple of share ownership guideline of $750,000
2017	1,338	7,557	8,895	$897,239	1.2 x
2016	1,300	4,227	5,527	$463,163	0.6 x

David F. Denison,

O.C., FCPA, FCA

Toronto, ON, Canada

Age 65 | Director since 2012

Independent

2017 Annual Meeting

Votes in favour: 99.21%

Areas of expertise

•  Accounting & Finance

•  Business-to-Consumer (B2C)

•  Financial Services

•  Risk Management

Public board memberships (past five years)

•  Hydro One Limited (Board Chair)
(2015 – present)

•  BCE Inc.

(2012 – present)

•  Allison Transmission Holdings, Inc.
(2013 – 2017)

Mr. Denison is Chair of the Board of Hydro One Limited. He served as President and Chief Executive Officer of the Canada Pension Plan Investment Board from 2005 to 2012. Prior to that, he was President of Fidelity Investments Canada Limited.

Mr. Denison is a director of Bell Canada and is
Chancellor of The Canadian Business Hall of
Fame. He is also a member of the Investment
Board and the International Advisory Committee
of the Government of Singapore Investment
Corporation, and the International Advisory
Council of the China Investment Corporation.

Mr. Denison earned Bachelor degrees in
mathematics and education from the University
of Toronto. He is a Chartered Professional
Accountant and a Fellow of Chartered
Professional Accountants of Ontario.

He is an Officer of the Order of Canada.

Attendance (100% overall)
			Board/Committee memberships		Regular	Special
			Board		7/7	1/1
			Audit – Chair		7/7	–
			Risk		7/7	5/5
Securities held as at fiscal year end
Fiscal year	Shares (#)	DDSUs (#)	Total shares/DDSUs (#)	Total value of shares/DDSUs	Total as a multiple of share ownership guideline of $750,000
2017	1,077	18,736	19,813	$1,998,537	2.7 x
2016	1,041	15,005	16,046	$1,344,654	1.8 x

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Alice D. Laberge

Vancouver, BC, Canada

Age 61 | Director since 2005

Independent

2017 Annual Meeting

Votes in favour: 99.24%

Areas of expertise

•     Accounting & Finance

•     Talent Management & Executive Compensation

•     Technology / Digital

Public board memberships (past five years)

•     Nutrien Ltd. (2)
(2018 –present)

•     Potash Corporation of Saskatchewan
(2003 – 2017)

•     Russel Metals Inc.
(2007 – present)

Ms. Laberge is a corporate director. She served as President, Chief Executive Officer and a director of Fincentric Corporation until 2005. She was previously Chief Financial Officer and Senior Vice-President of
Finance for MacMillan Bloedel Limited.

Ms. Laberge is a director of the BC Cancer
Foundation and a director of the Canadian

Public Accountability Board.

She holds an M.B.A. from the University of British
Columbia and a Bachelor of Science from the
University of Alberta.

Attendance (1) (100% overall)
			Board/Committee memberships		Regular	Special
			Board		7/7	1/1
			Audit		7/7	–
			Human Resources – Chair		5/5	1/1
Securities held as at fiscal year end
Fiscal year	Shares (#)	DDSUs (#)	Total shares/DDSUs (#)	Total value of shares/DDSUs	Total as a multiple of share ownership guideline of $750,000
2017	5,000	47,470	52,470	$5,292,649	7.1 x
2016	5,000	43,476	48,476	$4,062,289	5.4 x
(1)	Effective October 19, 2017, Ms. Laberge moved from the Audit Committee to the Risk Committee.
(2)	Nutrien Ltd. was formed following the merger of Potash Corporation of Saskatchewan and Agrium Inc. on January 2, 2018.

Michael H. McCain

Toronto, ON, Canada

Age 59 | Director since 2005

Independent

2017 Annual Meeting

Votes in favour: 98.44%

Areas of expertise

•     Business-to-Consumer (B2C)

•     Risk Management

•     Talent Management & Executive Compensation

•     Technology / Digital

Public board memberships (past five years)

•     Maple Leaf Foods Inc.
(1995 – present)

•     Canada Bread Company, Limited
(1995 – 2014)

Mr. McCain is President and Chief Executive Officer of Maple Leaf Foods Inc. (a food processing company) and President and a director of McCain Capital Inc.

He is a director of the Centre for Addiction and Mental Health Foundation and MaRS Discovery District. He is a member of the Business Council of Canada, serves as Honorary Chairman of the Maple Leaf Centre for Action on Food Security and is on the Advisory Board of the Richard Ivey School of Business at Western University.

He holds a Bachelor of Business Administration
(Honours) from Western University.

Attendance (1) (88% overall)
			Board/Committee memberships		Regular	Special
			Board		7/7	0/1
			Audit		3/3	–
			Governance		3/3	–
			Human Resources		3/3	–
			Risk		4/4	1/3
Securities held as at fiscal year end
Fiscal year	Shares (#)	DDSUs (#)	Total shares/DDSUs (#)	Total value of shares/DDSUs	Total as a multiple of share ownership guideline of $750,000
2017	15,063	48,077	63,140	$6,368,932	8.5 x
2016	15,063	43,807	58,870	$4,933,306	6.6 x
(1)	Effective April 5, 2017, Mr. McCain moved from the Risk and Governance Committees to the Audit and Human Resources Committees.

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David McKay

Toronto, ON, Canada

Age 54 | Director since 2014

Not independent
(Management)

2017 Annual Meeting

Votes in favour: 99.60%

Areas of expertise

•     Accounting & Finance

•      Business-to-Consumer (B2C)

•     Financial Services

•     Risk Management

Public board memberships (past five years)

•     None

Mr. McKay is President and Chief Executive Officer of RBC. Prior to his appointment in 2014, he was Group Head, Personal & Commercial Banking from 2012 to 2014 and Group Head,
Canadian Banking from 2008 to 2012.
Mr. McKay started his career at RBC
over 29 years ago and has held progressively
senior roles.

He serves on the Board of Trustees for the
Hospital for Sick Children and is a member of
the Catalyst Canada Advisory Board and the
Business Council of Canada.

He holds an M.B.A. from the Richard Ivey
School of Business at Western University
and a Bachelor of Mathematics from the
University of Waterloo.

			Attendance (100%)
			Board membership		Regular	Special
			Board		7/7	1/1

			Mr. McKay is not a member of any board committee but attends committee meetings at the invitation of the committees.
Securities held as at fiscal year end
Fiscal year	Shares (#)	DSUs/ PDSUs (#)	Total shares/ DSUs/PDSUs (#)	Total as a multiple of share ownership requirement of 8x of last 3 years’ average salary	Mr. McKay, as CEO of RBC, does not receive separate compensation for his service as a director.
2017	31,899	226,250 (1)	258,149	18.3 x
2016	29,564	194,075 (2)	223,639	15.0 x
(1)	Represents 209,500 performance deferred share units under the Performance Deferred Share Unit Program and 16,750 deferred share units under the Deferred Share Unit Program for executives (see the description of these programs on pages 60 to 61, and 64, respectively).
(2)	Represents 177,924 performance deferred share units under the Performance Deferred Share Unit Program and 16,151 deferred share units under the Deferred Share Unit Program for executives.

Dr. Heather Munroe-Blum, O.C., O.Q., Ph.D., FRSC

Montreal, QC, Canada Age 67 | Director since 2011

Independent

2017 Annual Meeting

Votes in favour: 99.44%

Areas of expertise

•      Business-to-Consumer (B2C)

•     Legal / Regulatory

•     Talent Management & Executive Compensation

•     Technology / Digital

Public board memberships (past five years)

•     CGI Group Inc.
(2015 – present)

Dr. Munroe-Blum is Chairperson of the Canada Pension Plan Investment Board. She is Emerita Principal and Vice-Chancellor (President) of McGill University, having served as Principal from 2003 until 2013. Prior to this, she was Vice-President (Research and
International Relations) at the University of
Toronto. She is Vice-Chair of the Canada
Gairdner Foundation and a member of
the Board of Stanford University’s Center for
Advanced Study in the Behavioral Sciences.
She is a member of the Trilateral Commission.

Dr. Munroe-Blum received a Ph.D. in
Epidemiology from the University of North
Carolina at Chapel Hill. She earned a Master
of Social Work from Wilfrid Laurier University
and Bachelor degrees of arts and social
work from McMaster University.

She is an Officer of the Order of Canada, an
Officer of l’Ordre national du Québec and a
Specially Elected Fellow of the Royal Society
of Canada.

Attendance (1) (100% overall)
			Board/Committee memberships		Regular	Special
			Board		7/7	1/1
			Governance – Chair (2)		5/5	2/2
			Human Resources		1/1	–
			Risk		7/7	5/5
Securities held as at fiscal year end
Fiscal year	Shares (#)	DDSUs (#)	Total shares/DDSUs (#)	Total value of shares/DDSUs	Total as a multiple of share ownership guideline of $750,000
2017	1,660	19,057	20,717	$2,089,724	2.8 x
2016	1,660	16,845	18,505	$1,550,719	2.1 x

(1) Effective August 23, 2017, Ms. Munroe-Blum joined the Human Resources Committee. (2) Effective January 1, 2018, Ms. Munroe-Blum retired as Chair and member of the Governance Committee.

Royal Bank of Canada  |    14

Thomas A. Renyi

New Harbor, ME, U.S.A.

Age 71 | Director since 2013

Independent

2017 Annual Meeting

Votes in favour: 98.27%

Areas of expertise

•     Accounting & Finance

•     Financial Services

•     Risk Management

•     Technology / Digital

Public board memberships

(past five years)

•     The Hartford Financial
Services Group Inc.
(2010 – present)

•     Public Service Enterprise
Group (Lead Director)
(2003 – present)

Mr. Renyi is a corporate director. He was Executive Chairman of The Bank of New York Mellon when he retired in 2008. Prior to that, he was Chairman and CEO of The Bank of New York Company,
Inc. and the Bank of New York for 10 years.
Mr. Renyi’s career spanned almost four decades
at The Bank of New York Mellon and its
predecessor company.

Mr. Renyi is a director of RBC USA Holdco
Corporation. He is Trustee Emeriti of the
Lincoln Center for the Performing Arts and
Trustee of Catholic Charities of New York.

He holds an M.B.A. and a Bachelor of Arts
in Business Administration from Rutgers
University.

Attendance (1) (89% overall)
			Board/Committee memberships		Regular	Special
			Board		7/7	1/1
			Audit		3/4	–
			Risk		6/7	4/5
			Governance		2/2	2/2
Securities held as at fiscal year end
Fiscal year	Shares (#)	DDSUs (#)	Total shares/DDSUs (#)	Total value of shares/DDSUs	Total as a multiple of share ownership guideline of $750,000
2017	1,491	10,824	12,315	$1,242,214	1.7 x
2016	1,449	7,887	9,336	$782,357	1.0 x
(1)	Effective April 5, 2017, Mr. Renyi moved from the Audit Committee to the Governance Committee.

Kathleen Taylor, C.M.

Toronto, ON, Canada

Age 60 | Director since 2001

Board Chair since 2014

Independent

2017 Annual Meeting

Votes in favour: 98.80%

Areas of expertise

•     Accounting & Finance

•      Business-to-Consumer (B2C)

•     Legal / Regulatory

•     Talent Management & Executive Compensation

Public board memberships

(past five years)

•     Air Canada
(2016 – present)

•     Adecco Group
(Vice-Chair)
(2015 – present)

Ms. Taylor is Chair of the Board of RBC. She is the former President and Chief Executive Officer of Four Seasons Hotels and Resorts, where she served in a variety of senior leadership roles from 1989 to 2013. She is a director of the Canada Pension
Plan Investment Board.

Ms. Taylor is Chair of the Board of SickKids
Foundation, a member of the Board of Trustees
of the Hospital for Sick Children, a member of

the Principal’s International Advisory Board of
McGill University and a member of the Dean’s
Advisory Council of the Schulich School of
Business at York University.

She holds an M.B.A. and an Honorary Doctorate
of Laws from the Schulich School of Business,
a law degree from Osgoode Hall Law School
and a Bachelor of Arts (Honours) from the
University of Toronto. Ms. Taylor is a Member
of the Order of Canada.

			Attendance (100%)
			Board membership		Regular	Special
			Board – Chair		7/7	1/1
			As Board Chair, Ms. Taylor is not a member of any Board committee but attends and participates at committee meetings. In fiscal 2017, she attended 100% of regularly scheduled committee meetings and all but two special committee meetings.
Securities held as at fiscal year end
Fiscal year	Shares (#)	DDSUs (#)	Total shares/DDSUs (#)	Total value of shares/DDSUs	Total as a multiple of share ownership guideline of $750,000
2017	31,640	71,151	102,791	$10,368,528	13.8 x
2016	31,640	67,076	98,716	$8,272,401	11.0 x

15    |  Royal Bank of Canada

Bridget A. van Kralingen

New York, NY, U.S.A.

Age 54 | Director since 2011

Independent

2017 Annual Meeting

Votes in favour: 99.37%

Areas of expertise

•  Business-to-Consumer (B2C)

•  Financial Services

•  Talent Management & Executive Compensation

•  Technology / Digital

Public board memberships (past five years)

•  None

Ms. van Kralingen is Senior Vice-President of Industry Platforms at IBM Corporation (an information technology company). Since joining IBM in 2004 she has served in a variety of leadership positions including Senior Vice-President of IBM Global Business Services, General Manager of IBM North America and General Manager of IBM Global Business Services, North East Europe, Middle East and Africa. Prior to joining
IBM, she was Managing Partner, Financial Services
with Deloitte Consulting, U.S.

Ms. van Kralingen is a member of the Board for
the New York Historical Society and the Board of
the Partnership for New York City.

She holds a Master of Commerce in Industrial
and Organisational Psychology from the
University of South Africa, a Bachelor of
Commerce from the University of the
Witwatersrand, South Africa, and an honours
degree in Commerce from the University of
Johannesburg.

Attendance (92% overall)
			Board/Committee memberships		Regular	Special
			Board		7/7	1/1
			Human Resources		5/5	1/1
			Risk		7/7	3/5
Securities held as at fiscal year end
Fiscal year	Shares (#)	DDSUs (#)	Total shares/DDSUs (#)	Total value of shares/DDSUs	Total as a multiple of share ownership guideline of $750,000
2017	1,431	19,628	21,059	$2,124,221	2.8 x
2016	1,390	16,376	17,766	$1,488,791	2.0 x

Thierry Vandal

Mamaroneck, NY, U.S.A.

Age 57 | Director since 2015

Independent

2017 Annual Meeting

Votes in favour: 99.38%

Areas of expertise

•  Accounting & Finance

•  Legal / Regulatory

•  Risk Management

•  Talent Management & Executive Compensation

Public board memberships (past five years)

•  TransCanada Corporation
(2017 – present)

•  Veresen Inc.
(2015 – 2017)

Mr. Vandal is President of Axium Infrastructure US Inc. (an investment management firm). Mr. Vandal was President and Chief Executive Officer of Hydro-Québec
from 2005 until his retirement in 2015.

He serves on the International Advisory Board
of HEC Montréal and is a Governor Emeritus
of McGill University.

He holds an M.B.A. in Finance from HEC
Montréal and an engineering degree from
École Polytechnique de Montréal.

Attendance (100% overall)
			Board/Committee memberships		Regular	Special
			Board		7/7	1/1
			Audit		7/7	–
			Human Resources		5/5	1/1
Securities held as at fiscal year end
Fiscal year	Shares (#)	DDSUs (#)	Total shares/DDSUs (#)	Total value of shares/DDSUs	Total as a multiple of share ownership guideline of $750,000
2017	1,077	6,780	7,857	$792,536	1.1 x
2016	1,038	3,987	5,025	$421,095	0.6 x

Royal Bank of Canada  |    16

Jeffery Yabuki

Brookfield, WI, U.S.A.

Age 57 | Director since 2017

Independent

2017 Annual Meeting

N/A (1)

Areas of expertise

•  Accounting & Finance

•  Financial Services

•  Technology / Digital

Public board memberships (past five years)

•  Fiserv, Inc.

   (2005 – present)

Mr. Yabuki is President and Chief Executive Officer of Fiserv, Inc. (a leading global provider of financial services technology solutions), a position he has held since 2005. Prior to that he was Executive
Vice President and Chief Operating Officer of
H&R Block, Inc.

Mr. Yabuki holds a Bachelor of Science in
Business Administration and Accounting from
California State University and was previously
licensed as a Certified Public Accountant.

Attendance (1) (100% overall)
			Board/Committee memberships		Regular	Special
			Board		1/1	–
Securities held as at fiscal year end
Fiscal year	Shares (#)	DDSUs (#)	Total shares/DDSUs (#)	Total value of shares/DDSUs	Total as a multiple of share ownership guideline of $750,000
2017	2,000	206	2,206	$222,519	0.3 x
(1)	Effective October 19, 2017, Mr. Yabuki was appointed a director and joined the Audit and Governance Committees.

17    |  Royal Bank of Canada

Skills and competencies

The board maintains a matrix that identifies the competencies and experience it views as key to the long-term strategic success of RBC. Our matrix is designed to assist the Governance Committee and the board in aligning the talent and expertise needed against the backdrop of a dynamic marketplace and evolving regulatory landscape.

As the matrix shows, the director nominees for the 2018 Annual Meeting bring a diverse range of expertise, experience and perspective, facilitating strong and effective oversight of RBC in the pursuit of its strategic goals and financial objectives.

All director nominees have knowledge and skills acquired from senior-level involvement in major organizations, including governance experience, and share a commitment to and accountability for corporate citizenship, which is our approach to making a positive impact on society, the environment and the economy. Pursuant to our Board Diversity Policy and our commitment to a balanced and diverse board, the Governance Committee considers other important factors such as gender and non-gender diversity, age, geography, background and ethnicity.

Competencies and experience
Accounting & Finance	×	×		×	×		×		×	×		×	×
Business-to-Consumer (B2C)				×		×	×	×		×	×
Financial Services	×		×	×			×		×		×		×
Legal / Regulatory	×	×	×					×		×		×
Risk Management	×	×	×	×		×	×		×			×
Talent Management & Executive Compensation		×			×	×		×		×	×	×
Technology / Digital					×	×		×	×		×		×
Business Transformation	×	×	×	×		×	×	×	×		×	×	×
Multi-Line Responsibility	×	×		×	×	×	×	×	×		×
Public Company Leader						×	×		×	×			×
U.S. Expertise	×		×			×	×	×	×	×	×	×	×
(1)	Directors are asked to identify their top Major Competencies in a self-assessment questionnaire, recognizing that they may have experience in other competencies as well.

Royal Bank of Canada  |    18

Directors’ compensation

Our approach to compensation

Experienced, focused and talented directors are essential to the achievement of our strategic objectives and to provide effective guidance to and oversight of management.

The Governance Committee is responsible for all aspects of board compensation and annually reviews the amount and form of non-executive directors’ compensation, taking into account the:

•	size, complexity and geographic scope of RBC;
•	time commitment expected of directors;
•	overall expertise and experience required;
•	need for compensation that is fair and positioned to attract highly qualified directors; and
•	alignment of the interests of directors with those of our shareholders.

Decision-making process

The Governance Committee assesses the design and competitiveness of our board compensation in the context of industry best practices and with reference to a core Canadian Comparator Group consisting of companies and financial institutions based on similar scope, complexity and comparative size:

Financial institutions		Non-financial institutions
Bank of Montreal	Manulife Financial	BCE	Suncor Energy
Bank of Nova Scotia	Sun Life Financial	Canadian National Railway	TransCanada
Canadian Imperial Bank of Commerce	Toronto-Dominion Bank	Enbridge

For additional context in reviewing board compensation, the Governance Committee also makes reference to a broader group of U.S. and international financial institutions.

Compensation structure

We believe in a compensation structure that is effective and transparent. Each non-executive director is paid a flat annual fee to cover all of his or her responsibilities, attendance and work performed during the year.

In fiscal 2017, RBC directors were compensated as follows:

Annual retainers	($)
		David McKay, as CEO of RBC, does not receive any director compensation.
Director	250,000
Board Chair	275,000
Committee Chair	50,000

Directors are also reimbursed for travel and other expenses incurred for attendance at board and committee meetings and for other meetings or business at the request of RBC. Non-executive directors do not receive stock options and do not participate in the Bank’s pension plans.

No changes to compensation

There were no changes to board compensation in 2017 and no changes recommended or approved for 2018.

19    |  Royal Bank of Canada

Alignment of interests of directors and shareholders

The board believes the following three measures effectively align the interests of directors with those of our shareholders.

1. Share ownership requirement

Within five years of joining the board, directors are required to own RBC equity with a total aggregate value of not less than three times the board retainer, or $750,000. As part of this $750,000 investment, directors must own at least 1,000 RBC common shares.

2. Investment of directors’ fees

Directors’ investments in RBC equity are facilitated through the Director Share Purchase

Plan (for RBC common shares) and the Director Deferred Stock Unit Plan (for Director Deferred Stock Units (DDSUs)). DDSUs are notional units that have the same value as our common shares. When credited to or redeemed by directors, the value of a DDSU is calculated using the average closing price on the TSX of an RBC common share over the five preceding trading days.

Directors must invest at least $150,000 of their annual board retainer (the equity portion) either in RBC common shares or in DDSUs. Until a director owns at least 1,000 RBC common shares, the equity portion of the board retainer will be paid in common shares. Common shares are purchased at market price. Directors may invest up to 100% of the cash portion of their annual board retainer in either DDSUs or common shares.

Directors cannot sell RBC common shares purchased with the equity portion of their annual board retainer or redeem any DDSUs until retirement from the board.

3. Restrictions on trading and hedging RBC securities

Directors are prohibited from:

•	selling RBC securities directly or indirectly if they do not own or have not fully paid for them (a short sale);
•	directly or indirectly buying or selling a call or put on RBC securities; and
•

entering into equity monetization transactions that would have an effect equivalent to creating call or put rights in respect of RBC securities or other financial instruments designed to hedge or offset a decrease in the market value of RBC securities.

Compensation for membership on subsidiary boards

Non-executive directors may be asked to serve as directors of RBC subsidiaries, and are paid for their services and reimbursed for travel and other expenses. Mr. Renyi serves on the board of RBC USA Holdco Corporation, our U.S. intermediate holding company. He is Chair of its Human Resources & Governance Committee and was previously Chair of its Risk Committee. During fiscal 2017 he was paid a board retainer of US$135,000 and pro-rated portions of the US$30,000 chair retainers for the Risk Committee and the Human Resources & Governance Committee. Mr. Renyi received his 2017 compensation in DDSUs.

Royal Bank of Canada  |    20

Director compensation table

The following table sets out the total compensation paid to non-executive directors in fiscal 2017. Directors who	In 2017 directors received 85% of their retainers in equity.

served in any capacity for a portion of the fiscal year were compensated on a pro-rated basis.

Directors	Fees earned ($)	All other compensation ($)	Total ($)	Allocation of RBC fees ($)
				Shares/ DDSUs	Cash
W. Beattie (1)	125,000	50,000	175,000	125,000	–
A. Chisholm	250,000	–	250,000	250,000	–
J. Côté	250,000	–	250,000	250,000	–
T. Daruvala (2)	300,000	–	300,000	300,000	–
D. Denison (3)	300,000	–	300,000	300,000	–
R. George (4)	187,500	50,000	237,500	187,500	–
A. Laberge (5)	300,000	–	300,000	225,000	75,000
M. McCain	250,000	–	250,000	250,000	–
H. Munroe-Blum (6)	300,000	–	300,000	150,000	150,000
T. Renyi (7)	250,000	212,735	462,735	462,735	–
E. Sonshine (8)	125,000	50,000	175,000	125,000	–
K. Taylor (9)	525,000	–	525,000	150,000	375,000
B. van Kralingen	250,000	–	250,000	250,000	–
T. Vandal	250,000	–	250,000	250,000	–
J. Yabuki (10)	20,833	–	20,833	20,833	–
TOTAL			4,046,068	3,296,068	600,000
(1)	Mr. Beattie retired on April 5, 2017. In fiscal 2017 he attended three board meetings, two Human Resources Committee meetings and two Audit Committee meetings. In recognition of his contribution, RBC will donate $50,000 to a charity of his choice. Mr. Beattie will not receive any financial benefit from this donation.
(2)	Fees include Risk Committee Chair retainer.
(3)	Fees include Audit Committee Chair retainer.
(4)	Mr. George passed away on August 1, 2017. In fiscal 2017 he attended six board meetings, nine Risk Committee meetings and three Human Resources Committee meetings. In recognition of his contribution, RBC will donate $50,000 to a charity of his estate’s choice. Mr. George’s estate will not receive any financial benefit from this donation.
(5)	Fees include Human Resources Committee Chair retainer.
(6)	Fees include Governance Committee Chair retainer.
(7)	Fees under ‘All other compensation’ reflect annual board and pro-rated Risk Committee and Human Resources & Governance Committee Chair retainers for serving on the board of RBC USA Holdco Corporation. U.S. dollar compensation has been converted to Canadian dollars using the Bank of Canada’s foreign exchange rate of US$1.00 = C$1.2893 reflecting the foreign exchange rate on the last trading day of the 2017 fiscal year.
(8)	Mr. Sonshine retired on April 5, 2017. In fiscal 2017 he attended four board meetings, two Governance Committee meetings and four Audit Committee meetings. In recognition of his contribution, RBC donated $50,000 to a charity of his choice. Mr. Sonshine did not receive any financial benefit from this donation.
(9)	Fees include Board Chair retainer.
(10)	Mr. Yabuki was appointed a director on October 19, 2017.

21    |  Royal Bank of Canada

Board committee reports

Report of the Audit Committee

Members (fiscal year end)	• D. Denison (Chair), A. Chisholm, J. Côté, M. McCain, T. Vandal and J. Yabuki
Financial Literacy & Audit Expertise

•       All members of the Audit Committee are ‘financially literate’ within the meaning of the Canadian Securities Administrators rules and the corporate governance listing standards of the New York Stock Exchange.

•       D. Denison, J. Côté, T. Vandal and J. Yabuki qualify as ‘audit committee financial experts’ as defined by the U.S. Securities and Exchange Commission.

Meetings

•       Seven meetings were held in fiscal 2017 (two of those meetings included joint sessions with the Risk Committee); each meeting was attended by the external auditor.

•       Each meeting included an in camera session without management present.

•       Separate in camera sessions were also held with the external auditor at each regularly scheduled meeting, and with the Chief Audit Executive (CAE), Chief Compliance Officer (CCO), Chief Anti-Money Laundering Officer (CAMLO), General Counsel and Chief Financial Officer (CFO) on a quarterly basis.

Responsibility	2017 Highlights
Financial Reporting and Internal Controls

✓     Recommended quarterly and annual financial reports for approval by the board.

✓     Reviewed significant judgments relating to:

•   fair value of financial instruments;

•   allowance for credit losses;

•   tax uncertainty provisions and disclosure;

•   goodwill impairment; and

•   the adoption of IFRS 9 – Financial Instruments in 2018 and other new accounting and regulatory standards.

✓     Reviewed disclosure controls and procedures and internal controls over financial reporting.

Internal Audit Function

✓     Reviewed and approved the annual internal audit plan and monitored its execution.

✓     Reviewed the three-year internal audit strategy.

✓     Reviewed quarterly reports of audit activities, findings and recommendations.

✓     Monitored internal audit’s role in major initiatives including the adoption of IFRS 9 and the U.S. comprehensive capital analysis and review process.

External Auditor (PwC)

✓     Discussed with PwC its responsibilities in performing an integrated audit, its determination of areas of significant audit risk and related risk mitigation procedures, and reviewed and approved its annual audit plan and associated fees.

✓     Discussed with PwC key accounting risks and significant judgments made by management.

✓     Received written confirmation from PwC of its independence.

✓     Pre-approved all additional engagements with PwC (including any non-audit services).

✓     Completed an annual assessment of PwC’s performance on (i) quality of service and communication; (ii) independence, objectivity and professional skepticism; and (iii) qualification and experience of the audit team, all of which were rated satisfactory.

Royal Bank of Canada  |    22

Talent Management and Succession Planning

✓  Oversaw the transition to a new Chief Financial Officer.

✓  Reviewed performance assessments of the CFO, CAE, CCO and CAMLO, each of which was satisfactory.

✓  Coordinated and reviewed a third-party report of the design and implementation of Finance function governance.

Legal, Regulatory and Capital Matters

✓  Received regular updates from the General Counsel on legal matters, the CCO on regulatory compliance and the CAMLO on anti-money laundering and anti-terrorist funding regulations.

✓  Reviewed the results of the 2017 enterprise stress testing and approved the Internal Capital Adequacy Assessment Process and the 2018 Capital Plan.

Subsidiary Oversight

✓  Acted as Audit Committee to certain regulated subsidiaries of RBC.

✓  Received and reviewed the financial statements, internal control reports and reports from the Chief Financial Officers of these regulated subsidiaries.

Auditor’s fees

Following a tender process, PwC was appointed our auditor by the Board of Directors on January 29, 2016, which appointment was approved by the Bank’s shareholders at the Annual and Special Meeting of Common Shareholders held on April 6, 2016. Fees relating to the years ended October 31, 2017 and October 31, 2016 to PwC and its affiliates were $40.1 million and $35.7 million respectively and are detailed below. The nature of each category of fees is also described below.

	Year ended October 31, 2017 ($Millions)			Year ended October 31, 2016 (1) ($Millions)
	Bank and Subsidiaries	Mutual Funds (2)	Total	Bank and Subsidiaries	Mutual Funds (2)	Total
Audit fees	30.1	2.0	32.1	28.0	1.7	29.7
Audit-related fees	6.6	–	6.6	4.7	–	4.7
Tax fees	0.1	0.3	0.4	0.1	0.3	0.4
All other fees	0.5	0.5	1.0	0.5	0.4	0.9
Total fees	37.3	2.8	40.1	33.3	2.4	35.7
(1)	The 2016 amounts have been updated to reflect $4.5 million of additional audit and audit-related fees which relate to the year ended October 31, 2016.
(2)	The Mutual Funds category includes fees paid for professional services provided by PwC for certain mutual funds managed by subsidiaries of the Bank. In addition to other administrative costs, the subsidiaries are responsible for the auditors’ fees for professional services rendered in connection with the annual audit, statutory and regulatory filings and other services for the Mutual Funds in return for a fixed administration fee.

Audit Fees

Audit fees were paid for professional services rendered by the auditor for the integrated audit of the Annual Consolidated Financial Statements of the Bank, including its audit of the effectiveness of our internal control over financial reporting, and any financial statement audits of our subsidiaries. In addition, audit fees were paid for services that generally only the Bank’s independent auditor reasonably can provide including services provided in connection with statutory and regulatory filings related to prospectuses and other offering documents.

23    |  Royal Bank of Canada

Audit-Related Fees

Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of our Annual Consolidated Financial Statements and are not reported under the audit fees item above. These services consisted of:

•	special attest services traditionally performed by the Bank’s independent auditor;
•	reporting on the effectiveness of internal controls as required by contract or for business reasons;
•	the audits of the financial statements of our various pension plans; and
•	the audits of various trusts and limited partnerships.

Tax Fees

Tax fees were paid for tax compliance services including the review of original and amended tax returns and assistance in completing routine tax schedules and calculations.

All Other Fees

These services consist of French translation of financial statements and related continuous disclosure and other public documents containing financial information for us and certain of our subsidiaries as well as accounting and other research publications.

Royal Bank of Canada  |    24

Report of the Governance Committee

Members (fiscal year end)	• H. Munroe-Blum (Chair), A. Chisholm, J. Côté, T. Daruvala, T. Renyi and J. Yabuki
Meetings	• Five regular meetings and two special meetings were held in fiscal 2017. • Each regularly scheduled meeting included an in camera session without management present.

Responsibility	2017 Highlights
Monitor Best Practices and Trends

✓     Reviewed each committee mandate for alignment with regulatory guidance and best practices.

✓     Approved updates to key board and committee governance policies, including the Board Diversity Policy.

✓     Approved the new Proxy Access Policy.

✓     Approved the Statement of corporate governance practices and reviewed the Corporate Governance Framework.

✓     Received semi-annual updates highlighting key Canadian, U.S. and international governance and regulatory developments.

Director Recruitment and Board Composition

✓     Continued to develop director candidate pipeline through recruitment sub-committee.

✓     Recommended the appointment of a new director following a review of board composition, individual experience and competencies.

✓     Recommended the appointment of Jacynthe Côté as Governance Committee Chair and changes to the composition of committees.

✓     Reviewed and approved the director nominees for election and assessed directors’ independence.

Director Compensation	✓ Reviewed current competitive trends in director compensation globally and recommended no changes for 2018.
Director Effectiveness

✓     Developed and approved 2017 priorities for the board and Board Chair and reviewed regular progress reports against these priorities.

✓     Oversaw the annual board, committee and peer effectiveness evaluation.

Director Orientation and Education

✓     Developed a refreshed, principles-based approach to director orientation and onboarding.

✓     Enhanced mentorship program for new directors.

✓     Tailored education opportunities to address individual development needs.

✓     Coordinated continuing education programs across the board and committees.

Shareholder Engagement

✓     Conducted significant engagement with shareholders and governance stakeholders to develop a proxy access policy.

✓     Engaged in regular dialogue with shareholders on key and emerging governance topics and trends.

Corporate Citizenship	✓ Reviewed the Bank’s corporate citizenship strategy and approved the 2018 global donations budget. ✓ Reviewed the 2017 Corporate Citizenship Report and the Public Accountability Statement.
Conduct Review

✓     Reviewed policies to comply with self-dealing provisions of the Bank Act and the U.S. Sarbanes-Oxley Act of 2002.

✓     Approved the RBC Code of Conduct, received semi-annual compliance reporting and obtained assurances that the Bank has processes in place to ensure adherence to the Code of Conduct.

✓     Discussed trends of risk culture with management.

Subsidiary Oversight	✓ Acted as the Conduct Review Committee for certain of our federally regulated financial institution subsidiaries. ✓ Reviewed annual report on effectiveness of subsidiary governance at RBC.

25    |  Royal Bank of Canada

Report of the Human Resources Committee

Members (fiscal year end)	• A. Laberge (Chair), M. McCain, H. Munroe-Blum, B. van Kralingen and T. Vandal
Meetings

•       Five regular meetings and one special meeting were held in fiscal 2017 (one regular meeting included a joint session with the Risk Committee).

•       Each meeting included an in camera session without management present.

•       In camera sessions were also held with the external independent compensation advisor, Frederic W. Cook & Co., Inc. (FW Cook) at each meeting where executive compensation was discussed.

Responsibility	2017 Highlights
Executive Compensation

✓     Reviewed the Bank’s approach to executive compensation, including its approach, design and positioning relative to comparators.

✓     Reviewed performance assessment of the Chief Executive Officer (CEO) against 2016 objectives, and discussed 2017 goals and performance metrics.

✓     Made recommendations to the board for the compensation of the CEO and other senior executives, including the heads of oversight functions.

✓     Reviewed, and recommended the board approve, the Compensation discussion and analysis.

✓     Reviewed, and recommended the board approve, the compensation arrangements for the Chief Financial Officer (CFO), the Chief Strategy & Corporate Development Officer, the Group Head Personal & Commercial Banking, the Chief Administrative Officer (CAO) and the Chief Human Resources Officer (CHRO).

Compensation Oversight and Risk Management

✓     Met with the Group Chief Risk Officer (GCRO) to review the alignment of variable compensation with risks and economic performance.

✓     Reviewed an assessment conducted by FW Cook of the alignment between CEO compensation and RBC performance.

✓     Reviewed the results of scenario analyses of the Bank’s major performance-based incentive programs to assess payouts under different levels of Bank performance. This ensures that these programs incorporate the Bank’s pay-for-performance principle, risk appetite and compensation objectives.

✓     Met with the Chief Audit Executive on compensation risk management and governance practices, including alignment with the Financial Stability Board’s principles and standards.

Oversight of Compensation Programs, Policies and Pensions

✓     Approved the Compensation Management Framework, the RBC Policy on Compensation Risk Management and the RBC Forfeiture and Clawback Policy.

✓     Reviewed a report on RBC’s variable compensation programs, and their alignment with financial performance and Financial Stability Board principles and standards.

✓     Reviewed a report of the pension plans of the Bank and certain of its subsidiaries covering design, governance, funding, performance and investment strategy.

Talent Management and Succession

✓     Reviewed and discussed the Bank’s leadership strategy, including new leadership capabilities for a rapidly changing landscape, progress against key priorities and depth of succession.

✓     Oversaw planned transitions of the CFO, the Chief Strategy & Corporate Development Officer, the Group Head, Personal & Commercial Banking, the CAO and the CHRO.

Employee Engagement	✓ Reviewed and discussed the 2017 employee opinion survey results which assessed employee engagement.

Royal Bank of Canada  |    26

Report of the Risk Committee

Members (fiscal year end)	• T. Daruvala (Chair), D. Denison, A. Laberge, H. Munroe-Blum, T. Renyi and B. van Kralingen
Meetings

•       Seven regular meetings and five special meetings were held in fiscal 2017 (two regular meetings included joint sessions with the Audit Committee and one regular meeting included a joint session with the Human Resources Committee).

•       Each regularly scheduled meeting included an in camera session with the GCRO and an in camera session without management present.

Responsibility	2017 Highlights
Risk Management

✓     Discussed key emerging risk issues, including, among others, changes in consumer behaviour, innovation and non-traditional competitors, Brexit, climate change and recent natural disasters (wildfire, hurricanes) as well as the end of quantitative easing.

✓     Reviewed results of regulatory supervisory assessments of RBC.

✓     Oversaw the delegation of risk limits to management.

✓     Reviewed and approved credit risk parameters.

✓     Evaluated RBC’s cybersecurity preparedness, third-party outsourcing and information technology (IT) risk issues.

✓     Reviewed and approved the Bank’s resolution and recovery plans.

✓     Reviewed the Enterprise-Wide Stress Testing results and approved the Internal Capital Adequacy Assessment Process.

✓     Education/training sessions included liquidity management and associated risks, RBC’s balance sheet through a ‘risk lens’, transactional risk, leveraged lending and operational risk.

✓     Reviewed and approved the Central Funding businesses’ risk appetite.

✓     Received an update on Risk Data Aggregation & Risk Reporting.

Significant Transactions	✓ Reviewed and approved significant transactions which exceeded the authorities delegated to management.
Risk Framework and Risk Culture Oversight

✓     Reviewed and approved the following risk frameworks:

•       Enterprise Risk Management Framework, a consolidated overview of the Bank’s program for identifying, measuring, controlling and reporting on significant risks, as well as supporting risk management frameworks.

•       Enterprise Risk Appetite Framework, the amount and type of risk RBC is willing to accept in the pursuit of its business objectives.

•       Enterprise Risk Conduct and Culture Framework, an overview of enterprise-wide programs that drive strong behaviours and support a robust level of risk conduct.

✓     Considered how risk conduct is assessed at RBC and key initiatives planned or underway to further strengthen risk conduct and ensure the Bank’s practices meet or exceed evolving regulatory expectations and recommended industry practices.

Oversight of Risk Management Function	✓ Reviewed and approved the function’s organizational structure, budget and resources. ✓ Assessed the effectiveness of the risk management function, including a review of the GCRO mandate.
Subsidiary Oversight

✓     Approved the mandate for the Risk Committee of RBC USA Holdco Corporation, the Bank’s intermediate holding company (IHC).

✓     Reviewed reports on IHC’s liquidity risk profile.

✓     Reviewed and approved daily daylight overdrafts with the Federal Reserve Bank of New York for the Bank’s New York Branch. Received updates on the U.S. comprehensive capital analysis and review.

✓     Reviewed and approved credit facilities for RBC subsidiaries.

27    |  Royal Bank of Canada

Statement of corporate governance practices

We are committed to high standards of governance that are consistent with regulatory expectations, evolving best practices and aligned with our strategy and risk appetite. We believe good governance contributes to effective and transparent oversight by establishing the processes, practices and structures through which we work to meet our strategic objectives and achieve long-term value for our shareholders.

These core principles drive our approach to corporate governance:

Ethical Culture By setting the tone from above, the board champions the values of trust, integrity and good governance.	Stewardship Directors are the stewards of RBC, exercising independent judgment in overseeing management and safeguarding the interests of shareholders.

Strategic Oversight Directors are key advisors to management, advising on strategic direction, objectives and action plans, taking into account business opportunities and RBC’s risk appetite.	Risk Oversight The board oversees the frameworks, policies and systems to identify and manage risks to the businesses and seeks to embed a strong risk management culture throughout RBC.

Independence Independence from management is fundamental to the board’s effective oversight and mechanisms are in place to ensure its independence.	Accountability Transparency is a key component of good governance. The board is committed to clear and comprehensive financial reporting and disclosure and constructive shareholder engagement.

Continuous Improvement The board is committed to continuous improvement of its corporate governance principles, policies and practices.

The board exercises its authority in accordance with the Bank Act and other applicable laws and regulations, including those imposed by the Canadian Securities Administrators (CSA), the TSX, the New York Stock Exchange (NYSE) and the U.S. Securities and Exchange Commission.

New in 2017:

✓	We adopted a Proxy Access Policy following engagement with various stakeholders as well as consultations with legal experts and regulators.

✓	We developed a refreshed, principles-based approach to orientation for directors built around the key pillars of orientation, integration and individual director development.

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Governance structure

The fundamental relationships among the board, its committees, management, shareholders and other stakeholders are established by our governance framework.

Through this framework our ethical values and strategic and corporate objectives are set, and plans for achieving those objectives and monitoring performance are determined.

Board structure

Board of Directors Independent Board Chair

Audit Committee All Independent	Human Resources Committee All Independent	Governance Committee All Independent	Risk Committee All Independent

The board and each of its committees have a mandate which identifies areas of responsibility and oversight. The Governance Committee annually reviews the board and committees’ mandates to appropriately allocate responsibilities, taking into account regulatory guidance and best practices. Such reviews ensure that the board and its committees are adaptive and responsive to new requirements and best practices, and that oversight is efficient and streamlined. Mandates of the board and each committee are available on our website at rbc.com/governance.

The Governance Committee recommends committee membership as well as Board and Committee Chair succession. In the normal course, and subject to annual reappointment by the board, directors serve on a committee for a minimum of three years. Each committee, through its Chair, reports to the board following each meeting.

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RBC Code of Conduct

We hold ourselves to the highest standards of conduct to build the trust of our clients, investors, colleagues and community. The RBC Code of Conduct (Code) promotes standards of ethical behaviour that apply to directors, senior management and all employees.

The board approves the Code annually and collaborates closely with management to set the tone from above and promote a strong governance culture that influences RBC at every level. The Code sets out fundamental principles that guide the board in its deliberations and reflect the Bank’s global businesses, as well as new and emerging risk areas.

Our Code fosters an open environment in which questions and concerns may be brought forward. It creates a frame of reference for dealing with sensitive and complex issues and provides for accountability if standards of conduct are not upheld.

Waivers of the application of the Code are considered only in exceptional circumstances. In the case of executive officers and directors, waivers must be reported to the Governance Committee or the board and must be publicly disclosed in accordance with law.

No waivers from the Code were granted in 2017 for executive officers or directors.

We have an online learning program and annual employee testing and certification to demonstrate familiarity with, and to enhance understanding of, the values and principles outlined in our Code. Directors are required to acknowledge each year that they have read and understand the Code and certify they are in compliance. We have also adopted policies and procedures to address more specific aspects of ethical business conduct, such as anti-bribery, anti-corruption and insider trading.

Regular reporting on ethics and compliance to the Governance Committee assists the board in monitoring compliance with our Code. A copy of our Code is available at rbc.com/governance and has been filed with the securities regulators at sedar.com.

RBC reporting hotline

Our stakeholders rely on the accuracy of our financial reporting. We have established mechanisms for directors, officers, employees and third parties to report, on a confidential and anonymous basis, any allegations of wrongdoing relating to accounting, auditing or internal accounting controls. Details on our reporting hotline can be found at rbc.com/governance. All credible issues are investigated internally or by an independent external party and any significant issues are raised to the Chair of the Audit Committee.

Conflicts of interest

In practice, conflicts of interest can arise as a result of professional and contractual arrangements, directorships and other business interests. Where the personal or business interests of directors and executive officers may conflict with those of RBC, they are required to disclose the nature and extent of a conflict of interest at the earliest possible date. Such disclosure must be made in writing or by requesting to have it entered in the minutes of the meeting. In the event of a conflict of interest, the director or executive officer will leave the relevant portion of the meeting and the director will not vote or participate in the decision.

Independence of the board

To be effective, the board must be independent of management. The board has adopted a Director Independence Policy, which incorporates the ‘affiliated persons’ regulations under the Bank Act and the definition
All 2018 director nominees are independent except for our CEO.

of ‘independence’ in CSA Guidelines. This policy has been filed with securities regulators at sedar.com and is available on our website at rbc.com/governance. It sets higher standards for members of our Audit Committee and our Human Resources Committee.

Royal Bank of Canada  |    30

Assessing independence

A director will be considered independent only if the director is unaffiliated with RBC and the board has determined that the director has no direct or indirect material relationship with RBC that could interfere with the exercise of his or her independent judgment.

Information concerning personal and business relationships between each director and RBC, including the provision of banking and financial services, is used by the board in its determination of director independence. This information is collected through due diligence that includes the following sources:

•	directors’ responses to an annual detailed questionnaire;
•	biographical information of directors; and
•	internal records and reports on relationships between directors, entities affiliated with directors and RBC.

Relationships between a director and RBC are tested against the materiality thresholds set out in the RBC Director Independence Policy. We also take into account all other facts and circumstances that we deem relevant in determining whether the relationships could reasonably be expected to interfere with the exercise of the directors’ independent judgment. We consider the nature and extent of these relationships and their importance not only to the director and to RBC, but also to entities with which the director is affiliated.

Determinations of independence

The board has analyzed the direct and indirect material relationships between each director nominee and RBC. On advice from the Governance Committee, the board has affirmatively determined that 12 of the 13 nominees (92%) in this Circular for election as directors are independent. The Bank Act requires that the CEO be a member of the board and, as CEO, Mr. McKay is affiliated with RBC and is not independent.

Board committees are composed entirely of independent directors. We have also determined that every member of our Audit Committee and our Human Resources Committee meets the additional independence requirements for membership on these committees.

Board interlocks and other board memberships

To ensure our directors have sufficient time and energy to devote to their responsibilities at RBC, and that no circumstances arise that could impact their independent thinking, we monitor the other public company boards on which our directors serve. Directors are required to
None of the director nominees serve on more than 3 public company boards in addition to RBC.

pre-notify the Board Chair, Governance Committee Chair and Secretary before accepting directorships on the board of any company or organization, whether public or private.

Board Interlock Policy	No more than two RBC board members may serve on the same public company board. Currently no RBC director serves on another public company board with another RBC director.
Service on public company audit committees	No member of the Audit Committee may serve on the Audit Committee of more than two other public companies.

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Other independence mechanisms

The board has established other important governance policies and practices to enhance board independence.

Access to management	All independent directors have unrestricted access to management and employees of RBC.
External advisors	To ensure access to independent advice, each board committee and, with the approval of the Board Chair, individual directors may engage external advisors at the expense of RBC.
In camera sessions	To facilitate open and candid discussion among the directors, the Board Chair and Committee Chairs lead sessions attended without management present. In fiscal 2017, sessions without management present were held at all board and regularly scheduled committee meetings.

Role of the Chair of the Board

An independent, non-executive Board Chair enhances management’s accountability and the board’s independent	Kathleen Taylor is our independent Board Chair.

oversight. The Board Chair leads meetings of the board and

of shareholders. She is responsible for the management, development and effective functioning of the board. While she does not serve as a member of any board committee, she attends and participates at committee meetings. The Board Chair does not have a casting or deciding vote in the event of a tie of board member votes.

The Board Chair:

•	advises the CEO on major issues and serves as a liaison between the Board and senior management;
•	participates in the orientation of new directors and the continuing development of current directors;
•	together with the Governance Committee, is responsible for conducting the board’s effectiveness evaluation, as outlined on pages 39 and 40, and planning board succession and recruitment;
•	interacts with directors and senior executives throughout the year;
•	meets with regulators, shareholders and stakeholders on behalf of the Board; and
•	meets periodically with independent directors of our subsidiaries.

The board reviews and approves the Board Chair’s mandate, which is available at rbc.com/governance. The Governance Committee, under the direction of its Chair, annually assesses the effectiveness of the Board Chair in fulfilling the requirements of her mandate. The Governance Committee also recommends the Board Chair’s appointment and succession plan.

Role of the board

The board makes major policy decisions, participates in strategic planning and reviews management’s performance and effectiveness. The Bank Act specifies certain important matters that must be dealt with by	Directors are elected to oversee RBC management, with the goal of enhancing long-term shareholder value.

the board, such as approval of financial statements and

declarations of dividends. By formal resolution, the board reserves for itself the right to make certain decisions and delegates others to management. In some matters, management’s discretion is limited by dollar thresholds beyond which board approval is required. You can read our board’s mandate on our website at rbc.com/governance.

Royal Bank of Canada  |    32

Key areas of board oversight

Responsibility	Activities
Culture of integrity	• Championing the Bank’s values, as set out in our Code of Conduct, and satisfying itself that a culture of integrity is maintained throughout RBC.
Strategic planning

•   Overseeing our strategic direction and formulation of our plans and priorities, ensuring alignment with the Bank’s risk appetite.

•   Annually approving the strategic plan, which takes into account, among other things, the opportunities and risks of the businesses.

•   Discussing aspects of strategy and, within the context of our enterprise-wide performance management framework, monitoring implementation of strategic initiatives.

•   Reviewing and approving the Bank’s organizational structure.

•   Approving our financial objectives and operating plans, including significant capital allocations, expenditures and transactions that exceed delegated authorities.

•   Reviewing results of an annual assessment of business performance.

Risk management

•   Overseeing and approving the Bank’s Risk Appetite Framework.

•   Through its four committees, overseeing strategic risk management by approving risk management frameworks and policies, and monitoring risk conduct at RBC.

•   Promoting a strong risk culture and ensuring conduct aligns with the Bank’s enterprise-wide risk management framework.

•   Meeting with regulators on the Bank’s risk appetite and control environment.

Financial reporting and internal controls

•   Overseeing compliance with applicable audit, accounting and financial reporting requirements.

•   Requiring management to implement and maintain effective systems of internal control, including management information systems.

•   Through the Audit Committee, assessing the adequacy and effectiveness of systems of internal control.

•   Approving the quarterly and annual financial reports.

Talent management and succession planning

Together with the Human Resources Committee:

•   Reviewing strategies and programs for assessment and development of senior talent.

•   Supervising succession planning processes, which include the selection, appointment and development of the CEO and Group Executive.

•   Evaluating and approving compensation of the CEO and senior management team in a manner consistent with prudential incentives.

•   Annually reviewing and approving the mandate of the CEO.

Governance

•   Through the Governance Committee, monitoring best practices in governance, developing corporate governance principles and guidelines and establishing appropriate structures and procedures to allow the board to function effectively and independently of management.

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Director orientation, integration and
personal development

The Governance Committee oversees director orientation and continuing education to transition directors seamlessly and equip them with the right tools to succeed and make a valuable contribution to the board and RBC.

This year, the Governance Committee adopted a refreshed, principles-based approach organized around three key pillars to facilitate an agile, adaptive board.

Orientation and onboarding

•       In-depth Orientation Guide covering our governance principles and policies including our Code of Conduct and Director Independence Policy.

•       Strategic and business deep-dives with Group Executives and senior leaders.

•       Onboarding sessions with key governance, legal and function executives to advise on director obligations and RBC’s internal controls practices.

•       Attendance at committee meetings even if not a member.

•       Committee Chair orientation with executive sponsors and the Secretary prepares directors for their role as Chairs.

Integration

•       Mentorship program matching new directors with experienced members.

•       One-on-one meetings with Board and Committee Chairs to enhance understanding of board culture and dynamics.

•       Ongoing engagement with senior management to deepen knowledge of strategic objectives and foster open dialogue and constructive relationships.

Personal development

•       Education sessions and materials

-    Presentations by senior executives on the business and regulatory environment, including on specialized and complex aspects of our operations.

-    RBC Speaker Series, a program of presentations by external guest speakers that provides directors with updates on key topics including the political and economic landscape, emerging industry and regulatory trends and the dynamic marketplace.

-    Areas of shared concern or oversight covered in joint education sessions across committees.

-    Online resource library giving access to information on relevant topics, including educational opportunities outside of RBC.

•       Tailored programming

-    Enhances a director’s particular needs based on background and experience and reflects personal focus areas.

-    Opportunities relevant to directors at a large financial institution (e.g., Global Risk Institute, Group of Thirty, Bank Governance Leadership Network).

•       Memberships in the Institute of Corporate Directors (Canada) and National Association of Corporate Directors (U.S.).

Directors may attend all committee education sessions even if they are not a member of that committee. Directors also receive educational materials and updates between board meetings on matters that affect our businesses.

Royal Bank of Canada  |    34

Periodically, the board also participates in tours of our operations to familiarize directors with our businesses. In 2017, the board and its committees held meetings in London, U.K., which provided directors the opportunity to visit local offices, engage with employees and senior executives, and meet with regulators and government representatives and independent directors of our major U.K. subsidiary.

During the 2017 fiscal year, directors attended the following education sessions:

Quarter	Educational presentations	Attendance
Q1 2017	U.S. Election and Anticipated Impacts	Board
	Global State of Cyber Security – An External Perspective, part of the annual Cyber Security Update	Board
	‘Agile’ Gallery Walk – Driving Business Impact with Technology and Data	Board
	Davos 2017 – RBC Debrief	Board
	Internal Audit – Key Learnings on Market Best Practices and Trends	Audit
	Auditing Organizational Culture	Audit & Risk
	Regulatory and Government Affairs Update – Key Financial Sector Developments	Governance
	Liquidity Management and Risk	Risk
Q2 2017	Artificial Intelligence in Banking	Board
	Global Systemically Important Banks and Implications	Audit
	Regulatory Capital Measurement – Control and Governance Update	Audit
	Update on the Adoption of IFRS 9	Audit
	Cyber Security & Information Technology Risk Update	Risk
Q3 2017	Corporate Governance Update	Governance
	Regulatory and Government Affairs Update – Trends in Canada, U.S. and Globally	Governance
	CEO Compensation and Benchmarking with Peers – Independent Compensation Consultant	HR
	RBC’s Workforce Strategy and Priorities – Winning through Best Talent and Reimagining HR	HR
	Loan Portfolios through a “Risk Lens”	Risk
	Leveraged Lending – Exposure, Trends and Risk Profile	Risk
Q4 2017	The Current Political and Economic Climate in the U.S. – A Canadian Diplomat’s Perspective	Board
	Brexit – A U.K. Government Minister’s Perspective	Board
	Brexit and the U.K. Political Environment – A Canadian Diplomat’s Perspective	Board
	The Current State of FinTech in the U.K. and Europe – A FinTech Entrepreneur’s Perspective	Board
	European Macro-Economic Update	Board
	Leadership Development Strategies and Talent Management	HR
	Assessment and Strengthening of the Bank’s Risk Conduct	HR & Risk
	Cyber Security & Information Technology Risk Update	Risk
	Topics in Emerging Risks	Risk

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Nominating committee

With a view to the long-term strategic focus of RBC, the Governance Committee has oversight responsibility for board renewal and acts as the Bank’s nominating committee. Directors are elected by the shareholders at each annual meeting to serve for a term expiring on the date of the next annual meeting.
An independent search firm is engaged to help identify high-potential candidates.

Identification, assessment and nomination of RBC directors

The board derives its strength from the diversity, qualities, competencies and experiences of its members.

Every year, the Governance Committee works with the Board Chair to review the credentials and experience of candidates proposed for election or re-election to the board and to assess their competencies and experience against those that the board, as a whole, should possess. As part of this analysis, we maintain a matrix indicating the major competencies and experience contributed by each director. You can find this matrix on page 17.

The Governance Committee also considers the results of the board and director effectiveness evaluations in its assessment of the skills and competencies needed by the board to support RBC’s strategic objectives. It uses this analysis to determine the qualities it needs in nominees for election and re-election.

Nomination by shareholders and other stakeholders

Recommendations by shareholders	Any shareholder who wishes to recommend a candidate to be considered by the Governance Committee may submit the candidate’s name and biographical information, including qualifications and experience, to the Board Chair using the contact information at the back of this Circular.
Proposal under the Bank Act	In accordance with the Bank Act, qualifying shareholders may submit a formal proposal for individuals to be nominated as directors.
Nomination under RBC’s Proxy Access Policy	The board has adopted a Proxy Access Policy that provides an additional mechanism by which qualifying shareholders may submit director nominations. This policy can be found at rbc.com/governance.

In addition, individuals or other stakeholders may submit candidates to the Board Chair using the contact information at the back of the Circular.

Royal Bank of Canada  |    36

Evaluating candidates for the board

The Governance Committee, together with the Board Chair, considers all qualified individuals and maintains an evergreen list of potential candidates. The Governance Committee is assisted by a sub-committee composed of directors from across the board. This sub-committee met six times in 2017.

We select independent nominees possessing business judgment, business and professional expertise including relevant financial industry and risk management expertise, international experience, a history of achievement and performance at the highest level and residency in, and familiarity with, geographic regions relevant to our strategic objectives.

The skills, commitment and conduct that are expected of new and current directors are laid out in our director effectiveness framework, found on page 39. The Governance Committee also focuses on diversity, including gender and non-gender diversity, when considering candidates for nomination to the board.

Tenure Policy

To balance the benefits of experience with the need for new perspectives and achieve ongoing renewal, we have a tenure policy that incorporates term limits.

Directors*	• Earlier of a 15-year term or reaching the age of 70. • New directors may serve for at least six years, regardless of age.
Board Chair	• Eight-year term with a review after five years of continuous service to plan for orderly succession.
Committee Chairs	• Three-year term, which may be extended for up to two years if appropriate, having regard for the expertise required for leadership of the relevant committee.
*	For directors who joined the board prior to May 27, 2011, the term limit is calculated starting on the date of the 2012 Annual Meeting.

Term limits do not take precedence over our annual director effectiveness evaluation.

A director is expected to submit his or her resignation to the Board Chair where the:

•	qualifications, independence or other credentials of the director change;
•	director no longer meets eligibility rules under the board’s conflict of interest guidelines; or
•	director is no longer qualified under the Bank Act or other applicable laws.

The Governance Committee will make a recommendation to the board on whether to accept the resignation. A director who tenders a resignation does not participate in the discussion or decision-making process.

Majority Voting Policy

The board has a written Majority Voting Policy which provides that any nominated director in an uncontested board election must immediately tender his or her resignation if not elected by at least a majority (50% plus 1 vote) of the votes cast in his or her election. The board will determine whether to accept the resignation within 90 days. Absent exceptional circumstances, the board will accept the resignation. A resignation will be effective when accepted by the board.

A director who tenders a resignation pursuant to this policy will not participate in any meeting of the board or committee at which the resignation is considered. RBC will promptly issue a news release with the board’s decision. If the board determines not to accept the resignation, the news release will fully state the reasons for that decision.

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Board size

When determining its optimal size, the board balances two competing priorities:

•   a business need for diversity of experiences, perspectives and backgrounds that align with the Bank’s near- and long-term strategic objectives and reflect its diverse client and stakeholder base; and

13 nominees are standing for election as directors.

•	the need to be small enough to facilitate open and effective dialogue and thorough and responsive decision-making.

Regulatory requirements and succession planning also play a key role in the board’s consideration of its size.

Diversity

In keeping with our business imperative to attract and retain the best talent, the board recognizes the benefits of promoting diversity and inclusion, both within RBC and at the board level. The board also recognizes the importance of promoting inclusion in RBC’s culture and practices, as well as its programs and policies. We are committed to diversity and inclusion at all levels, as it provides us access to a wider pool of talent and drives creativity, innovation and growth.

Board Diversity Policy

RBC has played a leadership role in promoting board diversity in corporate Canada. In 2012, we were one of the first signatories of the Catalyst Accord, a call to action to increase	38% of our director nominees are women.

the representation of women directors on FP500 boards to 25% by 2017. RBC is also a founding member of the Canadian chapter of the 30% Club and already exceeds its objective of 30% women on boards by 2020.

To assist in meeting our diversity objectives and to ensure there are no systemic barriers or biases in our policies and practices, the board has approved a written Board Diversity Policy. The board currently has a diversity objective that each gender comprises at least 30% of directors.

Every year, the Governance Committee completes a self-assessment that measures, among other things, its effectiveness in guiding the board towards its diversity objectives.

The nominees for election to the board at the 2018 Annual Meeting include five women of a total 13 director nominees (38%). Over the past five years, the representation of women on the board has remained consistently over 30%. Currently the Board Chair and two Committee Chairs are women.

The Governance Committee reviews board composition and any anticipated board vacancies in light of our Board Diversity Policy and objectives. Pursuant to our Board Diversity Policy and our commitment to a balanced and diverse board, gender and non-gender diversity, age, geography, background and ethnicity are always important factors considered by the Governance Committee.

Diversity of the executive team

Diversity is integrated into our approach to talent management, which is highlighted on page 79. We consider different dimensions of diversity, including gender and non-gender diversity, race and ethnicity, when staffing executive and senior manager roles. This includes the CEO and executive officers reporting to the CEO (the Group Executive). We do not establish specific diversity targets at the level of the Group Executive due to the small size of this group and the need to carefully consider a broad range of criteria. As of the date of this Circular, 2 of the 9 (22%) executive officers who make up the Group Executive are women.

Royal Bank of Canada  |    38

RBC has had a Diversity Leadership Council chaired by the CEO since 2001, which provides a strong tone from above. This Council, composed of senior executives from across all businesses, develops diversity strategies and action plans with measurable outcomes. The representation of women in executive and senior manager roles is an important measure of our progress in building a diverse leadership pipeline for senior leadership positions. We are focused on accelerating the development of women to strengthen our succession bench through a number of different initiatives including our Women in Leadership Program. Diversity is a consideration in identifying development opportunities for our high-potential employees, such as inclusion on executive staffing lists, targeted development plans and participation in formal development and mentoring programs.

As at October 31, 2017, the representation of women

executives in Canada was 44%, exceeding our representation goal of 41% by 2018. We believe every staffing matters when it comes to making meaningful change and accordingly have

44% of our executives in Canada are women.

set ambitious diversity staffing goals in addition to representation goals. Our staffing goal for new executive appointments is set at 50% for women. We believe setting aspirational goals will help drive continued efforts in this area. Annually, the Human Resources Committee reviews a report on executive talent management that tracks progress in diversity, among other things.

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Board, committee and director effectiveness evaluations

The board and its committees annually review their effectiveness as part of a commitment to continuously improve their oversight, guidance and constructive	An independent consultant designs and administers the evaluations.

challenge of management. This evaluation is managed by

the Governance Committee, and includes separate evaluations of the Board Chair and each Committee Chair, as well as a peer review of each director. The results help the board develop priorities and action plans for the following year. The evaluations also form part of the Governance Committee’s assessment of the skills and competencies needed by the board to support the strategic objectives of RBC and inform its consideration of director nominee candidates.

Expectations of our directors

Our director effectiveness framework identifies the key characteristics and behaviours that the board considers essential for any director to successfully discharge his or her oversight responsibilities, which are set out below. This framework forms the basis of the peer evaluation components of the evaluation and reflects the board’s commitment to continuous improvement on an organizational and individual level.

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Annual evaluations

The annual evaluations of the board and each committee are supplemented by input from members of the Group Executive on areas such as board and committee processes, materials, interaction with management and overall effectiveness. We review our evaluation and effectiveness frameworks annually to align them with best practices and regulatory guidance.

Updates on priorities and action plans are provided to the board and committees by the Committee Chairs and the Board Chair on a regular basis throughout the year. This creates an effectiveness evaluation that is an ongoing, dynamic part of the functioning of the board and its committees.

Compensation at RBC

Directors’ compensation

The Governance Committee reviews the amount and the form of compensation of non-executive directors. Board compensation at RBC is designed based on our compensation principles to align the interests of directors with those of our shareholders. Detailed disclosure of board compensation is provided under Directors’ compensation starting on page 18 of this Circular.

Executive compensation

The board is responsible for decision-making and oversight with respect to the Bank’s compensation principles, policies and programs, including the management of compensation risk. Our shareholders participate annually in an advisory vote on our approach to executive compensation.

The Human Resources Committee acts as the compensation committee of the board and assists the board in carrying out its responsibilities with respect to executive compensation matters. This committee advises the board on compensation and human resources principles, as well as related policies, programs and plans designed to achieve our strategic goals and financial objectives within acceptable risk tolerances. For more information refer to the Human Resources Committee’s report on page 25 and the Compensation discussion and analysis beginning on page 46 of this Circular.

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Subsidiary governance

The board and its committees play a key oversight role in our enterprise-wide approach to subsidiary governance, with the Governance Committee coordinating oversight.

The Subsidiary Governance Office manages the governance

RBC takes an enterprise- wide approach to the governance of its subsidiaries.

of the Bank’s subsidiaries with a network of global offices which act as regional governance hubs bringing together local governance expertise with global oversight. This centralized approach provides consistency and transparency, enabling RBC to be responsive to evolving business needs, regulatory requirements and expectations and best practices.

Strong governance is enhanced through our policies on subsidiary board composition and functioning. Active and engaged subsidiary boards play a key role in oversight of our legal entities, with many of our subsidiary boards having independent directors, who are recruited for specific skills and experience and to assist the subsidiary board in providing effective challenge to management.

Shareholder engagement and communications

Continuous and open dialogue with shareholders is a key priority for the board and the Board Chair. Shareholders are encouraged to provide timely and meaningful feedback. The board has well-developed practices to facilitate constructive engagement with the Bank’s investor base and proactively considers and adopts, as suitable for RBC, emerging best practices of board engagement with shareholders.

The table below outlines the key contacts and methods that shareholders can use to engage with RBC and access important information:

Board of Directors

Shareholders can:

•   communicate with the independent directors as indicated on our governance website at rbc.com/governance; or

•   write to the Board Chair at the address provided at the back of this Circular.

Management

The CEO, Group Executive and senior management, the Senior Vice-President Performance Management & Investor Relations and the Secretary meet regularly with financial analysts and/or institutional investors.

Investor Relations	Investor Relations is responsible for maintaining communications with the investing public and is available to shareholders by email, telephone or mail as indicated at the back of this Circular.
Live broadcasts

Quarterly earnings calls with analysts are broadcast live and, for a period of three months after each call, are archived on our Investor Relations website at rbc.com/investorrelations. Our Annual Meeting is broadcast live and remains available on our Investor Relations website until the following Annual Meeting.

Additional governance disclosure

The following documents are available on our governance website at rbc.com/governance:

•	Corporate Governance Framework
•	RBC Code of Conduct
•	Mandates of the board, committees, Board and Committee Chairs and CEO
•	Director Independence Policy
•	Statement of Corporate Governance Practices
•	Proxy Access Policy
•	Corporate Citizenship Report
•	Public Accountability Statement
•	Summaries of any significant differences between our governance practices and the NYSE corporate governance listing standards.

Printed versions of any of these documents can also be obtained free of charge from the Secretary, using the contact information at the back of this Circular.

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2017 Report on executive compensation

Human Resources Committee letter to shareholders

To our fellow shareholders,

Our vision is to be among the world’s most trusted and successful financial institutions. This vision guides our senior management team in advancing our key strategic priorities.

On behalf of the board, the Human Resources Committee oversees our compensation approach and we work diligently on behalf of shareholders to ensure our executive compensation programs are aligned with performance and retain and motivate the Bank’s most senior executives to deliver strong and positive outcomes for the company, our clients and our shareholders.

We are pleased to share with you our approach to compensation for 2017 as well as highlights of performance that we considered in determining the 2017 compensation awarded to David McKay, our President and Chief Executive Officer (CEO). Guided by our compensation philosophy and principles, our decisions about executive compensation reflect our

Our purpose and strategic goals

Guided by our vision to be among the world’s most trusted and successful financial institutions, and driven by our purpose of helping clients thrive and communities prosper, we aim to be:

The undisputed financial services leader in Canada.
The preferred partner to corporate, institutional and high net worth clients and their businesses in the U.S.
A leading financial services partner valued for our expertise in select global financial centres.

ongoing focus on driving sustainable growth and creating long-term value for shareholders.

RBC’s performance in 2017

Our diversified business model, underpinned by a disciplined approach to risk and cost management, continued to deliver sustainable value for our shareholders.

In 2017, RBC continued to deliver high-quality earnings growth by focusing on our clients, deploying capital effectively and investing for the future, while carefully managing risks and costs. Our record earnings of $11.5 billion were up 10% from last year, driven by strong results in Personal & Commercial Banking, Wealth Management, Capital Markets and Investor & Treasury Services, partially offset by lower earnings in Insurance, as the prior year included the gain on sale of our home and auto insurance business. We returned a record $8.2 billion of capital to common shareholders in dividends and share buybacks, demonstrating our ongoing commitment to shareholders while successfully delivering on our growth strategies. We also welcomed new talent to our senior management team.

We achieved all of our medium-term financial objectives, delivering diluted earnings per share (EPS) growth of 11.5% and a return on common equity (ROE) of 17.0%, while finishing fiscal 2017 in a strong capital position with a Common Equity Tier 1 (CET1) capital ratio of 10.9%. These financial objectives are used to measure progress towards our medium-term total shareholder return (TSR) performance objectives. In 2017, we achieved top half TSR performance over the medium term, and our three and five year TSR were higher than the average of our global peer group, which reflects our consistent financial performance.

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Short-term incentive program
Financial measures	2017 target	2017 actual	Actual vs. target
Net income ($ millions)	$10,665	$11,469	Above target
Return on common equity	16.0%	17.0%	Above target

Mid and long-term incentive programs		Achieved
Financial objectives	2017 results	2017	3-year average
Diluted EPS growth of 7% +	11.5%	✓	✓
ROE of 16% +	17.0%	✓	✓
Strong capital ratios (CET1)	10.9%	✓	✓

We were very pleased with RBC’s achievements against a range of client, risk and strategic objectives in 2017 under the strong leadership of Mr. McKay. Most notably:

•	We maintained #1 or #2 market share positions in all key banking segments in Canada and maintained #1 market share in Canadian mutual fund assets under management.
•

We continued to execute our U.S. growth strategy, growing our Capital Markets investment banking business and our U.S. wealth management business, and expanding the City National Bank business model to select high-growth markets with strong wealth management and capital markets presence.

•

Our performance against client satisfaction and loyalty objectives across our businesses was strong, and we ranked Highest in Customer Satisfaction among the big five retail banks in J.D. Power’s 2017 Canadian Retail Banking Satisfaction Survey for the second year in a row.

•

We continued to build a digitally enabled relationship bank, increasing our cadence in digitizing our banking and wealth businesses, releasing more mobile functionality than our competitors and winning the inaugural J.D. Power award for Highest in Customer Satisfaction among Canadian mobile banking apps.

•

We deepened our artificial intelligence (AI) and machine learning capabilities to drive innovation by establishing research institute Borealis AI. In 2017, we won Financial Institution of the Year at the Canadian FinTech & AI Awards for championing internal innovation and investing in innovation partnerships that will help drive the future prosperity of Canada.

•	Employee engagement remains strong and continues to exceed the high performing companies benchmark.
•

We focused on unlocking the potential of our colleagues by simplifying our operating model and providing our best talent the opportunity to develop. We also introduced a future-focused leadership model that outlines in clear language our expectations for leadership in today’s competitive landscape.

CEO performance and compensation

CEO total compensation for 2017 is $12,430,000, 10% above target, reflecting strong performance in 2017.

In considering CEO compensation, we assess overall performance relative to financial, client, risk and strategic objectives established by the board at the beginning of the year. We also assess the Bank’s in-year progress against our medium-term objectives, which is the primary consideration in determining mid and long-term incentive awards. A detailed description of the performance evaluation for Mr. McKay starts on page 71.

Mr. McKay exceeded his objectives in 2017. As a result, the board awarded Mr. McKay total direct compensation of $12,430,000, which is 10% above his 2017 target and 8% higher than 2016. In making this award, the board exercised discretion to make a downward adjustment to eliminate the favourable impact of a gain from the sale of the U.S. operations

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of Moneris, which was not contemplated in the plan established for the short-term incentive (STI) program. Mr. McKay’s total direct compensation included no change in his base salary of $1,500,000, a short-term incentive award of $3,055,000 and mid and long-term incentives totalling $7,875,000. The mid and long-term incentives were granted in the form of performance deferred share units (80%) and stock options (20%) to support the alignment of his incentives with long-term shareholder interests.

We believe the compensation awarded to Mr. McKay this year appropriately reflects his leadership in driving our strong performance and executing on key strategic initiatives that build for the future and strengthen our ability to deliver shareholder value over the long term.

CEO target compensation for 2018

Based on Mr. McKay’s continued growth in leadership capabilities and progress against key strategic initiatives that position RBC for sustainable growth under his leadership, the board increased Mr. McKay’s mid and long-term incentive targets by $750,000, resulting in target compensation of $12,000,000 for the 2018 fiscal year.

Having your say

Shareholder input on compensation matters is an important part of our engagement process, and includes inviting you to have a say on our approach to executive compensation at each annual meeting. While this vote is advisory and non-binding, the board will consider the results in future compensation planning.

Last year we were pleased that 95.25% of shareholder votes were in favour of our approach to compensation. If you have any comments or questions about our approach to executive compensation, please contact us using the contact information at the back of this Circular.

We look forward to seeing you at the upcoming annual meeting of shareholders.

Alice Laberge Chair of the Human Resources Committee	Kathleen Taylor Chair of the Board

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Compensation discussion and analysis

This section describes our approach to compensation and the policies, practices, programs and awards for our named executive officers.

Our 2017 named executive officers

David McKay	President and Chief Executive Officer (CEO)

Rod Bolger	Chief Financial Officer (effective December 1, 2016)

Janice Fukakusa	Chief Administrative Officer (January 26, 2009 to January 31, 2017) and Chief Financial Officer (September 9, 2004 to November 30, 2016)

Douglas Guzman	Group Head, Wealth Management and Insurance and Deputy Chair, Capital Markets

Douglas McGregor	Group Head, Capital Markets and Investor & Treasury Services

Jennifer Tory	Chief Administrative Officer (effective May 1, 2017; Ms. Tory was Group Head, Personal & Commercial Banking from April 21, 2014 to April 30, 2017)

Compensation philosophy and principles

Guided by our vision of being among the world’s most trusted and successful financial institutions and our purpose of helping clients thrive and communities prosper, our approach to compensation, including executive compensation, is based on the following principles.

1. Compensation aligns with shareholder interests

• Awards vary based on the absolute and relative performance of RBC. • Mid and long-term incentives vest and pay out over time, encouraging a longer-term view of increasing shareholder value.

2. Compensation aligns with sound risk management principles

•    Our risk management culture is reflected in our approach to compensation. Our compensation practices appropriately balance risk and reward, and align with shareholder interests.

•    Performance of individuals, business segments and RBC overall is assessed on a number of measures, including adherence to risk management policies and guidelines.

3. Compensation rewards performance

•    Our pay-for-performance approach rewards contributions of employees to individual, business segment and enterprise results relative to objectives that support our business strategies for sustainable growth over short, medium and long-term horizons, which are aligned with the risk appetite of RBC.

4. Compensation enables RBC to attract, engage and retain talent

•    Talented and motivated employees are essential to building a sustainable future for RBC. We offer compensation that is competitive within the markets where we operate and compete for talent.

•    Compensation programs reward employees for high performance and their potential for future contribution.

5. Compensation rewards behaviours that align with our values and drive exceptional client experiences

•    RBC values, embedded in our Code of Conduct, form the foundation of our culture and underpin our ongoing commitment to put the needs of our clients first and deliver value to all of our stakeholders.

•    Risk conduct and compliance with policies and procedures are considered in determining performance-based compensation.

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Key programs and practices relating to compensation at RBC

We regularly review our compensation practices to ensure they align with best practices and regulatory guidance.

Pay for performance		Page
Compensation rewards performance	• We assess the performance of the CEO and Group Executive (the most senior executives of RBC) relative to objectives that support our business strategies for sustainable growth over short, medium and long-term horizons, which are aligned with the risk appetite of RBC.	57
Significant portion of pay is at risk and subject to performance	• For the CEO and Group Executive, 75% to 90% of target total direct compensation is at risk, which provides for a strong pay-for-performance relationship.	58
Deferral arrangements	• A significant portion of variable compensation is deferred over a number of years (at least 70% for the CEO, at least 65% for members of the Group Executive and at least 40% for other material risk takers), aligning to our compensation principles and relevant regulatory guidelines.	54
Mid and long-term incentive awards subject to performance at grant and at vesting	• Consistent with best practice, we determine grants of mid and long-term incentives based on performance relative to our medium-term objectives (diluted earnings per share growth, return on common equity and capital ratios). In addition, the Performance Deferred Share Unit (PDSU) Program is subject to a relative total shareholder return (TSR) performance modifier at the end of the 3-year performance period, with the possibility of a zero payout if the performance threshold is not met.	60
Scenario analysis of pay programs	• Every year we perform scenario analysis of our major compensation programs, including those in which the CEO and Group Executive participate, to assess how they might pay out under various RBC performance scenarios. We also back-test the compensation of the CEO and Group Executive to confirm appropriate pay-for-performance alignment.	57
HR Committee discretion	• The Human Resources Committee (HR Committee) may use its informed judgment when recommending final compensation awards to the board to ensure pay outcomes appropriately reflect risk and any unexpected circumstances that may arise during the year.	61
Compensation governance and risk management
Governance oversight	• The HR Committee assists the board in carrying out its compensation oversight responsibilities, including the compensation of the CEO and Group Executive.	49
Say-on-pay vote	• We offer a non-binding advisory vote to shareholders on our approach to executive compensation. Last year 95.25% of shareholder votes were in favour.	4
External independent advice	• The HR Committee engages an independent advisor to provide an external perspective of marketplace changes and best practices related to compensation design and governance, and objective advice regarding the appropriate level of compensation for the CEO and Group Executive in the context of RBC performance and the market.	50
Alignment with Financial Stability Board’s (FSB) principles and standards	• Our approach to compensation risk management is aligned with the FSB’s Principles for Sound Compensation Practices and Implementation Standards.	53-54

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Compensation governance and risk management (continued)
Forfeiture and clawback provisions	• To effectively balance risk and reward, forfeiture and clawback provisions address situations in which individuals conduct business activities inappropriately or outside of approved risk limits and tolerances, or situations involving a material error or misstatement of financial results.	53
Anti-hedging policy	• To maintain the intended alignment between individual and shareholder interests, we prohibit employees from hedging the value of their equity-based compensation.	53
Performance cycles align with risk time horizon	• To align compensation with the risk time horizon and motivate executives to create longer-term value and remain accountable for decisions with longer risk tails, we require that a significant portion of variable compensation be deferred and that executives meet minimum share ownership guidelines.	54
Post-retirement equity ownership	• The CEO and Group Executive must maintain a minimum level of equity ownership which extends into retirement, ensuring their interests continue to align with shareholders over 24 and 12 months, respectively.	64
Incentive plan caps	• The annual variable Short-term Incentive (STI) Program is capped at 2.0 times the target; the PDSU Program is capped at 1.25 times the target.	59-60
Talent management and succession planning	• The board oversees a comprehensive approach to talent management and succession planning, which is aimed at ensuring we have a pipeline of leaders to drive both short and long-term performance.	79
Double trigger change of control	• Equity awards vest on an accelerated basis only where termination of employment follows a change of control, referred to as ‘double trigger’.	89
Competitive compensation program
Peer group criteria and application

•        We use a core comparator group of Canadian financial institutions to establish competitive target compensation levels. We also use a reference comparator group of financial institutions outside of Canada to provide additional context in setting target pay of the CEO. We adjust payouts of mid-term incentive awards based on our 3-year TSR performance relative to our global peer group, which is described on page 15 in our 2017 Annual Report.

		55-56, 61
Opportunity to defer annual bonuses in deferred share units	• To enhance alignment with shareholder interests, executives may elect to receive all or a portion of their annual bonus award in deferred share units, redeemable only upon retirement, resignation or termination of employment with RBC.	64

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Compensation governance

Our Board of Directors is responsible for the oversight of RBC compensation principles, policies, programs and decisions. The board is supported in this work by the HR Committee, which is comprised of independent directors and is advised by an external independent compensation advisor.

The following chart illustrates our compensation governance structure.

(1)	The CRMOC is a senior management committee; members include the GCRO, the CHRO and the Chief Financial Officer (CFO).

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Human Resources Committee

The board recognizes the importance of appointing knowledgeable and experienced individuals who have the necessary background in executive compensation, risk and talent management to fulfill the HR Committee’s obligations to the board and shareholders. Most members of the HR Committee have significant experience in these areas as senior management of complex organizations, and through their prior and current membership on the Human Resources or Risk Committees of the RBC board and compensation committees of the boards of other large complex organizations. In fiscal 2017, three members of the HR Committee – Ms. Laberge (1), Mr. McCain and Mr. Vandal – also served on the RBC Audit Committee and Ms. Laberge and Mr. Vandal qualify as audit committee financial experts, as defined by the U.S. Securities and Exchange Commission. In addition, Dr. Munroe-Blum and Ms. van Kralingen also served on the RBC Risk Committee. This cross-membership between committees supports the effective oversight of compensation, and its alignment with sound risk management principles and practices.

In 2017, the HR Committee held a joint meeting with the Risk Committee to review RBC risk conduct and culture practices and to consider the relationship between risk and compensation and alignment of variable compensation with risk.

Independent advice

The HR Committee benefits from the advice of an external independent compensation advisor with deep expertise in the area of executive compensation. The HR Committee has retained Frederic W. Cook & Co., Inc. (FW Cook) for this purpose since 2015. FW Cook has no ties to members of the HR Committee or management that could jeopardize its independence, and maintains policies and procedures designed to prevent conflicts of interest. The independent advisor’s role includes:

•	advising on compensation and governance trends in executive compensation in Canada, the U.S. and other international locations;
•	annually reviewing the design of major compensation programs to ensure they remain market competitive and aligned with shareholder interests and sound risk management principles;
•	providing advice regarding the appropriate level of target compensation for the CEO and Group Executive;
•

providing advice regarding the CEO’s compensation recommendations for Group Executive and assisting in finalizing the HR Committee’s compensation recommendations for the CEO and Group Executive based on individual, business segment and overall RBC performance;

•	conducting CEO pay-for-performance analysis relative to the core and reference comparator groups; and
•	reviewing compensation-related materials prepared by management in advance of HR Committee meetings and highlighting potential issues to the Chair of the HR Committee.

The HR Committee Chair meets privately with the independent advisor before meetings where compensation is discussed to ensure that important issues receive appropriate attention. In addition, the HR Committee meets with the independent advisor in camera, without management present, at every meeting where compensation is reviewed.

In its assessments of the independence of FW Cook, the HR Committee considered all factors relevant to providing independent advice to the HR Committee, and also reviewed the non-committee services performed for RBC by FW Cook in fiscal 2017 and the proposed fees for those services (see ‘all other fees’ in the table on page 51). The HR Committee was satisfied that based on this review, and given the nature and value of the other services provided by FW Cook, the provision of non-committee services by FW Cook did not impact its ability to act as an independent resource for the HR Committee.

(1)	Ms. Laberge served on the Audit Committee until October 19, 2017 and currently serves on the Risk Committee.

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The total fees that RBC paid to FW Cook for its services in 2017 represented less than 1% of FW Cook’s global revenue. The table below shows the fees paid to FW Cook over the last two years.

Year	Executive compensation fees (1)	All other fees (2)
2017	US$175,333	US$52,928
2016	US$185,000	US$46,480
(1)	As independent consultants to the HR Committee.
(2)	In each of the last two years, the Board of Directors of City National Bank engaged FW Cook to conduct a compensation risk assessment of City National Bank’s incentive programs. These amounts represent fees paid to FW Cook for the work.

Compensation risk management

Our approach to compensation risk management is outlined in the policies and practices described below. These policies and practices are aimed at ensuring compensation aligns with the short, medium and long-term interests of our shareholders as well as regulatory guidance.

As set out in the RBC Code of Conduct and in the Risk Conduct and Culture Framework, all employees have a part to play in promoting a strong risk culture built on our values. These values are embedded in our recruitment, promotion, learning, leadership development and compensation practices. Annually, the HR and Risk Committees hold a joint session and consider how to further strengthen and evolve RBC’s risk conduct and culture practices to ensure we continue to do what’s right in dealing with clients, suppliers and employees, and continue to meet increasing regulatory expectations.

Adherence to company policies and processes, including the RBC Code of Conduct, is taken into account in determining performance-based compensation. Additionally, the board and management consider potential risks associated with compensation arrangements, and consider risk accountabilities and ethical behaviours as part of performance evaluations and compensation decisions.

The Group Chief Risk Officer (GCRO) plays a key role in the management of compensation risk at RBC, including several of the practices described in this section. The GCRO meets with the HR Committee on a regular basis to report on key risk issues that should be considered in determining variable compensation to support the Committee’s role in overseeing alignment of compensation with risk and performance outcomes. In 2017, the GCRO’s updates included reports on assessments of conduct and reputational risk in connection with sales practices which were a focal point across the financial services industry. The GCRO’s role as it relates to compensation risk management is further described on page 52.

RBC Compensation Risk Management Policy
Purpose

•        Sets out the compensation risk management policy and practices for RBC. The policy is guided by the FSB’s Principles for Sound Compensation Practices and Implementation Standards, which have been adopted by our principal regulators, and other applicable regulatory guidance.

Key features (applies to all employees)

The policy outlines:

•        the proportion of variable compensation that will be paid under deferral arrangements for executives and employees whose professional activities may have a material impact on the risk profile of RBC (Material Risk Takers, or MRTs);

•        that deferred compensation will be awarded in equity or equity-linked instruments for executives and MRTs; and

•        that compensation for employees responsible for financial and risk control activities will be determined independently from the performance of the businesses they oversee, to ensure their independence.

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Alignment of compensation with risk and performance outcomes
Purpose

•        Potential adjustments may be made to entire programs, to business segments within a compensation program, and to groups of, or individual MRTs, to appropriately reflect risk and performance in variable compensation decisions.

Key features (applies to all major compensation programs and MRTs)

•        To assist the HR Committee in determining whether compensation awards require a risk or performance adjustment, the Compensation Risk Management Oversight Committee (CRMOC) reviews compensation program pool calculations to ensure significant items impacting the results for the period are identified and appropriately captured. The process includes a review of key financial measures, including net income, ROE and economic profit, which takes into account the cost and quantity of capital.

•        The GCRO monitors a number of risk factors to ensure the alignment of compensation with risks undertaken. The review considers risk factors that may not have been reflected in current financial performance, but could have the potential to be sufficiently significant to justify adjustments to variable compensation for groups or individuals. Where warranted, adjustments for risk will be recommended by the GCRO to the CRMOC and the HR Committee. The GCRO’s assessment of these risk factors (1) includes:

-      the risk profile for RBC and the individual business segments compared to risk appetite;

-      credit and market risk exposure compared to established limits and risk appetite;

-      operational risk profile versus risk appetite;

-      the strength of the control environment;

-      management of regulatory compliance risks;

-      exposure to stress events and tail risk compared to risk appetite;

-      results from monitoring of RBC’s reputation for activities that have the potential to impair our image in the community or lower public confidence; and

-      potential impacts of emerging risks and upcoming regulatory changes.

•        We also assess the effectiveness of the RBC risk culture through internal conduct monitoring, employee opinion surveys, external benchmarking against peer practices and regulatory guidance.

•        Mid and long-term incentives granted to MRTs including the CEO and Group Executive can be adjusted downward at vesting and payout if (i) there has been a material downturn in financial performance or a material failure in managing risk; or (ii) actual risk and performance outcomes are materially different from the assessments made at the time of grant. Such adjustments for the CEO and Group Executive are at the discretion of the HR Committee and subject to approval by the board.

(1)	See the Enterprise Risk Management section of our 2017 Annual Report for a list of the major risk types identified and the structures and processes in place to manage them.

Enhanced compensation risk practices for Material Risk Takers
Purpose

•        We identify MRTs and monitor their conduct regarding risk accountabilities and ethical behaviours with possible compensation implications for risk events. This process includes monitoring for breaches of our Code of Conduct and other policies, risk limits and delegated authorities.

Key features (applies to MRTs)

•        Ensures risk management accountabilities are appropriately reflected in mandates, performance goals and compensation awards.

•        Compensation arrangements for MRTs including the CEO and Group Executive are subject to review by the GCRO. This is designed to ensure that variable compensation outcomes are properly aligned with RBC risk management policies, take into account risk events and conduct, and do not contribute to risk-taking in excess of the risk appetite of RBC.

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RBC Forfeiture and Clawback Policy
Purpose

•        Assists in effectively balancing risk and reward by addressing situations in which individuals conduct business activities inappropriately or outside of approved risk limits and tolerances, or situations involving a material error or misstatement of financial results.

Key features (applies to all executives, Managing Directors and Directors in Capital Markets)

•        Enables RBC to recoup incentive awards that have been paid or vested and cancel unvested mid and long-term incentive awards to executives, including the CEO, Group Executive and MRTs, for a situation involving misconduct, including non-compliance with applicable laws and regulations, accounting fraud, or failure to follow internal policies and procedures.

•        A financial restatement trigger permits RBC, subject to the board’s discretion, to recoup incentive awards that have been paid or vested and cancel unvested mid and long-term incentive awards for the CEO and Group Executive in excess of the amount that would have been received under the restated financial statements.

•          If an employee is terminated for cause, the employee, subject to applicable laws, would forfeit all previously awarded unvested mid and long-term incentive awards under performance-based incentive programs.

Restrictions on trading and hedging RBC securities
Purpose	• Maintains alignment of employee interests with those of our shareholders.
Key features (applies to all employees)

RBC employees are prohibited from:

•        selling RBC securities directly or indirectly if they do not own or have not fully paid for them (a short sale);

•        directly or indirectly buying or selling a call or put on RBC securities, subject to certain limited exceptions for employees of RBC subsidiaries; and

•        entering into equity monetization transactions that would have an effect equivalent to creating call or put rights in respect of RBC securities or other financial instruments designed to hedge or offset a decrease in the market value of securities of RBC.

Alignment to the FSB’s Principles for Sound Compensation Practices

Our approach to compensation continues to align with the FSB’s Principles for Sound Compensation Practices and Implementation Standards, as well as expectations from our principal regulators.

FSB principles	Compensation practices at RBC
The board oversees the compensation system’s design and operation	✓	The board is ultimately responsible for oversight and decision-making with respect to the compensation principles, policies and programs at RBC, including the management of compensation risk.
The board monitors and reviews the operation of the compensation system	✓	The board, with the support of the HR Committee, monitors and reviews the compensation system to confirm alignment with risk management principles and practices. This includes reviewing and approving compensation policies and the design of major compensation programs, payouts and adjustments for risk at the program and individual level.
	✓	The HR Committee meets with the GCRO regularly to review our risk profile relative to risk appetite to ensure that significant risks are appropriately reflected in compensation outcomes.
Independence of employees responsible for key risk and financial control activities	✓	Compensation for employees responsible for financial and risk control activities (e.g. risk, audit, compliance and finance) is determined independently from the performance of the business segments they oversee.
Compensation is adjusted for current and potential risks	✓	The HR Committee considers potential adjustments to compensation payouts both at the program and individual level, guided by the GCRO’s review of a number of risk factors as described on page 52.
	✓	At the individual level, performance-based compensation of MRTs may be adjusted, if warranted, following a review of their adherence to risk management and compliance policies.

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FSB principles	Compensation practices at RBC (continued)
Compensation outcomes are symmetric with performance outcomes	✓

Our pay-for-performance principle drives compensation awards, ensuring incentives are aligned with performance and risk outcomes. This is evident in aspects such as:

-       performance-based incentive pools are based on net income;

-       final payouts for mid-term incentive awards are subject to a performance modifier, which has the potential to increase or decrease awards by up to 25%, with the possibility of no payout if the performance threshold is not met or at the board’s discretion;

-       awards may be adjusted downward at vesting and payout if (i) there has been a material downturn in financial performance or a material failure of managing risk; and (ii) if actual risk and performance outcomes are materially different from the assessments made at the time of grant; and

-       the Forfeiture and Clawback Policy as described on page 53 that covers the CEO, Group Executive as well as Managing Directors and Directors in Capital Markets.

Payout of compensation is sensitive to the time horizon of risks	✓	To align compensation with the risk time horizon and motivate executives to create longer-term value, we require that a significant portion of variable compensation be deferred (at least: 70% for the CEO, 65% for Group Executive and 40% for other MRTs) with vesting over three or four years.
	✓	We have share ownership requirements, which also extend into retirement for the CEO and Group Executive.
The mix of cash, equity and other forms of compensation is consistent with the alignment of risk	✓	We require the deferral of a significant portion of pay at risk to align compensation with the risk time horizon and to motivate executives to create longer-term value. The mix of compensation varies by executive level, reflecting the opportunity executives have to influence the performance of RBC.

Independent review of compensation programs and practices

Each year, the RBC Internal Audit group conducts an independent review of compensation programs and practices for alignment with the FSB’s Principles for Sound Compensation Practices and Implementation Standards and other regulatory guidance. The Chief Audit Executive met with the HR Committee in May 2017 to report on the results of the review for fiscal 2016 and confirmed that RBC compensation programs and practices were generally aligned with FSB and other regulatory guidance.

Compensation decision-making

Compensation decisions are guided by our compensation philosophy and principles as described on page 46. The following illustration provides an overview of our annual process for determining and back-testing compensation for the CEO and Group Executive.

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1.	Establish target compensation levels

To ensure that our compensation programs remain market competitive, we annually review the program design and pay levels of other financial institutions that are our primary competitors for talent. The HR Committee’s external independent advisor analyzes market information and assists the HR Committee in determining the appropriate benchmark compensation comparator groups for the CEO and Group Executive. We also obtain market information from public disclosures and a number of other external consulting firms, including McLagan and Willis Towers Watson.

Compensation comparator groups

The HR Committee reviews and approves a core comparator group for compensation purposes as well as a reference comparator group used to provide additional context in establishing the CEO’s target pay. As part of its review of the comparator groups, the HR Committee considers the business profile of RBC (size, business mix and scale of operations outside of Canada), our international growth strategy, and the associated talent requirements.

These comparator groups have been unchanged since fiscal 2011 and are as follows:

i.	Core comparator group

The core comparator group of Canadian financial institutions is used to benchmark target compensation for the CEO and Group Executive. The following table summarizes the selection criteria for the core comparator group, and the resulting list of companies:

Selection criteria	Core comparator group
Head office location • Canada	• Bank of Montreal • Bank of Nova Scotia • Canadian Imperial Bank of Commerce • Manulife Financial • Sun Life Financial • Toronto-Dominion Bank
Line of business • Diversified banks and other financial institutions

Key company characteristics

•        Primary competitors for talent

•        Meet criteria on at least one of the following measures (generally half to two times RBC): revenue, assets, net income and market capitalization

ii.	Reference comparator group for the CEO

The reference comparator group is used to provide additional context in setting the target pay of the CEO. The following table summarizes the selection criteria for the reference comparator group, and the resulting list of companies:

Selection criteria	Reference comparator group
Head office location • Outside of Canada	• Barclays • BNP Paribas • Credit Suisse • JP Morgan Chase & Co. • National Australia Bank • PNC Financial • U.S. Bancorp • Wells Fargo & Company • Westpac Banking Corporation
Line of business • Diversified banks and other financial institutions
Key company characteristics Relevant with respect to: • size • business mix • scale of operations outside of home country • financial condition

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The following table (1) summarizes how we rank on size-based selection criteria relative to each group:

(1)	Information is from public filings for the most recently reported four quarters, available as at December 31, 2017; market capitalization as at October 31, 2017.

Target setting for the CEO and Group Executive

Each year, the HR Committee reviews target compensation for the CEO and Group Executive and discusses in depth its recommendations to the board relating to targets for the next fiscal year. The HR Committee takes into consideration the scope of respective roles, progress in demonstrating key leadership capabilities, competitiveness of compensation relative to the core comparator group, as well as advice from its independent advisor.

As RBC is the largest of the core comparator companies based on revenue, net income and market capitalization, and the second largest based on total assets, the HR Committee also uses the reference comparator group to provide additional context in establishing the CEO’s target pay. While the reference comparator group is not used when setting targets for Group Executive, broad market information for financial institutions outside of Canada is provided to the HR Committee for additional context for Group Executive members with significant international responsibilities.

2.	Set target compensation mix and pay at risk

Total direct compensation is comprised of base salary and performance-based incentive awards. The mix of compensation awards varies by role and executive level, reflecting the opportunity executives have to influence RBC performance. In determining the mix, we also consider market practices and our compensation principles, including how the elements of executive compensation align with longer-term shareholder value creation. When an executive is new in their role, we generally take a multi-year approach to transitioning target compensation to the appropriate positioning relative to market comparators. A significant portion of the compensation executives receive is at risk and a substantial percentage of pay at risk is deferred in the form of equity-based incentive awards to align compensation with shareholder interests.

3.	Establish performance objectives

Early in the fiscal year, the HR Committee recommends, and the board approves, a combination of financial and non-financial performance objectives, as well as specific strategic initiatives. Financial performance is assessed on the basis of net income and ROE relative to targets set for the STI Program. Awards in respect of net income and ROE are determined using pre-established payout grids. Non-financial objectives include client, risk and strategic objectives for the CEO, which support the achievement of short, medium and long-term performance and reflect the view that a multi-faceted approach to performance provides alignment with the interests of shareholders, clients, employees and communities.

The CEO establishes objectives for each Group Executive member, which are based on the same categories as the CEO and reflect each executive’s role and accountabilities.

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For major compensation programs, including those in which the CEO and Group Executive participate, a scenario analysis is performed annually to assess how these programs might pay out under different RBC performance scenarios. This analysis helps determine whether programs will pay out as intended, are aligned with our principle of pay-for-performance and do not drive risk-taking in excess of our risk appetite. The performance scenarios, which range from poor to exceptional results, are reviewed by the HR Committee to consider the appropriateness of a range of potential outcomes.

4.	Evaluate performance relative to objectives

Following the end of the fiscal year, the performance of the CEO and Group Executive is assessed relative to financial, client, risk and strategic objectives. The HR Committee evaluates the performance of the CEO relative to his objectives. The CEO reviews with the HR Committee performance evaluations for members of the Group Executive based on their established performance objectives.

A description of the evaluations for the CEO and other named executive officers for 2017 can be found on pages 71 to 78.

5.	Determine performance-based compensation awards

The HR Committee is responsible for recommending for board approval the short, mid and long-term incentive compensation awarded to the CEO and Group Executive. In making these decisions, the HR Committee reviews:

•	evaluations of performance;
•	market compensation information including compensation comparator groups;
•	available information regarding the relative financial performance of RBC;
•	individual potential to contribute to the creation of longer-term shareholder value;
•	GCRO’s report regarding the incorporation of risk in incentive compensation decisions at the program and individual level;
•	advice of the HR Committee’s independent compensation advisor;
•	CEO’s recommendations for compensation awards for Group Executive; and
•

select vertical pay ratios provided for additional context in making recommendations to the board for compensation awards for the CEO, including a comparison of the annual total direct compensation of the CEO and the median annual total direct compensation of all employees, and changes in this comparison over time.

After considering these sources of input, the HR Committee provides recommendations to the board for compensation awards for the CEO and Group Executive.

The board believes the use of informed judgment is important when determining final compensation to ensure that awards appropriately reflect risk as well as other unexpected circumstances that may arise during the year, and to eliminate the possibility of unintended outcomes determined solely by formula.

You will find a description of the compensation awarded to the CEO and other named executive officers for 2017 on pages 71 to 78.

6.	Back-test compensation

We back-test compensation for the CEO annually. Back-testing involves reviewing the current value of performance-based incentive awards granted over the CEO’s tenure (see page 73) to confirm the alignment of award outcomes with RBC performance. The assessment uses the value of the short and mid-term incentives at the time of payout, the in-the-money value of the long-term incentives at the time of exercise, and the value of unvested mid and long-term incentive awards at the date of the test. We also back-test performance-based incentive awards granted to the Group Executive to confirm the continued alignment of award outcomes with RBC performance.

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Components of 2017 compensation

Total direct compensation includes base salary and performance-based incentive awards. The graphs outline the target compensation mix for the CEO and Group Executive, excluding the Group Head, Capital Markets and Investor & Treasury Services (outlined on page 63), and the proportion of pay at risk.

CEO target mix	Group Executive average target mix

Base salary

Base salary reflects each executive’s level of responsibility, capabilities and experience in the context of their role and the market. We review base salaries annually, and generally grant increases when an executive assumes increased responsibilities or significantly deepens knowledge and expertise. We may also adjust base salaries when there is a material change in the compensation levels of comparable roles in the core comparator group. As described on page 56, when an executive is new in their role, we generally take a multi-year approach to transitioning target pay to the appropriate positioning relative to market comparators.

Performance-based awards

We determine awards under the short, mid and long-term incentive programs on individual, business segment and overall RBC performance. The annual short-term incentive program is cash-based; however, executives have the option of deferring all or part of their awards under the Deferred Share Unit (DSU) Program (see page 64 for more information). The mid and long-term incentive programs are equity-based.

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Short, mid and long-term incentive programs

The table below summarizes the key design features of the short, mid and long-term incentive programs, which are applicable to all named executive officers except the Group Head, Capital Markets and Investor & Treasury Services.

Short-term Incentive (STI) Program

Overview	Rewards individuals for business segment and overall RBC performance

Form of award	Annual cash bonus

Performance period	12 months
Grant/award determination	Total STI award is based on target total compensation levels established as a percentage of base salary, and performance outcomes in 3 categories (financial, client, and risk and strategic objectives) are added together to determine the actual STI payout. Payouts can range from zero to a maximum of 2.0 times target.
Performance measures

Financial (60% weight)

•        RBC or business segment net income for business segment Group Heads, relative to target (75% weight) plus ROE relative to target (25% weight).

•        We also consider economic and market assumptions used in the planning process and whether actual conditions differ from those assumptions to determine whether adjustments are warranted.

Client satisfaction and loyalty (10% weight)

•        Client satisfaction and loyalty are measured using a client index consisting of client survey results for our retail businesses: Canadian Banking, Wealth Management and Insurance. We also consider industry rankings and awards across all our businesses, including Capital Markets and Investor & Treasury Services. These client experience measures reinforce our value of putting our clients first and our vision to be among the world’s most trusted and successful financial institutions.

•        To reinforce RBC’s shared objective of delivering exceptional client experiences and winning together as One RBC, the CEO and Group Executive are evaluated against the same index score across business segments.

Risk and strategic (30% weight)

•        RBC, business and individual goals relating to risk management, strategy execution, talent management and brand management.

Vesting	Paid following the end of the fiscal year.

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Mid and Long-term Incentive (MTI and LTI) Programs
Overview	Rewards executives for their contribution to medium and long-term performance and potential for future contribution.
	MTI	LTI
Form of award	Performance Deferred Share Units (PDSUs) (80% of equity incentives granted)	Stock options (20% of equity incentives granted)
Performance period	3 years	Up to 10 years
Grant/award determination

The value of awards granted may vary from target based on performance against our medium-term objectives of diluted EPS growth, ROE and capital ratios.

The value of awards granted may also vary from target following a review of key risk factors completed by the GCRO to identify significant quantitative and qualitative risks that should be taken into account in determining awards.

If required, the GCRO will make recommendations to the HR Committee for adjustments (see page 52 for more information).

Performance measures at vesting

RBC share price performance plus relative TSR (change in RBC share price plus dividends paid compared to global peer group).

Adjustments may be made to awards at vesting relative to target based on a schedule that increases or decreases the value of awards by 5% for each ranking, to a maximum of 25%. Awards will fluctuate in value not only as a result of the application of the modifier, but also as a result of changes in RBC share price.

A zero payout would result if (i) 3-year TSR is in the bottom two rankings of the global peer group; and (ii) 3-year average ROE is below the performance threshold (10% for awards granted in 2017).

RBC share price performance.
Vesting	Vests and is paid after 3 years.	50% vests after 3 years 50% vests after 4 years

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How we use our global peer group

At vesting of PDSU awards, we compare our TSR to that of our global peer group to ensure alignment of compensation with performance objectives. This is the same global peer group described in our 2017 Annual Report. It is used to determine the performance modifier for payouts under the PDSU Program, as described above. This peer group was unchanged in 2017.

Global peer group

Canadian financial institutions

• Bank of Montreal

• Bank of Nova Scotia

•   Canadian Imperial Bank of Commerce

• Manulife Financial

• National Bank of Canada

• Power Financial

• Toronto-Dominion Bank

U.S. banks

• JP Morgan Chase & Co.

• Wells Fargo & Company

Other

• Westpac Banking Corporation

Potential adjustments to awards for the CEO and Group Executive
Risk and performance adjustments	The HR Committee and the board may adjust incentive awards from target levels based on the GCRO’s recommendations relating to significant external and internal factors affecting financial results.
Discretionary adjustments	Discretion may be exercised by the board to adjust STI awards to eliminate the impact of one-time items that were not included in the planning process. MTI awards may also be adjusted downward at vesting and payout if there has been a significant downturn in financial performance or failure in managing risk, and if actual risk and performance outcomes are materially different from the assessments made at the time of grant. Such adjustments are recommended by the HR Committee and approved by the board.

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Why we use these measures of financial performance
STI Program

Net income and ROE provide comprehensive measures of the overall performance of RBC in the fiscal year, and on a comparable-year basis.

Net income – for RBC and business segments

Net income is relevant across business segments and offers a consistent measure and common focus for all program participants to drive in-year and sustainable growth.

ROE – for RBC

We use ROE as a measure of return on capital invested in our business. The calculation is based on net income available to common shareholders divided by total average common equity for the period. We use this measure to gauge how efficiently we earn profits on behalf of our shareholders.

MTI/LTI Program

At grant: We consider in-year progress against our medium-term financial performance objectives for diluted EPS growth, ROE and capital ratios.

Diluted EPS growth

Diluted EPS reflects our net income available to common shareholders based on the weighted average diluted number of common shares outstanding for the period. EPS growth is a measure of management’s ability to deliver increased profitability to our shareholders.

ROE

As described above.

Capital ratios

Capital, as measured by the Common Equity Tier 1 (CET1) ratio, is a core measure of our financial strength and relevant in assessing our performance. Strong capital ratios, along with high returns over the short and longer term, reflect management’s ability to balance risk and returns while providing a prudent cushion to absorb shocks.

At vesting: PDSUs are subject to a relative TSR performance modifier at the end of the 3-year performance period.

TSR

TSR aligns with our three strategic goals (see page 42) and we believe it represents the most appropriate measure of shareholder value creation. TSR reflects the performance of our common shares over a period of time, incorporating share price change and reinvested dividends paid to common shareholders. Relative TSR is a measure of our TSR compared to our peers over a period of time.

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Capital Markets Compensation Program

The table below summarizes the key design features of the Capital Markets Compensation Program, which is applicable to the Group Head, Capital Markets and Investor & Treasury Services. Additionally, the Group Head, Wealth Management and Insurance, who participates in the STI, MTI and LTI programs, also participates in the Capital Markets Compensation Program in connection with his role as Deputy Chair, Capital Markets.

Key features	Capital Markets Compensation Program

Performance period	12 months
Bonus pool funding

•        Capital Markets earnings before variable compensation and taxes, which includes cost of funds, provisions for credit losses (PCL) and mark-to-market adjustments, and also includes a potential adjustment to reflect overall RBC performance using measures from the STI Program. The resulting compensation ratio is reviewed and may be used to adjust bonus pool funding to reflect market and competitive conditions.

•        The GCRO reviews the bonus pool to determine whether additional adjustments for risk are appropriate, reviews the assessment with the CRMOC and makes recommendations to the HR Committee. The HR Committee recommends the bonus pool to the board for approval after considering management’s recommendation.

Individual performance

•        The performance of the Group Head, Capital Markets and Investor & Treasury Services is assessed relative to financial objectives as well as risk and strategic objectives in a similar manner to other members of the Group Executive. Target compensation levels are not established for the Group Head as individual incentive awards are discretionary. In establishing compensation levels, the HR Committee also considers the compensation market information for the core comparator group. The HR Committee also considers performance and compensation information of institutions outside of Canada for additional context given the breadth and global scope of our Capital Markets business, and may make adjustments to ensure risk and performance are appropriately reflected in award amounts.

Form of awards (for Group Head, Capital Markets and Investor & Treasury Services)

•        Cash bonus (35% of variable compensation), and

•        Deferred compensation (65% of variable compensation) comprised of:

-  PDSUs (80%)

-  Stock options (20%)

For more information about these awards, see page 60.

Performance adjustments

•        Awards may be adjusted downward at vesting and payout if there has been a material downturn in financial performance or a material failure in managing risk, or if actual risk and performance outcomes are materially different from the assessments made at the time of grant. Such adjustments are recommended by the HR Committee and approved by the board.

•        In the event of misconduct or a material error or misstatement of financial results, financial reporting or financial statements, cash bonuses and mid and long-term incentive awards may be subject to clawback, as outlined in the RBC Forfeiture and Clawback Policy on page 53.

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Voluntary deferral of short-term incentive awards – Deferred Share Unit Program

Key features	DSU Program
Purpose	For all executives, the DSU Program provides the opportunity to receive 100%, or a portion (25%, 50% or 75%) of the short-term incentive award in RBC DSUs rather than cash, redeemable only upon retirement, resignation or termination of employment with RBC.
Determining the number of units	The elected portion of the award is converted to DSUs based on the average closing market price of shares on the TSX for the first five trading days in the open window following the fiscal year end. DSUs earn dividend equivalents in the form of additional DSUs.
Redeeming awards	When redeemed, DSUs are valued at the average closing price of shares on the TSX for the five trading days prior to the redemption date.

RBC Share Unit Program

Key features	Share Unit Program
Purpose	Awarded for special recognition purposes, usually granted off-cycle, where other equity-based awards are not typically awarded.
Vesting terms	The awards in some cases vest in full at the end of three years, and in other cases, proportionally over three years.

Share ownership requirements

We require the CEO and Group Executive to maintain a minimum level of share ownership, which extends into retirement for a specified period of time. Executives can meet share ownership requirements through personal holdings, shares accumulated under our employee share ownership plans, and share units held under our equity incentive programs, other than the RBC Stock Option Plan. Employees who are promoted to RBC executive roles or Managing Directors in Capital Markets have three years to meet the minimum requirement, while those who are recruited externally have five years.

RBC	Multiple of the last 3 years’ average base salary	Post-retirement
CEO	8x	24 months
Group Executive (1)	6x	12 months
Executive Vice-Presidents	3x	N/A
Senior Vice-Presidents	2x	N/A
Vice-Presidents	1x	N/A

(1)	See below for Group Head, Capital Markets and Investor & Treasury Services.

Capital Markets	Multiple of the last 3 years’ average base salary	+	Multiple of the last 3 years’ average annual cash bonus	Post- retirement
Group Head, Capital Markets and Investor & Treasury Services	2x	+	2x	12 months
Operating Committee Members	1.5x	+	1.5x	N/A
Managing Directors	1.5x	+	N/A	N/A

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All named executive officers exceed their share ownership requirements, as shown in the table below. Values are based on $100.87, the closing price of RBC common shares on the TSX on October 31, 2017.

Name			Personal holdings			Requirement	Total holdings (as a multiple of requirement) ($)
	PDSUs	RSUs ($)	DSUs (1) ($)	Shares ($)

D. McKay	21,132,288	–	1,689,557	3,217,732		8x average salary	26,039,577 (18x average salary)

R. Bolger	2,984,485	192,375	–	361,122		6x average salary	3,537,982 (7x average salary)

J. Fukakusa	9,917,039	–	–	6,326,163		6x average salary	16,243,202 (29x average salary)

D. Guzman	4,131,580	8,710,253	10,313,087	402,447		6x average salary	23,557,367 (38x average salary)

D. McGregor	21,329,771	–	49,544,923	8,264,100	(2)	2x average salary and cash bonus	79,138,794 (2) (18x average salary and cash bonus)

J. Tory	7,208,399	–	–	4,135,744		6x average salary	11,344,143 (16x average salary)

(1)	DSUs include STI awards, or portions thereof, that were voluntarily deferred and are fully vested.
(2)	These values include 5,000 preferred shares based on $24.33, the closing price of series BF preferred shares on October 31, 2017.

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2017 CEO and named executive officer incentive awards

We believe that a multi-faceted approach to evaluating performance, which takes into account both financial and non-financial measures, is a comprehensive and balanced way for the HR Committee to assess overall leadership and performance of the CEO and other named executive officers relative to objectives that support the achievement of our 2017 strategic goals, referenced on page 42.

The CEO and other named executive officers are assessed relative to the overall performance of RBC with a focus on maximizing TSR through the achievement of top half performance compared to our global peer group (as outlined on page 15 of our 2017 Annual Report) over the medium-term (3-5 years), which we believe reflects a longer-term view of strong and consistent financial performance.

The HR Committee considers the following measures in determining recommendations for the named executive officers’ short, mid and long-term incentive programs. At the beginning of the year, the board established financial, client, risk and strategic objectives for the STI Program. These objectives support the achievement of our strategic goals.

STI Program	MTI and LTI Programs at grant	MTI Program at vesting
• Net income and ROE compared to STI Program targets; • Client objectives; and • Risk and strategic objectives.	• Overall performance of RBC. This includes diluted EPS growth, ROE and capital ratios, which are used to measure our progress relative to our medium-term TSR objectives.	• For the mid-term incentive program, relative TSR over the 3-year time horizon following the date of grant compared to our global peer group.

When determining final compensation, the board may apply informed judgment to adjust the value of awards. This discretion is intended to ensure that awards appropriately reflect risk as well as other unexpected circumstances that arise during the year, and to eliminate the possibility of unintended outcomes determined solely by formula.

STI Program objectives and results

Financial (60% weighting)

	2017 actual	2017 STI target	Actual vs. target
RBC net income ($ millions)	$11,469	$10,665	Above target
RBC ROE	17.0%	16.0%	Above target

•	In 2017, RBC achieved record net income of $11,469 million, up 10% from 2016 and 8% above the STI Program target of $10,665 million.
•	2017 ROE was 17.0%, 100 bps above the STI Program target of 16.0% and up 70 bps from 16.3% in 2016.
•

Personal & Commercial Banking achieved net income of $5,755 million, up 11% from 2016 and 8% above the STI Program target of $5,322 million, mainly reflecting volume growth of 6%, and our share of the gain related to the sale of the U.S. operations of Moneris in the current year. Higher fee-based revenue in Canada and lower PCL also contributed to the increase. These factors were partially offset by higher costs in support of business growth reflecting ongoing investments in technology, including digital initiatives and higher marketing costs.

•

Capital Markets achieved net income of $2,525 million, up 11% from 2016, mainly driven by higher results in Corporate and Investment Banking and Global Markets reflecting increased fee-based revenue, lower PCL and a lower effective tax rate due to changes in earnings mix. These factors were partially offset by higher costs related to changes in the timing of deferred compensation, increased variable compensation on improved results and the impact of foreign exchange translation.

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•

Wealth Management achieved net income of $1,838 million, up 25% from 2016, mainly due to growth in average fee-based client assets, higher net interest income and increased transaction revenue. These factors were partially offset by higher variable compensation on improved results and increased costs in support of business growth, mainly reflecting higher staff-related costs in the U.S. and ongoing investments in technology, including digital initiatives.

•

Investor & Treasury Services achieved net income of $741 million, up 21% from 2016, due to higher earnings across all major businesses driven by funding and liquidity and increased results from our asset services business. These factors were partially offset by higher investment in technology initiatives.

•

Insurance achieved net income of $726 million, down 19% from 2016, primarily due to the gain on sale of our home and auto insurance manufacturing business in July 2016. Excluding the gain on sale (1), Insurance earnings were up 9% from 2016 and 6% above the STI Program target of $688 million, primarily due to higher favourable annual actuarial assumption updates and business growth, mainly in Canadian Insurance. These factors were partially offset by lower earnings from new U.K. annuity contracts and reduced earnings associated with the sale of our home and auto insurance manufacturing business.

Client (10% weighting)

Client satisfaction and loyalty are measured using a client index consisting of client survey results for our retail businesses: Canadian Banking, Wealth Management and Insurance. We also consider industry rankings and awards across all our businesses, including Capital Markets and Investor & Treasury Services. These client experience measures reinforce our value of putting our clients first and our vision to be among the world’s most trusted and successful financial institutions.

In 2017, client survey results met target in Canadian Banking and exceeded targets in Wealth Management and Insurance. Industry recognition was strong across our retail businesses, as well as Capital Markets and Investor & Treasury Services. Overall, the 2017 client index was 110%, or 10% above target.

In 2017, client satisfaction and loyalty improved, highlighted by numerous industry awards and rankings including:

•	Ranked Highest in Customer Satisfaction among the big five retail banks in Canada for the 2nd consecutive year (J.D. Power, 2017).
•	Ranked #1 in Ipsos Best Banking Awards in 12 of 13 categories; tied #1 in Overall Customer Service Excellence for the first time.
•	Ranked 5th largest wealth manager by client assets globally, unchanged since 2015 (Scorpio Partnership’s Global Private Banking KPI Benchmark).
•	Named ‘Best Investment Bank in Canada’ for the 10th consecutive year (Euromoney, 2017 North American Awards for Excellence).
•	Ranked #1 global custodian for the 7th consecutive year (Global Custody Survey) and ranked #1 Global Fund Administrator of the Year (Global Investor/ISF, 2017) for the first time.

(1)	Results excluding specified items are non-GAAP measures. For further details, refer to the Non-GAAP measures section on page 23 of our 2017 Annual Report.

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Risk and strategic (30% weighting)

Risk management
Risk profile within risk appetite	• Maintained strong credit ratings (no less than ‘A’ or equivalent). • Maintained risk profile within defined risk appetite that is in the top half of our peer group.
Strong capital, liquidity and funding

•     CET1 ratio of 10.9%, up from 10.8% in 2016.

•     Liquidity and funding ratios met or exceeded regulatory expectations.

•     Expected credit losses were less than one quarter’s NIAT and average PCL ratio was 50 bps or less over a 7-year economic cycle.

Strong internal controls	• Achieved predominantly satisfactory regulatory, audit and compliance ratings and enhanced internal controls. • Continued to maintain a strong and effective internal control environment within RBC.
Effective Risk Conduct and Culture	• Risk-related Employee Opinion Survey scores significantly exceeded global financial services norm. • Ongoing initiatives underway to increase internal awareness of Risk Conduct and Culture.
Strategy execution
Sustainable growth

•     In Canada, maintained #1 or #2 market share positions in all key banking segments and maintained #1 market share in Canadian mutual fund assets under management.

•     Continued to execute our U.S. growth strategy, growing our Capital Markets investment banking business and our U.S. wealth management business, and expanding the City National Bank business model to select high-growth markets with strong wealth management and capital markets presence.

Exceptional client experience

•     Continued to build a digitally enabled relationship bank, increasing our cadence in digitizing our banking and wealth businesses, releasing more mobile functionality than our competitors and winning the inaugural J.D. Power award for Highest in Customer Satisfaction among Canadian mobile banking apps.

•     Accelerated investments in tools and capabilities to simplify, digitize and automate activities and processes to improve the client experience.

Innovation

•     Established research institute Borealis AI to deepen our artificial intelligence and machine learning capabilities to drive innovation. In 2017, we won Financial Institution of the Year at the Canadian FinTech & AI Awards for championing internal innovation and investing in innovation partnerships that will help drive the future prosperity of Canada.

•     Established a new organizational approach for collaborating with strategic partners to bring new opportunities to our clients across all of our businesses.

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Talent management and culture
Unlock talent potential

•     Simplified our operating model and provided our best talent the opportunity to develop.

•     Introduced a future-focused leadership model that outlines in clear language our expectations for leadership in today’s competitive landscape.

Engaged employees

•     Employee engagement down 1% from 2016, but remained strong and continued to exceed the high performing companies’ benchmark.

•     Recognized as an employer of choice (Best Workplaces in Canada, Top Employers for Young People).

Diversity and inclusion

•     Representation rates of women executives and visible minorities have increased year over year and we are in the second position among the major banks in Canada. As described on pages 37 to 38, representation of women executives in Canada was 44%, exceeding our representation goal of 41% by 2018.

•     Ranked among Canada’s Best Diversity Employers (Mediacorp Canada) and received Employment Equity Award for Outstanding Achievement for the sector (Employment and Social Development Canada).

Brand management, community and social Impact
Strong brand and leadership in corporate citizenship

•     Maintained #1 most valuable brand ranking in Canada and top 30 (#16) globally for financial institutions (Brand Finance).

•     Named to the Dow Jones Sustainability North American Index for the 13th consecutive year.

•     Announced RBC Future Launch – a 10-year, $500-million commitment to help young people access meaningful employment through work experience, skills development and networking.

•     Contributed over $98 million in cash donations and community investments in 2017, creating a positive social impact in the communities where we operate.

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MTI and LTI Program objectives and results

The primary consideration in determining mid and long-term incentives is RBC performance relative to our diluted EPS growth, ROE and strong capital ratio objectives which are used to measure progress towards our objective of maximizing TSR over the medium term (3-5 years). We believe these measures reflect a longer-term view of strong and consistent financial performance.

We achieved each of these medium-term objectives in 2017 as outlined in the table below.

		Achieved
Medium-term objectives	2017 results	2017	3-year average
Diluted EPS growth of 7% +	11.5%	✓	✓
ROE of 16% +	17.0%	✓	✓
Strong capital ratios (CET1)	10.9%	✓	✓

Maximizing TSR is aligned with our three strategic goals discussed on page 42 and represents the most appropriate measure of shareholder value creation. In 2017, we achieved top half TSR performance over the medium term, and our three and five year TSR were higher than the averages of our global peer group, which reflects our strong and consistent financial performance.

Annualized TSR vs. peer group	Three year TSR (1)	Five year TSR (1)
Royal Bank of Canada	12% Top half	17% Top half
Global peer group average (excluding RBC)	10%	15%
(1)	The three and five year annualized TSR are calculated based on our common share price appreciation as per the TSX closing market price plus reinvested dividends for the period October 31, 2014 to October 31, 2017 and October 31, 2012 to October 31, 2017, respectively.

For 2018, our medium-term financial performance objectives remain unchanged.

71    |  Royal Bank of Canada

CEO performance and compensation

David McKay, President and CEO

Mr. McKay is responsible for the overall leadership and
management of Royal Bank of Canada, and sets the strategic
direction to drive leading performance consistent with the interests of shareholders, clients, employees and other stakeholders. He is accountable to the board for the development and successful
execution of strategy, while maintaining a strong capital position and prudent management of the risk profile of RBC. Mr. McKay’s overall stewardship responsibilities include setting the right ‘tone from above’ through leadership actions that exemplify RBC values and shape culture, ensuring an ongoing focus on innovation and exceptional client experiences within RBC’s diversified business model. His accountabilities also include developing leadership talent and sustaining the RBC brand to ensure the organization sets high standards as a leader in corporate citizenship and continues to generate shareholder value in the future.

STI Program award

The STI Program award for the CEO and other named executive officers, excluding the Group Head, Capital Markets and Investor & Treasury Services, is determined by the following:

(1)	CEO and CFO formula based on total RBC net income; Group Heads based on business net income.

The HR Committee and the board considered the results as summarized on pages 66 to 69 in determining the STI award for Mr. McKay. The HR Committee recommended and the board approved a total STI award for Mr. McKay of $3,055,000 as described below.

Financial objectives (60%)

•     Based on achievement of net income and ROE objectives for the STI Program, the HR Committee recommended and the board approved an award of $1,728,000 relating to financial performance, which was 28% above target.

Client objectives (10%)	• The HR Committee recommended and the board approved an award of $247,000 relating to client satisfaction and loyalty results, which was 10% above target.

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Risk & strategic objectives (30%)

•     Overall, the HR Committee and the board determined that RBC exceeded the risk management, strategy execution, talent management and brand management objectives. For a summary of results, refer to pages 68 to 69.

•     The HR Committee recommended and the board approved an award of $1,080,000 for Mr. McKay’s achievement relative to these objectives, which was 60% above target, in consideration of his performance.

Risk adjustment / discretion

•     The GCRO considered the degree to which risk was fully incorporated in the financial results for compensation purposes. On the advice of the HR Committee, the board confirmed that no risk adjustments were required to the STI award.

•     For 2017, on the advice of the HR Committee the board exercised discretion to make a downward adjustment to eliminate the favourable impact of the net gain on the sale of Moneris’ U.S. operations, which was not contemplated in the planning process.

MTI and LTI Program awards

In considering the MTI and LTI awards for Mr. McKay, the HR Committee assessed RBC’s 2017 progress relative to our medium-term objectives, which we believe reflects a longer-term view of strong, consistent and sustainable financial performance and prudent capital and risk management.

With diluted EPS growth of 11.5%, ROE of 17.0% and CET1 ratio of 10.9%, RBC achieved these medium-term objectives and achieved top half TSR performance compared to our global peer group over the medium term. In recognition of Mr. McKay’s strong leadership in positioning RBC for long-term growth, the HR Committee recommended and the board approved mid and long-term incentives totalling $7,875,000. The mid and long-term incentives were granted in the form of performance deferred share units (80%) and stock options (20%) to align with long-term shareholder interests. The HR Committee confirmed that no risk adjustments were required to the mid and long-term incentive awards, based on the GCRO’s review.

Summary of CEO compensation

2017 total direct compensation

Mr. McKay’s total compensation for 2017 is 10% above his target of $11,250,000 and up 8% from 2016.

	2017 actual		2017 target	2016 actual	2017 actual pay mix

Base salary	$1,500,000		$1,500,000	$1,500,000
Short-term incentive	3,055,000		2,250,000	2,521,000
Mid and long-term incentives
PDSUs	6,300,000		6,000,000	6,000,000
Stock options	1,575,000		1,500,000	1,500,000
Total	7,875,000		7,500,000	7,500,000
Total direct compensation	$12,430,000	(1)	$11,250,000	$11,521,000
(1) In 2017, 72% of pay at risk was deferred.

73    |  Royal Bank of Canada

CEO target compensation for 2018

In reviewing target compensation for 2018, the HR Committee took into consideration the following factors:

•	Mr. McKay’s demonstrated growth in leadership capabilities and experience as well as the scope of his role;
•

RBC’s size and scale as the largest Canadian bank in terms of revenue, net income and market capitalization, and one of the most diversified and complex business models relative to the core comparator group; and

•	Mr. McKay’s target compensation relative to his peers in the core comparator group as well as the reference group used to provide additional context in establishing the CEO’s target pay.

Based on the review of Mr. McKay’s continued growth in leadership capabilities and progress in delivering key strategic initiatives that position RBC for the future, the board increased Mr. McKay’s mid and long-term incentive targets by $750,000, resulting in target compensation of $12,000,000 for the 2018 fiscal year.

CEO compensation compared to realized and realizable pay over time

The table below compares the compensation awarded to the CEO over the past five years (Mr. Nixon from 2013 to July 2014 and Mr. McKay from August 2014 to 2017), with the value realized or realizable as at December 31, 2017. We also compare the compensation values to the value received by shareholders, indexed at $100 to show a meaningful comparison.

Year	TDC awarded (1)	Value at December 31, 2017 ($ millions)			Period	Value of $100
		A Realized pay (2)	B Realizable pay (3)	A+B=C Current value		To CEO (4) ($)	To shareholders (5) ($)
2013	12.7	18.5	0.0	18.5	10/31/12 to 12/31/17	146	219
2014	11.8	15.9	0.6	16.5	10/31/13 to 12/31/17	140	171
2015	10.9	3.6	13.3	16.9	10/31/14 to 12/31/17	155	144
2016	11.5	4.0	9.5	13.5	10/31/15 to 12/31/17	117	148
2017	12.4	4.6	6.3	10.9	10/31/16 to 12/31/17	88	127
					Average	$129	$162

(1)	Reflects total direct compensation (salary and variable compensation) awarded at year-end in respect of performance during the year.
(2)	Realized pay is the sum of salary, cash incentive, the payout value of share units granted during the period, the dividend equivalents paid, and the value of options exercised during the period.
(3)	Realizable pay is the sum of the current value of unvested units granted during the period and the in-the-money value of options outstanding.
(4)	Represents the actual value to the CEO for each $100 awarded in TDC for the fiscal year indicated, as at December 31, 2017 for each period.
(5)	Represents the value of a $100 investment in RBC common shares made on the first day of the period indicated, assuming reinvestment of dividends.

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Performance and compensation of other named executive officers

A detailed description of results relative to financial and client objectives for the named executive officers is provided on pages 66 to 67.

Rod Bolger, Chief Financial Officer
(effective December 1, 2016)

As Chief Financial Officer, Rod Bolger is responsible for Finance,
Investor Relations, Corporate Treasury, Taxation and the Law
Group. Together with other members of Group Executive, he is responsible for setting the overall strategic direction of RBC. In addition, Mr. Bolger chairs RBC’s Asset-Liability Committee which oversees the economic outlook and forecast, balance sheet
management, interest rate risk, liquidity risk and funding and capital targets.

2017 performance highlights

•

RBC maintained a strong capital position with a CET1 ratio of 10.9%, above the 2017 regulatory target set by OSFI, and returned $8.2 billion of capital to common shareholders in dividends and share buybacks.

•	Enabled business performance through effective tax, capital, funding and liquidity strategies.
•	Drove a sustained focus on operating leverage and efficiency ratios and continued to maintain a strong and effective internal control environment within RBC.
•	Increased employee engagement results.

2017 short, mid and long-term incentive awards

The HR Committee recommended and the board approved an STI award of $959,700, which includes a downward discretionary adjustment to eliminate the favourable impact of a gain on the sale of Moneris’ U.S. operations. The HR Committee also recommended and the board approved a mid-term incentive of $1,529,040 and long-term incentive of $382,260.

Total direct compensation

	2017 actual (1)		2017 target (1)	2017 actual pay mix

Base salary	$629,452		$650,000
Short-term incentives	959,700		812,500
Mid and long-term incentives
PDSUs	1,529,040		1,520,000
Stock options	382,260		380,000
Total	1,911,300		1,900,000
Total direct compensation	$3,500,452	(2)	$3,362,500

(1) Mr. Bolger was appointed CFO and joined the Group Executive on December 1, 2016. Mr. Bolger’s compensation reflects both his current role as the CFO and previous role as EVP, Finance and Controller.

(2) In 2017, 67% of pay at risk was deferred.

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Janice R. Fukakusa, Chief Administrative Officer and

Chief Financial Officer (retired on January 31, 2017)

Before her retirement, together with other members of Group
Executive, Janice was responsible for setting the overall strategic direction of RBC. She provided leadership for Finance, Investor
Relations, Corporate Treasury, Enterprise Services, Taxation and
the Law Group.

2017 performance highlights

•	RBC maintained a strong capital position with a CET1 ratio of 10.9%, well above the 2017 regulatory target set by OSFI.
•	Enabled business performance through effective tax, capital, funding and liquidity strategies.
•	Highly visible leader both internally and externally for diversity and inclusion, as well as in the not-for-profit sector.

2017 short, mid and long-term incentive awards

The HR Committee recommended and the board approved an STI award of $328,800, which includes a downward discretionary adjustment to eliminate the favourable impact of a gain on the sale of Moneris’ U.S. operations.

Total direct compensation

	2017 actual (1)	2017 target (2)	2016 actual		2017 actual pay mix

Base salary	$187,500	$750,000	$750,000
Short-term incentives	328,800	937,500	1,149,000
Mid and long-term incentives
PDSUs	–	–	2,750,000	(3)
Stock options	–	–	–
Total	–	–	2,750,000
Total direct compensation	$516,300	$1,687,500	$4,649,000

(1) Pro-rated compensation for fiscal year.

(2) Ms. Fukakusa retired on January 31, 2017 and was not eligible for an equity award. 2017 reflects annualized target.

(3) In light of her decision to retire in 2017, Ms. Fukakusa elected to receive her 2016 equity award in the form of PDSUs.

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Douglas A. Guzman, Group Head, Wealth Management and

Insurance and Deputy Chair, Capital Markets

As Group Head, RBC Wealth Management & RBC Insurance,
Doug Guzman leads the RBC businesses that serve the wealth
management needs of affluent and high net worth clients globally, and teams that provide asset management and trust products. He also oversees RBC Insurance, which provides a wide range of travel, life, health, home, auto, wealth and reinsurance products and solutions, as well as creditor and business insurance services, to individual, business and group clients. Mr. Guzman also serves as
Deputy Chair, RBC Capital Markets, where he acts as the lead relationship manager with a select number of key clients.

2017 performance highlights

•	Maintained position as industry leader in our full service private wealth business in Canada, and maintained #1 market share in Canadian mutual fund assets under management.
•	Improved client experience and advisor productivity through enhanced digital engagement (e.g., launch of the Advisor’s Virtual Assistant application).
•	Achieved solid sales growth in our Canadian Insurance business, maintaining #1 ranking in individual disability sales and outpacing industry growth in our individual term life insurance product.

2017 short, mid and long-term incentive awards

In respect of Mr. Guzman’s role as Group Head, Wealth Management and Insurance, the HR Committee recommended and the board approved an STI award of $1,140,000. The HR Committee also recommended and the board approved a mid-term incentive of $2,876,000 and long-term incentive of $719,000.

For Mr. Guzman’s role as Deputy Chair, Capital Markets, the HR Committee recommended and the board approved a Capital Markets bonus allocation of $2,000,000.

Total direct compensation

	2017 actual		2017 target		2016 actual	2017 actual pay mix
Base salary	$700,000		$700,000		$700,000
Group Head, Wealth Management and Insurance
Short-term incentives	1,140,000		875,000		896,000
Mid and long-term incentives
PDSUs	2,876,000		2,740,000		2,740,000
Stock options	719,000		685,000		685,000
Total	3,595,000		3,425,000		3,425,000
Total direct compensation	$5,435,000		$5,000,000		$5,021,000
Deputy Chair, Capital Markets
Capital Markets bonus allocation	2,000,000	(1)	2,000,000	(3)	2,000,000
Total direct compensation	$7,435,000	(2)	$7,000,000		$7,021,000

(1) 40% of the Capital Markets bonus allocation was deferred.

(2) In 2017, 65% of pay at risk was deferred.

(3) Capital Markets bonus pool is determined by earnings-based business performance, with a potential adjustment for RBC performance. Individual performance is based on financial results as well as risk and strategic objectives, and incentive awards are discretionary (maximum $2,000,000).

77    |  Royal Bank of Canada

A. Douglas McGregor, Group Head, Capital Markets and

Investor & Treasury Services

As Group Head, Chairman and CEO of RBC Capital Markets, Doug
has global oversight of the firm’s Corporate & Investment Banking and Global Markets activities conducted by its approximately 7,500 employees worldwide. He also directly leads the investment bank’s real estate lending businesses. As Group Head of RBC Investor &
Treasury Services, Doug is responsible for this business’s custody, treasury and financing services for institutional clients globally.

2017 performance highlights

•	In Canada, we deepened existing client relationships and gained new clients by leveraging our strong global capabilities and improving collaboration with enterprise partners.
•

Ongoing focus on the efficient deployment of capital and growth throughout our businesses by reducing unproductive assets and re-allocating capital to businesses that provide higher returns and increased profitability.

•	Continued to grow our investment banking business in the U.S. through offering full industry sector coverage and grew our key client relationships to generate additional revenue.

2017 short, mid and long-term incentive awards

Mr. McGregor participates in the RBC Capital Markets Compensation Program (see page 63 for more information on this program). The Capital Markets bonus pool is determined by earnings-based business performance, with a potential adjustment for RBC performance. Individual performance is based on financial results as well as risk and strategic objectives, and incentive awards are discretionary.

The HR Committee recommended and the board approved incentive compensation of $10,000,000, which was allocated as follows: 35% cash ($3,500,000); 52% performance deferred share units ($5,200,000); and 13% stock options ($1,300,000).

Total direct compensation

	2017 actual		2016 actual		2017 actual pay mix
Base salary	$750,000		$750,000
Performance-based incentive awards
Annual incentive	3,500,000		3,237,500
PDSUs	5,200,000		4,810,000
Stock options	1,300,000		1,202,500
Total direct compensation	$10,750,000	(1)	$10,000,000
DSU award	–		2,000,000	(2)
Total direct compensation	$10,750,000		$12,000,000
(1) In 2017, 65% of pay at risk was deferred. (2) Mr. McGregor received a $2,000,000 DSU award in December 2015 as described on page 89.

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Jennifer Tory, Chief Administrative Officer

(Effective May 1, 2017)

As RBC’s Chief Administrative Officer Jennifer Tory has
responsibility for Brand, Citizenship, Communications, Procurement
and Real Estate functions globally. Additionally, she provides leadership and oversight of transformational initiatives, with a particular focus on how the enterprise works together to further
RBC’s success. Together with other members of Group Executive,
Ms. Tory is responsible for setting the overall strategic direction of
RBC. Prior to May 1, 2017, Ms. Tory was the Group Head of
Personal & Commercial Banking.

2017 performance highlights

•	Ranked Highest in Customer Satisfaction among the big five retail banks in Canada for the 2nd consecutive year (J.D. Power, 2017).
•	Maintained #1 or #2 market share positions in all key banking segments.
•

Increased cadence in digitizing our banking businesses, releasing more mobile functionality than competitors and winning the inaugural J.D. Power award for Highest in Customer Satisfaction among Canadian mobile banking apps.

•	Announced RBC Future Launch, a 10-year, $500-million commitment to help young people access meaningful employment through work experience, skills development and networking.

2017 short, mid and long-term incentive awards

The HR Committee recommended and the board approved an STI award of $1,073,000, which includes a downward discretionary adjustment to eliminate the favourable impact of a gain on the sale of Moneris’ U.S. operations. The HR Committee also recommended and the board approved a mid-term incentive of $2,248,000 and long-term incentive of $562,000.

Total direct compensation

	2017 actual		2017 target	2016 actual	2017 actual pay mix

Base salary	$700,000		$700,000	$700,000
Short-term incentives	1,073,000		875,000	897,000
Mid and long-term incentives
PDSUs	2,248,000		2,140,000	2,140,000
Stock options	562,000		535,000	535,000
Total	2,810,000		2,675,000	2,675,000
Total direct compensation	$4,583,000	(1)	$4,250,000	$4,272,000
(1) In 2017, 72% of pay at risk was deferred.

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Talent management and succession planning

A comprehensive framework aligned with our business strategies is in place to enable an integrated approach to talent management and succession planning. We focus on the identification, assessment and development of executives and high-potential talent to build leadership capabilities and strengthen overall succession, ensuring we have a pipeline of leaders to drive both short and long-term performance. The CEO and senior leaders are stewards of the enterprise talent agenda and have specific performance objectives relating to talent management and succession planning, and are held accountable through the annual performance assessment process. This year we introduced a future-focused leadership model that outlines in clear language our expectations for leadership in today’s competitive landscape.

We believe leaders learn best from meaningful and varied on-the-job experiences and our staffing processes ensure the right people are appointed to roles to optimize both business performance and individual development. Our intent is to differentiate development for high-potential talent to prepare them for broader and more complex roles while also taking into consideration the need to build critical leadership capabilities. Our focus on advancing women and visible minorities into leadership roles is supported by clear accountability frameworks, staffing goals and a commitment to developing a robust pipeline of diverse leaders.

Our philosophy of development and promotion from within strengthens our culture, aids in retention of talent and provides more options for succession. We complement this practice with selective external hiring to bring in critical skills and capabilities, close succession gaps and foster diverse thinking. We also have a formal leadership development curriculum.

The HR Committee plays a key role in supporting the board in its oversight of talent management and succession planning. Annually, the HR Committee reviews and discusses with management the Executive Talent Management Report, which outlines the processes and practices for leadership development, the depth and diversity of succession pools for senior leadership roles across RBC, talent and succession risk metrics, progress made over the year, and plans for the upcoming year. In addition, our leadership strategy is reviewed annually by the HR Committee and the board.

Over the course of the year, the board reviews and discusses succession plans for the CEO, Group Executive and oversight function heads. At least annually, this includes an in-depth discussion of the contingency as well as short, medium and long-term succession plans for these roles and specific plans to address gaps. As part of this process, the CEO discusses the strengths and areas of development for key succession candidates, development progress over the prior year and future development plans. The board reviews and discusses possible scenarios for succession over various time horizons and development options such as job rotations and expanded mandates to further develop and assess potential successors. There is a systematic approach for the board to meet and get to know succession candidates, including earlier-in-career high potential talent. Talent strategies are also a component of business strategies, which are reviewed with the board throughout the year and include talent requirements and plans to enable achievement of longer-term strategic objectives.

Royal Bank of Canada  |    80

Executive compensation alignment with shareholder returns

The following chart compares the cumulative TSR of $100 invested in shares (assuming reinvestment of dividends) from October 31, 2012 to October 31, 2017, with the cumulative total return of the S&P/TSX Composite Banks Index and the S&P/TSX Composite Index over the same time period. Total compensation illustrated in the chart represents the aggregate compensation approved for the named executive officers as reported in each year’s Management Proxy Circular.

Total shareholder return on $100 investment and NEO compensation trend

Five-year total shareholder return on $100 investment

	2012	2013	2014	2015	2016	2017
Royal Bank of Canada	$100	$128	$152	$148	$172	$215
S&P/TSX Composite Banks Index	$100	$124	$147	$142	$165	$204
S&P/TSX Composite Index	$100	$111	$125	$119	$134	$150
NEO compensation
	2012	2013	2014	2015	2016	2017
NEO total compensation ($ millions) (1)	44.6	47.6	46.1	39.1	40.8	40.7

(1)	The values prior to 2014 include two Co-Group Heads, Capital Markets and Investor & Treasury Services. The 2014 value includes Mr. Nixon’s compensation in respect of the nine months he served as CEO. The value for 2015 includes the total compensation for Mr. McKay, Ms. Fukakusa, Mr. Lewis, former Group Head, Wealth Management and Insurance, Ms. Tory and Mr. McGregor. The value for 2016 includes Mr. Guzman as Group Head, Wealth Management and Insurance and Deputy Chair, Capital Markets. The 2015 and 2016 values have been revised from those previously presented to include DSU awards for Mr. McGregor in the amount of $2,000,000 in each year, as described on page 89. The value for 2017 includes Mr. Bolger as CFO as well as Ms. Fukakusa who retired on January 31, 2017.

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Cost of management ratio

We use cost of management ratios to show how corporate performance compares to compensation awarded to named executive officers. The following chart shows the link between RBC performance (as a percentage of RBC net income) and total compensation for the CEO and other named executive officers, as reported in the summary compensation table for the 5-year period ended October 31, 2017.

Cost of management

	2013	2014	2015	2016	2017
NEO total compensation ($ millions) (1)	47.6	46.1	39.1	40.8	40.7

(1)	The values prior to 2014 include two Co-Group Heads, Capital Markets and Investor & Treasury Services. The 2014 value includes Mr. Nixon’s compensation in respect of the nine months he served as CEO. The value for 2015 includes the total compensation for Mr. McKay, Ms. Fukakusa, Mr. Lewis, Ms. Tory and Mr. McGregor. The value for 2016 includes Mr. Guzman as Group Head, Wealth Management and Insurance and Deputy Chair, Capital Markets. The 2015 and 2016 values have been revised from those previously presented to include DSU awards for Mr. McGregor in the amount of $2,000,000 in each year, as described on page 89. The value for 2017 includes Mr. Bolger as CFO as well as Ms. Fukakusa who retired on January 31, 2017.

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Executive compensation tables

All information in this section is for the fiscal year ended October 31, 2017, unless noted otherwise. The following tables have been prepared to comply with the requirements of the Canadian Securities Administrators. Salaries shown here may differ from other compensation tables as the figures below represent salaries received in the fiscal year and other tables may include the annual base salary for the calendar year.

Summary compensation table

Name and principal position	Year	Salary ($)	Share- based awards (1) ($)	Option- based awards (2) ($)	Non-equity annual incentive plan compensation (3) ($)	Pension value (4) ($)	All other compensation (5) ($)	Total compensation ($)
D. McKay President and Chief Executive Officer	2017	1,500,000	6,300,000	1,575,000	3,055,000	886,000	44,877	13,360,877
	2016	1,466,667	6,000,000	1,500,000	2,521,000	714,000	43,726	12,245,393
	2015	1,300,000	5,800,000	1,450,000	2,325,000	742,000	38,893	11,655,893
R. Bolger Chief Financial Officer (6)	2017	629,452	1,529,040	382,260	959,700	180,000	18,296	3,698,748
	2016	400,000	780,000	195,000	576,000	44,000	14,800	2,009,800
	2015	400,000	780,000	195,000	648,000	40,000	14,081	2,077,081
J. Fukakusa Chief Administrative Officer & Chief Financial Officer (7)	2017	189,041	–	–	328,800	74,000	6,904	598,745
	2016	750,000	2,750,000	–	1,149,000	277,000	22,438	4,948,438
	2015	750,000	2,360,000	590,000	1,287,000	298,000	22,438	5,307,438
D. Guzman Group Head, Wealth Management and Insurance and Deputy Chair, Capital Markets (8)	2017	700,000	3,676,000	719,000	2,340,000	6,500	4,500	7,446,000
	2016	700,000	3,540,000	685,000	2,096,000	6,500	4,500	7,032,000
	2015	450,000	4,825,000	–	3,675,000	6,500	4,500	8,961,000
D. McGregor Group Head, Capital Markets and Investor & Treasury Services	2017	750,000	5,200,000	1,300,000	3,500,000	6,500	4,500	10,761,000
	2016	750,000	6,810,000	1,202,500	3,237,500	6,500	4,500	12,011,000
	2015	750,000	7,460,000	1,365,000	3,675,000	6,500	4,500	13,261,000
J. Tory Chief Administrative Officer (9)	2017	700,000	2,248,000	562,000	1,073,000	255,000	20,942	4,858,942
	2016	700,000	2,140,000	535,000	897,000	239,000	20,942	4,531,942
	2015	683,288	2,300,000	575,000	928,000	105,000	20,367	4,611,655

(1)	The 2017 amounts for each named executive officer represent the grant date fair value of performance deferred share units awarded on December 11, 2017 under the PDSU Program. The grant date fair value of each unit granted to each named executive officer was $101.602, based on the average closing price of shares on the TSX for the five trading days immediately preceding the grant date. The 2016 and 2015 amounts for each named executive officer represent the grant date fair value of performance deferred share units awarded under the PDSU Program. Amounts have been revised from those previously presented to reflect that Mr. McGregor also received a $2,000,000 DSU award for each of 2015 and 2016 as described on page 89.
(2)	The amounts for each named executive officer represent awards made under the Stock Option Plan. RBC uses the Black-Scholes model to value stock option awards for compensation purposes. For fiscal 2017, RBC changed its valuation methodology from a 5-year average fair value using 3-year daily share price volatility for each respective year to a single valuation using 10-year daily share price volatility to align with the term of the award as well as practices of our core comparator group. For 2017, the compensation value was 16.86% of the grant price ($102.333), for 2016, the compensation value was 9% of the grant price ($90.230) and for 2015, the compensation value was 12% of the grant price ($74.392). The following assumptions informed the Black-Scholes compensation value of option awards.

Fiscal year	Term	Risk free rate	Dividend yield	Volatility
2017	10 years	2.0%	3.6%	24.2%
2016	10 years	1.5%	3.8%	14.9%
2015	10 years	1.7%	3.7%	13.1%

The Black-Scholes compensation value of stock options differs from the accounting fair value disclosed in RBC annual consolidated financial statements. Under International Financial Reporting Standard 2 (IFRS 2), Share-based Payment, options must be treated as an expense using the fair value method of accounting. The accounting fair value of each award is determined as at the grant date and is amortized over the relevant vesting period. While the Black-Scholes model is also used to calculate the accounting fair value, the assumptions used in the accounting fair value calculation are based on an expected term of 6 years, rather than the full option term of 10 years. This is consistent

83    |  Royal Bank of Canada

with IFRS 2 and reflects forfeitures as well as the exercise pattern of RBC executives. The accounting value for 2017 was 6.5% of the grant price, 5.8% of the grant price for 2016 and 6.7% of the grant price for 2015. As the compensation fair value is greater, we awarded fewer options than if we had used the accounting fair value to determine the option awards.
(3)	The total STI award for each named executive officer includes cash and/or deferred share units. Executives, who voluntarily chose to receive their 2017 annual STI award in deferred share units, received deferred share units based on the average closing price of shares on the TSX for the first five trading days in the open trading window in December, which was $101.602.
(4)	Pension value represents compensatory change. See pages 86 to 88 for more information on pension benefits for the named executive officers. 2017 value for Mr. Bolger reflects a one-time compensatory change resulting from changes to his pension arrangement upon appointment as Chief Financial Officer.
(5)	The amounts in this column represent the Bank’s contribution under the Royal Employee Savings and Share Ownership Plan (RESSOP) or RBC Dominion Securities Savings Plan (DSSP). The named executive officers participate in the employee share ownership plans on the same basis as other employees. See page 88 for more information about these plans.
(6)	Mr. Bolger was appointed Chief Financial Officer on December 1, 2016 to succeed Ms. Fukakusa, who retired on January 31, 2017.
(7)	Ms. Fukakusa retired on January 31, 2017.
(8)	Mr. Guzman was Managing Director and Head of Global Investment Banking, Capital Markets from March 13, 2005 until October 31, 2015 and Group Head, Wealth Management and Insurance effective November 1, 2015. For each of 2016 and 2017, Mr. Guzman received incentive compensation of $2,000,000 comprised of a cash award of $1,200,000 and a performance deferred share unit award granted under the PDSU Program in the amount of $800,000 in recognition of his responsibilities as Deputy Chair, Capital Markets.
(9)	Ms. Tory was Group Head, Personal & Commercial Banking from April 21, 2014 until April 30, 2017. Effective May 1, 2017, she assumed the role of Chief Administrative Officer.

Incentive plan awards

Outstanding share-based and option-based awards

In the table on page 84, share-based awards refer to unvested performance deferred share units previously awarded through the PDSU Program, DSU Program and RBC Share Unit Program as at October 31, 2017. The value of unvested units awarded under the PDSU Program assumes that there is no performance adjustment for relative TSR performance and that the 3-year average ROE is above the applicable performance threshold. For each named executive officer, the value of unvested units is based on a share price of $100.87, the closing price of RBC common shares on the TSX on October 31, 2017, the last trading day of the fiscal year. See pages 60, 61 and 64, for more information about these awards.

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Option-based awards include all unexercised stock options outstanding as at October 31, 2017. The value of unexercised in-the-money options as at October 31, 2017 is the difference between the exercise price of the options and $100.87, the closing price of RBC common shares on the TSX on October 31, 2017, the last trading day of the fiscal year.

		Option-based awards					Share-based awards
Name	Grant date	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Value of options exercised (1), (2) ($)	Number of shares or units of shares that have not vested (3) (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
D. McKay	12-Dec-2006	–	54.990	12-Dec-2016	–	48,645
	10-Dec-2007	3,577	52.944	10-Dec-2017	171,431	1,515,247
	06-Jun-2008	37,472	50.547	06-Jun-2018	1,885,703	958,190
	15-Dec-2008	113,100	35.368	15-Dec-2018	7,408,276
	16-Dec-2009	90,842	55.041	16-Dec-2019	4,163,198
	15-Dec-2010	82,668	52.595	15-Dec-2020	3,990,798
	14-Dec-2011	58,542	48.933	14-Dec-2021	3,040,496
	11-Dec-2012	44,852	58.648	11-Dec-2022	1,893,741
	17-Dec-2013	45,438	69.170	17-Dec-2023	1,440,385
	15-Dec-2014	74,852	78.587	15-Dec-2024	1,667,927
	14-Dec-2015	162,428	74.392	14-Dec-2025	4,300,769
	12-Dec-2016	184,714	90.230	12-Dec-2026	1,965,357
							209,500	21,132,288
Totals		898,485			31,928,081	2,522,082	209,500	21,132,288	–
R. Bolger	14-Dec-2011	10,644	48.933	14-Dec-2021	552,817
	11-Dec-2012	11,862	58.648	11-Dec-2022	500,837
	17-Dec-2013	11,360	69.170	17-Dec-2023	360,112
	15-Dec-2014	12,352	78.587	15-Dec-2024	275,240
	14-Dec-2015	21,844	74.392	14-Dec-2025	578,386
	12-Dec-2016	24,014	90.230	12-Dec-2026	255,509
							31,495	3,176,860
Totals		92,076			2,522,901	–	31,495	3,176,860	–
J. Fukakusa	16-Dec-2009	–	55.041	16-Dec-2019	–	3,202,802
	15-Dec-2010	–	52.595	15-Dec-2020	–	2,872,768
	14-Dec-2011	–	48.933	14-Dec-2021	–	2,529,260
	11-Dec-2012	40,774	58.648	11-Dec-2022	1,721,560
	17-Dec-2013	41,652	69.170	17-Dec-2023	1,320,369
	15-Dec-2014	43,040	78.587	15-Dec-2024	959,060
	14-Dec-2015	66,092	74.392	14-Dec-2025	1,749,984
							98,315	9,917,039
Totals		191,558			5,750,973	8,604,830	98,315	9,917,039	–
D. Guzman	12-Dec-2016	84,354	90.230	12-Dec-2026	897,527
							127,311	12,841,833
Totals		84,354			897,527	–	127,311	12,841,833	–
D. McGregor	14-Dec-2011	–	48.933	14-Dec-2021	–	987,404
	11-Dec-2012	10,412	58.648	11-Dec-2022	439,615	3,150,444
	17-Dec-2013	91,736	69.170	17-Dec-2023	2,908,031
	15-Dec-2014	102,174	78.587	15-Dec-2024	2,276,743
	14-Dec-2015	152,908	74.392	14-Dec-2025	4,048,698
	12-Dec-2016	148,080	90.230	12-Dec-2026	1,575,572
							211,458	21,329,771	9,153,282
Totals		505,310			11,248,659	4,137,848	211,458	21,329,771	9,153,282
J. Tory	12-Dec-2006	–	54.990	12-Dec-2016	–	34,761
	10-Dec-2007	512	52.944	10-Dec-2017	24,538	216,363
	16-Dec-2009	4,130	55.041	16-Dec-2019	189,274
	15-Dec-2010	4,340	52.595	15-Dec-2020	209,514
	14-Dec-2011	6,388	48.933	14-Dec-2021	331,774
	11-Dec-2012	4,450	58.648	11-Dec-2022	187,888
	17-Dec-2013	4,132	69.170	17-Dec-2023	130,984
	15-Dec-2014	17,966	78.587	15-Dec-2024	400,336
	14-Dec-2015	64,412	74.392	14-Dec-2025	1,705,501
	12-Dec-2016	65,882	90.230	12-Dec-2026	700,984
							71,462	7,208,399
Totals		172,212			3,880,793	251,124	71,462	7,208,399	–
(1)	The value of options exercised is the benefit from the exercise of options granted in previous years, before deductions for taxes and commissions.
(2)	Mr. McKay’s and Ms. Tory’s options were exercised as part of the automatic exercise of options program, and were due to expire in December 2016, December 2017 and June 2018.
(3)	Mr. Guzman’s outstanding share-based awards include 52,158 shares that vested on October 31, 2017 and paid out on December 15, 2017.

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Incentive plan awards – value vested or earned during the year

The table below includes the portion of option-based awards and any share-based awards under the PDSU Program that vested in the year ended October 31, 2017. It also includes the STI or annual bonus that was awarded for the 2017 fiscal year and paid in December 2017, received by the named executive officers in cash and/or deferred share units that vested in the year ended October 31, 2017.

Name	Option-based awards – value vested during the year (1) ($)	Share-based awards – value vested during the year (2), (3) ($)	Non-equity incentive plan compensation – value earned during the year ($)
D. McKay	1,220,096	4,333,044	3,055,000
R. Bolger	315,301	1,210,089	959,700
J. Fukakusa	1,113,041	3,971,957	328,800
D. Guzman	–	6,075,397	2,340,000
D. McGregor	2,540,186	16,739,460	3,500,000
J. Tory	116,828	493,399	1,073,000
(1)	For the options granted on:
•	December 11, 2012 at an exercise price of $58.65, 50% of options vested on December 11, 2016 at a fair market value of $90.30, the previous trading day’s closing share price.
•	December 17, 2013 at an exercise price of $69.17, 50% of options vested on December 17, 2016 at a fair market value of $91.63, the previous trading day’s closing share price.
(2)	For Mr. McKay, Mr. Bolger, Ms. Fukakusa, Mr. McGregor and Ms. Tory, the amounts reflect values received from awards under the PDSU Program. The awards vested on December 17, 2016 and were paid out in cash based on a share price of $91.06, which represents the average price of shares on the TSX for the five trading days preceding December 17, 2016. At time of vesting, the performance component of the awards paid out at 110% to reflect the Bank’s TSR relative to the financial performance comparator group. For Mr. Guzman, the amount reflects values received from awards under the Capital Markets Compensation Program. The awards vested on October 31, 2016 and were paid out in cash in December 2016 based on a share price of $83.68, which represents the average price of shares on the TSX for the five trading days ending October 31, 2016.
(3)	The amounts received for Mr. Bolger and Ms. Tory also reflect share units received under the RBC Share Unit Program. The awards vested on December 17, 2016 and were paid out in cash based on a share price of $91.06, which represents the average price of shares on the TSX for the five trading days preceding December 17, 2016.

Securities authorized for issuance under equity compensation plans

The following table shows the equity securities authorized for issuance from treasury under compensation plans as at October 31, 2017, as approved by shareholders. Our equity compensation plans do not permit the issuance of shares that have not been previously approved by shareholders. The numbers shown in the table relate to the RBC Stock Option Plan.

Plan category	Number of securities to be issued upon exercise of outstanding options (a) (#)		Weighted-average exercise price of outstanding options (b) ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) (#)
Equity compensation plans approved by security holders	6,224,111	(1)	70.62	9,933,412
Equity compensation plans not approved by security holders	–		–	–
Total	6,224,111		70.62	9,933,412
(1)	Stock options assumed in connection with the acquisition of City National Bank are not included in this table; the number of these outstanding options as at October 31, 2017 is 2,341,885. The weighted average exercise price of City National Bank stock options outstanding is $49.91. The number of these options is equal to the number of RBC common shares to be issued on exercise.

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Stock Option Plan

The maximum number of shares that are issuable to executives designated by the HR Committee under the Stock Option Plan may not exceed 112 million shares (representing 7.76% of issued and outstanding shares as at February 8, 2018). As described in the table below, as at October 31, 2017, outstanding stock options represented 0.4% of shares outstanding. Shares issuable under options that expire, terminate or are cancelled without having been exercised are available for subsequent grants of options under the plan. The exercise price of options is determined as the higher of the volume-weighted average of the trading price per share of a board lot of shares traded on the TSX: (i) on the day preceding the date of grant; and (ii) for the five consecutive trading days immediately preceding the date of grant.

Option grants may include stock appreciation rights (SARs). The exercise of a SAR entitles the participant to a cash payment equal to the number of shares covered by the SAR, multiplied by the amount by which the closing price on the TSX on the day prior to exercise exceeds the exercise price of the corresponding option. Upon the exercise of an option, the corresponding SAR is cancelled and vice versa. There are no SARs outstanding.

Unvested stock options are forfeited if the participant’s employment with RBC is terminated, other than for retirement (as outlined on pages 89 to 90), disability or death. In the event of disability, options continue to vest and must be exercised within 60 months after disability or within 10 years from grant date, whichever is earlier. Upon death, options vest immediately and may be transferred by will or pursuant to laws of succession. Options must be exercised by the participant’s legal successor within 24 months after the date of death or within 10 years from grant date, whichever is earlier. See pages 89 to 90 for details about when a participant’s options terminate in circumstances other than retirement, disability or death.

The Stock Option Plan authorizes the board to make certain plan amendments without shareholder approval, including administrative changes, termination of the plan, changes to vesting provisions and amendments to comply with changes to laws and regulations or accounting requirements. This amendment procedure was approved by shareholders at the 2007 Annual Meeting. No amendments were made to the Stock Option Plan in 2017. For more information about the Stock Option Plan, see page 60.

RBC uses the Black-Scholes model to value stock option awards for compensation purposes. Following a review by the HR Committee of the valuation methodology in fiscal 2017, RBC changed its methodology from a 5-year average fair value using 3-year daily share price volatility for each respective year to a single valuation using 10-year daily share price volatility to align with the term of the awards as well as practices of our core comparator group.

The table below provides additional information on the Stock Option Plan for the past three years.

	Number of options as at October 31, 2017	Stock options as a % of outstanding common shares as at October 31, 2017
		Target	2017	2016	2015
Overhang (options outstanding and available to grant)	16,157,523	< 10%	1.1%	1.1%	1.3%
Dilution (current outstanding options)	6,224,111	< 5%	0.4%	0.5%	0.6%
Burn rate (the number of options issued each year)	1,509,088	< 1%	0.10%	0.10%	0.06%

Pension plan benefits

Defined benefit pension plan

Mr. McKay, Ms. Fukakusa, Mr. Bolger and Ms. Tory participate in the RBC Canadian Defined Benefit (DB) pension plan on the same basis as other employees.

The normal retirement age under the plan is 65, although early retirement benefits are available from age 55. Benefits are reduced for early retirement unless the member retires with 35 years of pensionable service.

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Under the RBC Canadian DB pension plan, retirement income is determined using a formula that takes into account pensionable earnings and pensionable service under the plan. Pensionable earnings are defined as base salary and annual incentive awards during the best 60 consecutive months, capped at $175,000 per year.

Supplemental pension benefits

In addition to the RBC Canadian DB pension plan, Mr. McKay, Ms. Fukakusa, Mr. Bolger and Ms. Tory receive supplemental pension benefits as defined under their individual executive pension arrangements. The supplemental pension benefits are capped for all named executive officers. The supplemental pension benefits for Ms. Tory will not be reduced for early retirement since she has attained 35 years of pensionable service in the RBC Canadian DB pension plan. The supplemental pension benefits vest when the executive retires from RBC and payments are subject to non-competition provisions.

The key provisions of the individual executive pension arrangements are described below.

CEO pension plan arrangement

Mr. McKay’s individual executive pension arrangement provides for an annual pension of $700,000 at age 55, increasing by $110,000 for each additional year of service after age 55 and capped at a maximum annual pension of $1,250,000 at age 60 or later, inclusive of benefits payable from the RBC Canadian DB pension plan. Increases to Mr. McKay’s salary do not increase Mr. McKay’s pension benefits.

Other named executive officers

Ms. Fukakusa retired effective January 31, 2017, with an annual pension of $612,000, inclusive of benefits payable from the RBC Canadian DB pension plan.

The table below shows the pension benefits the named executive officers are entitled to receive under their individual executive pension arrangements, which include benefits payable from RBC pension plans:

•

Mr. Bolger’s pension arrangement provides for an annual pension of $125,000 at age 55, increasing by $30,000 for each additional year of service from age 55 to 60, and by $15,000 for each additional year of service from age 60 to 65; to a maximum annual pension of $350,000 at age 65.

•

Ms. Tory’s pension benefits accrue at the following rates of pensionable earnings: 2% per year from age 40 to 49, 3% per year from age 50 to 59, and 2% per year from age 60 to 64. Her pensionable earnings are capped at the lesser of 150% of final base salary, or $300,000 in respect of service up to April 1, 2014, and $750,000 in respect of service thereafter.

Name	Number of years of credited service (#)	Annual pension benefits payable ($)		Opening present value of defined benefit obligation ($)	Compensatory change (2) ($)	Non- compensatory change (3) ($)	Closing present value of defined benefit obligation ($)
		At year- end (1)	At age 65
D. McKay	13.9	649,000	1,250,000	12,048,000	886,000	223,000	13,157,000
R. Bolger	2.5	44,000	350,000	280,000	180,000	16,000	476,000
J. Fukakusa	22.3	612,000	598,000	10,457,000	74,000	(131,000)	10,400,000
J. Tory	22.1	202,000	245,000	3,309,000	255,000	(152,000)	3,412,000
(1)	Annual pension benefits payable are benefits that have accrued and in some cases may not be fully vested.
(2)	Compensatory changes are the values of the projected pension earned from November 1, 2016 to October 31, 2017. The amounts shown are consistent with the disclosure in Note 17 of the RBC 2017 annual consolidated financial statements for the year ended October 31, 2017.
(3)	Non-compensatory changes include interest on obligations at the beginning of the year, gains and losses due to differences in actual experience compared to actuarial assumptions (other than those reflected in compensatory changes), employee contributions, and changes in actuarial assumptions, such as movements in the discount rate.

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The table below shows the years of credited service under the individual executive pension arrangements and years of RBC service as at October 31, 2017.

Name	Years of credited service (#)	Years of RBC service (#)
D. McKay	13.9	29.6
R. Bolger	2.5	6.6
J. Fukakusa	22.3	31.4
J. Tory	22.1	39.5

Defined contribution pension plans

•

Mr. Guzman participates in the RBC Canadian Defined Contribution (DC) pension plan on the same basis as other employees. Participants may choose to contribute from 0% to 8% of their earnings, to an annual maximum ($19,730 in 2017). RBC provides required and matching contributions to a maximum of $6,500 per year.

•

Mr. McGregor participates in the RBC Dominion Securities Inc. DC pension plan for managing directors who joined prior to January 1, 2002. Participants are required to contribute 3% of their earnings to an annual maximum of $6,500 per year and may choose to contribute an additional 1% to 5% of their earnings, to an annual maximum ($13,010 in 2017). RBC provides required and matching contributions to a maximum of $6,500 per year. Participants may invest their own contributions in a Registered Retirement Savings Plan account and invest the RBC matching contributions in the DC pension plan.

The table below shows the account balances for named executive officers participating in a DC pension plan.

Name	Accumulated value at start of year ($)	Compensatory ($) (1)	Accumulated value as at October 31, 2017 ($)
D. Guzman	481,828	6,500	616,104
D. McGregor	149,675	6,500	184,339
(1)	Compensatory change represents the employer contribution to a DC pension plan on behalf of the named executive officers.

Other benefits

Executives in Canada and the U.S. participate in RBC benefits programs on the same basis as other employees. The benefits programs include healthcare coverage, life and accident insurance and disability coverage. The benefits programs are comparable to the programs provided by companies in our core compensation comparator group.

In Canada, RBC executives can participate in the Royal Employee Savings and Share Ownership Plan (RESSOP), and executives in Capital Markets can participate in the RBC Dominion Securities Savings Plan (DSSP), on the same basis as other employees in Canada. RBC provides a 50% matching contribution invested in shares up to a maximum of 3% of eligible earnings. The RBC matching contribution is capped at $4,500 annually for DSSP members. RBC executives also receive perquisites as part of their executive compensation program. Perquisites provided to executives vary by position, and are comparable to those provided by companies in our core compensation comparator group.

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Employment contracts, termination and change of control

Employment contracts

RBC does not have employment contracts with any of the named executive officers; however, it has standard compensation policies that govern termination or change of control situations.

Termination

Our severance plans and policies are designed to expedite transition to alternative employment, comply with relevant legal requirements and align with market practices. As required by Canadian law, severance calculations for our Canadian employees are based on service, age and position. Bonuses or short-term incentive payments for the severance period are calculated with reference to relevant individual and business performance factors.

If a named executive officer is terminated for cause, he or she will not be paid severance, and at the discretion of the board, will forfeit the following:

•	bonus payments under the annual variable STI Program;
•	units previously awarded and unvested under the PDSU Program;
•	unvested options under the Stock Option Plan; and
•	annual bonus awards.

In December 2013, the board appointed Mr. McGregor to the position of Group Head, Capital Markets and Investor & Treasury Services and Chair and Chief Executive Officer of RBC Capital Markets, and awarded him a special deferred share unit (DSU) award in the amount of $2,000,000 to recognize his expanded responsibilities. The award vested in December 2016.

Pursuant to the arrangement put in place upon Mr. McGregor’s appointment, he would receive up to an additional $4,000,000 if he was terminated without cause. This arrangement has been clarified that Mr. McGregor received a $2,000,000 DSU award in December in each of 2014 and 2015 and the applicable 2015 and 2016 amounts have been revised from those previously presented. These DSU awards vested in December 2016 and are payable upon retirement or termination without cause.

Change of control

RBC has a change of control policy that covers the named executive officers and certain other senior executives. The policy is designed to ensure that key members of management stay in place for the benefit of shareholders in the event RBC is involved in a major shareholder transaction as defined below.

Benefits associated with the equity incentive programs are subject to a ‘double trigger’, which means the executive can accelerate vesting of any outstanding equity incentive awards only if he or she is terminated without cause within 24 months of the change of control. We define a major shareholder transaction as:

•	an entity or individual acquiring 20% or more of RBC voting shares;
•	a change of more than 50% in the directors on the RBC board;
•	a merger or consolidation with another entity that would result in RBC voting shares representing less than 60% of the combined voting power following the merger or consolidation; or
•	a sale or disposition of 50% or more of the net book value of RBC assets.

Forfeiture and clawback policy

We maintain a policy with respect to compensation forfeiture and clawback, which is applicable in the event of fraud or misconduct, or financial restatement. See page 53 for more information.

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Termination and change of control benefits

Compensation elements	Retirement	Termination with cause/resignation	Termination without cause	Termination without cause following a change of control
Base salary	Ends as of the date of retirement	Ends as of the termination or resignation date	Paid out over severance period as salary continuation or as lump sum payment (up to 24 months’ base salary based on service, age and position)	Lump sum payment equivalent to 24 months’ base salary
Annual short-term incentive and annual cash bonus	Receive pro-rated payment based on proportion of the fiscal year completed as of the date of retirement, paid at the end of year	Eligibility ends as of the termination or resignation date and no payment is made	Paid as lump sum at the end of each year of the severance period	Lump sum payment equivalent to 24 months’ short-term incentive/annual cash bonus
Deferred share units	Must be redeemed on or before December 15th of the calendar year following the year of retirement	Must be redeemed within 60 days of the termination or resignation date	Must be redeemed within 60 days of the end of the severance period	Must be redeemed within 60 days of the end of the severance period
Performance deferred share units/RBC share units	Continue to vest, subject to non-competition provisions	All units are forfeited as of the termination or resignation date	Pro-rated payment for the vesting period completed as of the end of the severance period (1)	All unvested awards vest immediately upon termination
Stock options	Continue to vest, subject to non-competition provisions; must be exercised within 60 months of retirement date or 10 years from grant date, whichever is earlier	Unvested options are forfeited as of the termination or resignation date; vested options must be exercised within 90 days of termination or resignation date	Continue to vest to end of the severance period, all unvested options are forfeited thereafter; vested options must be exercised within 90 days of the end of the severance period (1)	Vest immediately upon termination and must be exercised within 90 days of the termination date
Benefits	Eligible for retiree benefits	Eligibility ends as of the termination or resignation date	Pension credits and benefits continue during salary continuation	Pension credits and benefits continue during severance period
Perquisites	End as of the retirement date	End as of the termination or resignation date	Continue during severance period	Continue during severance period

(1)	In the event of termination without cause occurring on or after the date the respective executive officer has become eligible for retirement, any unvested performance deferred share units and stock options will continue to vest, subject to non-competition provisions, in accordance with the retirement provisions of the PDSU Program and the Stock Option Plan.

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Potential payments to named executive officers upon termination or change of control

The table below shows the value of the estimated incremental payments or benefits that would accrue to each named executive officer upon termination of his or her employment following retirement, termination with cause, resignation, termination without cause and termination without cause following a change of control, assuming employment was terminated on October 31, 2017.

The value of equity-based compensation consists of awards previously granted and disclosed. For purposes of valuing equity-based awards, a price of $100.87 is used, which is the closing price of RBC common shares on the TSX on October 31, 2017, the last trading day of the fiscal year. Ms. Fukakusa retired on January 31, 2017 and did not receive incremental payments or benefits after retirement.

Event	D. McKay ($)	R. Bolger ($)	D. Guzman ($)	D. McGregor ($)	J. Tory ($)
Retirement	–	–	–	–	–
Termination with cause/ resignation (1)	–	–	–	–	–
Termination without cause
Severance	7,252,667	1,911,800	7,755,667	8,558,333	3,026,000
Equity-based compensation (2)	5,106,119	568,968	3,012,610	–	–
Value of incremental pension benefits (3)	2,800,000	51,000	13,000	13,000	467,000
All other compensation (4)	192,906	106,474	111,906	20,494	141,136
Termination without cause following a change of control
Severance	7,252,667	1,911,800	7,755,667	8,558,333	3,026,000
Equity-based compensation	29,786,533	4,273,675	8,478,185	30,684,800	10,080,713
Value of incremental pension benefits (3)	2,800,000	51,000	13,000	13,000	467,000
All other compensation (4)	192,906	106,474	111,906	20,494	141,136

(1)	In the event of termination by RBC for reason of misconduct, gross negligence or willful breach of obligations, no benefits shall be payable from the individual executive pension arrangements for Mr. McKay, Mr. Bolger and Ms. Tory.
(2)	Mr. McGregor and Ms. Tory were eligible for retirement as of October 31, 2017.
(3)	For Mr. McKay, Mr. Bolger and Ms. Tory, the values shown represent the present value as at October 31, 2017 of the incremental pension benefits to which they would have been entitled had their employment terminated for the noted reason. The values shown reflect two years of additional service in the RBC Canadian DB pension plan and their individual executive pension arrangements (except for Mr. Bolger who would be entitled to 18 months of additional service in the RBC Canadian DB pension plan). Mr. Bolger would not have attained age 55 by the end of his salary continuance period, so he would not be entitled to any pension benefits from his individual executive pension arrangement as these benefits are only payable upon retirement/termination from RBC over the age of 55. The incremental annual pension benefits payable for Mr. McKay, Mr. Bolger and Ms. Tory would be $152,000, $5,000 and $30,000 respectively. The values shown have been determined using the same actuarial assumptions used for determining the October 31, 2017 year-end pension plan liabilities which are disclosed in RBC financial statements, with the exception that pension benefits are assumed to commence at the end of the salary continuance period, subject to a reduction in pension for early commencement, as applicable. Payment of pension benefits from the individual executive pension arrangements is subject to compliance with non-competition provisions. For Mr. McGregor and Mr. Guzman, the values shown represent the additional RBC contributions to the defined contribution pension plan that would be payable during salary continuance.
(4)	All other compensation includes the RBC cost of benefits, RBC contributions under RESSOP and DSSP and perquisites that continue during salary continuance.

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Additional disclosure under FSB and Basel Committee on Banking Supervision requirements

The aggregate quantitative information on compensation disclosed on pages 92 to 93 is provided in accordance with Implementation Standard 15 of the FSB’s Principles for Sound Compensation Practices and Implementation Standards and the Basel Committee on Banking Supervision’s Pillar III disclosure requirements.

The 2017 report on executive compensation also complies with various compensation disclosure requirements in the Prudential Sourcebook for Banks, Building Societies and Investment Firms, as required by the relevant U.K. regulator. Additional disclosures required under those requirements will be made separately.

We have established criteria for the identification of Material Risk Takers (MRTs) whose roles and activities may have a material impact on the RBC risk profile, as described on page 52. For the purpose of the tables below, ‘Senior Officers’ include the CEO and members of the Group Executive, and ‘Other MRTs’ include Executive Vice-Presidents and Senior Vice-Presidents of the Bank, or equivalent, and senior business leaders in Capital Markets.

In keeping with the FSB’s principles and standards and our compensation principles, a significant portion of variable compensation for Senior Officers and other MRTs must be deferred over a number of years (at least 70% for the CEO, at least 65% for members of the Group Executive and at least 40% for other MRTs).

All dollar values in the tables below are stated in Canadian dollars. Amounts denominated in foreign currencies have been converted to Canadian dollars using the Bank of Canada’s foreign exchange rate on the last trading day of each fiscal year.

Fixed and variable compensation paid

($ millions)	2017		2016
	Senior Officers	Other MRTs	Senior Officers		Other MRTs
Number of employees	10	213	8		214
Fixed compensation
Cash-based	$7	$97	$6		$96
Variable compensation (1)
Cash-based (non-deferred) (2)	$15	$184	$13		$173
Cash-based (deferred)	–	$3	–		$2
Shares and share-linked instruments (non-deferred)	–	$9	–		$7
Shares and share-linked instruments (deferred)	$31	$178	$31	(3)	$166
(1)	2017 and 2016 variable compensation excludes guaranteed awards paid in the fiscal year, noted in the table entitled ’Other compensation paid’.
(2)	Includes the value of short-term incentives deferred, at the discretion of the employee, in the form of share units under the terms of the DSU Program.
(3)	The 2016 amount has been revised from that previously presented to include a $2,000,000 DSU award received by Mr. McGregor in December 2015 as described on page 89.

93    |  Royal Bank of Canada

Other compensation paid

($ millions)	2017				2016
	Senior Officers		Other MRTs		Senior Officers		Other MRTs
	Number of employees	Amount	Number of employees	Amount	Number of employees	Amount	Number of employees	Amount
Sign-on awards	–	–	1	$0	–	–	4	$1
Guaranteed awards	–	–	3	$4	–	–	2	$8
Severances (1)	–	–	10	$22	–	–	11	$11
(1)	The information includes the number of Senior Officers and MRTs who received severance payments, the aggregate amount of these payments, as well as the highest single severance payment. In 2017, the highest single severance payment was $5.2 million.

Deferred compensation (1)

($ millions)	2017 (2), (4)		2016 (3), (4)
	Senior Officers	Other MRTs	Senior Officers		Other MRTs
Outstanding
Vested	$44	$265	$37		$253
Unvested	$110	$405	$89	(5)	$393
Fiscal year payouts	$34	$243	$39		$225
(1)	Excludes short-term incentives deferred, at the discretion of the employee, in the form of share units under the terms of the DSU Program.
(2)	For 2017, vesting status of awards is as at October 31, 2017. Values for deferred compensation in Canadian dollars are based on $100.87, the closing price of RBC common shares on the TSX on October 31, 2017, the last trading day of the fiscal year. U.S. deferred compensation is based on US$78.15, the closing price of RBC common shares on the NYSE on October 31, 2017.
(3)	For 2016, vesting status of awards is as at October 31, 2016. Values for deferred compensation in Canadian dollars are based on $83.80, the closing price of RBC common shares on the TSX on October 31, 2016, the last trading day of the fiscal year. U.S. deferred compensation is based on US$62.48, the closing price of RBC common shares on the NYSE on October 31, 2016.
(4)	Outstanding values for 2017 and 2016 include cash-based deferred compensation in the amounts of $9 million and $19 million, respectively; amounts otherwise reflect deferred compensation granted in shares and share-linked instruments. There was no cash-based deferred compensation outstanding for Senior Officers in 2017 or 2016.
(5)	The 2016 amount has been revised from that previously presented to include a DSU award for Mr. McGregor in the amount of $2,000,000, as described on page 89.

Since December 2011, variable compensation and outstanding deferred compensation have been subject to explicit and implicit ex-post adjustments, as noted in the Alignment of compensation with risk and performance outcomes section on page 52. RBC did not make any explicit or implicit ex-post adjustments to reduce previously granted deferred compensation awards that vested and were paid to plan participants during fiscal 2017.

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Indebtedness of directors and executive officers

In the course of our business, loans are granted to directors, executive officers and other employees on terms normally accorded to other clients of comparable creditworthiness. The following table shows the aggregate indebtedness outstanding at January 31, 2018 to the Bank or its subsidiaries incurred by current and former directors, executive officers and employees of the Bank and its subsidiaries. This amount excludes routine indebtedness as defined below (1).

Purpose	To RBC ($)	To another entity ($)
Share purchases	–	–
Other	2,718,380	–
(1)	Routine indebtedness includes:
a.	loans made on terms no more favourable than loans to employees generally, for which the amount remaining unpaid does not exceed $50,000 at any time during the last completed financial year to any director, executive officer or proposed nominee together with his or her associates;
b.	loans to full-time employees, fully secured against their residence and not exceeding their annual salary;
c.	loans, other than to full-time employees, on substantially the same terms (including those as to interest and security rate) available to other clients with comparable credit and involving no more than the usual risk of collectability; and
d.	loans for purchases on usual trade terms, or for ordinary travel or expense advances, or similar reasons, with repayment arrangements in accordance with usual commercial practice.

The following table shows the indebtedness of each individual who is or was, at any time during fiscal 2017, a director or executive officer, of each director nominee, and of each associate of any such director, executive officer or director nominee. These loans exclude loans repaid in full and routine indebtedness.

Name and principal position	Involvement of RBC	Largest amount outstanding during fiscal 2017 ($)		Amount outstanding as at January 31, 2018 ($)		Financially assisted securities purchases during fiscal 2017 (#)	Amount forgiven during fiscal 2017 ($)
Securities purchase programs		–		–		–	–
Other programs
M. Dobbins Chief Strategy & Corporate Development Officer	Lender	1,663,621	(1)	1,600,884	(1)	–	0
N. McLaughlin Group Head, Personal & Commercial Banking	Lender	1,168,502	(1)	1,117,496	(1)	–	0
(1)	Residential mortgage loans secured on the borrower’s residence granted at the applicable best customer interest rate in accordance with the Bank’s residential mortgage lending program.

95    |  Royal Bank of Canada

Additional items

Directors’ and officers’ liability insurance

The Bank has purchased, at its expense, directors’ and officers’ liability insurance which provides protection for directors and officers against liability incurred by them in their capacities as directors and officers of RBC and its subsidiaries. For the 12 months ending May 31, 2018, this insurance has a dedicated policy limit of $500 million for each claim and as an aggregate, together with an additional $150 million for directors of RBC only. There is no deductible for this coverage. The insurance applies in circumstances where the Bank may not indemnify its directors and officers for their acts or omissions. Premiums paid by RBC relating to directors’ and officers’ liability insurance are approximately $1.9 million per annum.

Directors’ approval

The Board of Directors of the Bank has approved the content and sending of this Management Proxy Circular.

February 8, 2018

Karen McCarthy

Vice-President, Associate General Counsel and Secretary

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Schedule ‘A’: Shareholder proposals

Linda Schwey

Following discussions with RBC, Linda Schwey agreed to withdraw a shareholder proposal related to the use of offshore suppliers. As one of Canada’s largest employers, RBC employs approximately 58,000 people across the country. We continue to adhere to and enforce our Supplier Code of Conduct and to honour our 2013 public commitment to make every effort to provide employment opportunities in Canada.

Vancity Investment Management Inc.

Based on actions RBC has underway regarding climate-related risks and opportunities, Vancity Investment Management Inc. agreed to withdraw a shareholder proposal on the processes utilized by the board of directors to ensure risks from climate change are accounted for when the Bank undertakes financing for energy projects. These actions include our Climate Change Position & Disclosure Statement for fiscal 2017 which is structured based on the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) and is available on our website at rbc.com/environment, our participation in a United Nations-led global project to analyze climate change risks on specific sectors aligned with the TCFD recommendations and holding a joint session of the Risk and Audit Committees in 2018 to discuss climate-related risks, opportunities and disclosure.

Mouvement d’éducation et de défense des actionnaires (MÉDAC)

Following discussions with RBC, MÉDAC agreed to not submit any of its four proposals to a shareholder vote. As requested by MÉDAC, these proposals and MÉDAC’s supporting comments (translated from French to English) and the board’s responses are set out below.

PROPOSAL NO. 1:  Democratization of access to two director positions

It is proposed that the board of directors adopt a by-law opening the way for two director positions to be set aside for nominees from the public who will be elected by the shareholders for a term of one year each or until a successor is elected or appointed.

Supporting Statement

The purpose of such a nomination process is to diversify the sources of director nominees and identify new qualified individuals who would not have been considered by using conventional sources: referrals from management or a director, selection by an executive or director search firm, referrals from an influential shareholder holding more than 5% of the Bank’s shares.

In order to be candidates, individuals would have to meet the following requirements:

•	Be actively involved in the socio-economic environment;
•	By supported by at least three groups representing stakeholders of the Bank;
•	Be a director of a for-profit or not-for-profit organization;
•	Meet the requirements in terms of skills and experiences sought by the Bank for its directors;
•

Preferably be certified by an institute or college dedicated to providing corporate director training. It should be noted that, for more than ten years now, several thousand people Canada-wide have taken specific training to sit on boards of directors.

Interested candidates could express their interest further to a public call for nominations process conducted via the media or the Bank’s website. Candidates’ compliance with the stated requirements would be evaluated by the Bank’s nominating committee. The selected candidates would be included in the management proxy circular, which would specify that they were selected further to the public call for nominations. The two individuals obtaining the largest number of votes during the ballot would be elected. They would be eligible for re-election each year for up to a cumulative maximum term of twelve years.

97    |  Royal Bank of Canada

We would like to stress that we are well aware that candidates other than those identified by management or members of the board of directors can be nominated. Even assuming that some individuals may submit their nomination, it was difficult for us to identify a few director profiles that departed from the conventional paths to nomination and would provide a different value-added. We would suggest that the annual report on the activities of the Bank’s nominating committee could be enhanced by including efforts made to diversify the committee’s sources of nominees with a view to identifying the most qualified people to sit on the board of directors.

This proposal is therefore aimed at developing a new nomination source and providing candidates bringing different perspectives to the decision-making process with assurance that they will be able to join the board through the setting aside of two seats for them, provided the selection criteria are satisfied.

Such a process is currently used by the Fonds de solidarité FTQ and enables the achievement of this proposal’s objectives.

BOARD RESPONSE TO PROPOSAL NO. 1:

The board derives its strength from the diversity, qualities, competencies and experiences of its members. With a view to the long-term strategic focus of RBC, the Governance Committee has oversight responsibility for board renewal and the identification and recommendation of candidates for nomination as directors is one of its fundamental roles.

The Committee identifies potential candidates through various sources, including referrals from independent search firms, directors, management, shareholders, individuals and other stakeholders. As well, a sub-committee was formed in 2017 to support the Governance Committee in these recruitment activities.

As outlined on page 35, any shareholder, individual or other stakeholder may recommend a candidate to the Board Chair to be considered by the Governance Committee using the contact information at the back of this Circular. Qualifying shareholders may also submit individuals to be nominated as directors either in accordance with the Bank Act or under RBC’s new Proxy Access Policy adopted in 2017.

The Governance Committee, together with the Board Chair, considers all qualified individuals and reviews the credentials and experience of candidates proposed for election to the board. It assesses their competencies and experience against those that the board views as important to the long-term strategic focus of RBC and that the board, as a whole, should possess (as outlined on pages 17 and 36).

The Governance Committee also reviews board composition and any anticipated board vacancies in light of our Board Diversity Policy and objectives. Pursuant to this policy and our commitment to a balanced and diverse board, the Committee considers other important factors such as gender and non-gender diversity, age, geography, background and ethnicity. Candidates are also expected to have governance experience and a commitment to and accountability for corporate citizenship.

RBC’s board regularly reviews its director recruitment process to ensure that RBC has the oversight it needs to succeed in a dynamic market landscape. The board believes that the current open and transparent process continues to reflect best market practices and strongly aligns with the interests of our regulators, shareholders and other stakeholders. The Governance Committee will continue its practice of regularly reviewing its director candidate recruitment model, including external expertise and perspective.

PROPOSAL NO. 2:  Commitment to decarbonization

It is proposed that the Bank publish a brief report every year in order to enable its shareholders to assess its exposure to climate risk and its contribution to the transition to a low-carbon-emission economy. Such disclosure should be guided by the recommendations of the TCFD.

Supporting Statement

One of the main officers of the Bank of Canada, Deputy Governor Timothy Lane, stated during a speech in Montreal, that climate change will cause economic upheaval in Canada.

Royal Bank of Canada  |    98

According to him, “adapting to a lower-carbon economy will likely mean more profound structural changes for Canada than for many other countries. Canada is an important producer of fossil fuels. Our manufacturing sector is closely linked to energy – notably our automotive and aerospace industries.”

We believe that the Bank, like other Canadian Banks, has an important role to play in this decarbonization effort.

Drawing inspiration from the Task Force on Climate-Related Financial Disclosures (TCFD), we propose that the Bank disclose annually:

•	its short-, medium- and long-term commitments in this area along with achieved results;
•	its reflection on the various scenarios considered in order to evaluate the impacts of climate change on its operations and the measures it takes to mitigate them.

Climatic and environmental issues are increasingly central to the new organizational governance. Such disclosure should also address the means put in place by the board of directors to incorporate environmental and social factors into its governance.

BOARD RESPONSE TO PROPOSAL NO. 2:

RBC is the first Canadian financial institution to issue a dedicated climate change disclosure that considers the recommendations of the Financial Stability Board’s Task Force on Climate-Related Financial Disclosure (TCFD).

Our 2017 Climate Change Position & Disclosure Statement

(available at rbc.com/environment) affirms RBC’s commitment to providing financial products and services that support the transition to a low carbon economy, and to safeguarding economic growth in the face of a changing climate through effective risk management.

This statement describes the actions we are taking to support the transition to a low carbon economy and provides stakeholders an initial view on RBC’s approach to climate-related risks and opportunities. In accordance with this statement, we will seek to identify, assess and mitigate climate-related risks that have a material impact on our business. We are also committed to providing, at least annually, climate-related disclosures in the areas of governance, strategy, risk management, and metrics and targets that consider the TCFD recommendations.

RBC is participating in a global project with 15 other global financial institutions coordinated by the United Nations Environment Programme Finance Initiative, to pilot the TCFD recommendations. This includes, with the support of external experts, developing climate change scenarios, indicators and methodologies to identify and assess the impact on our business of the transition and physical risks of climate change. In 2018, our climate-related disclosures will include additional detail on the results of this work.

The board recognizes the importance of climate and environmental issues and it oversees these matters directly and through several committees, including the Governance Committee which oversees our corporate citizenship strategy and the Risk Committee which oversees environmental and social risks, including climate change. The Governance Committee approved RBC’s Climate Change Position & Disclosure Statement in November 2017, and a joint session of the Risk and Audit Committees was held in January 2018 to discuss climate-related risks, opportunities and disclosure.

RBC has a strong track record of environmental leadership which dates back to 1991 when we launched our first corporate environmental policy. Since 2007, we have identified climate change as one of our priority environmental issues in our corporate environmental strategy, the RBC Environmental Blueprint (available at rbc.com/environment). Our strategy focuses on reducing the environmental footprint of our operations; offering products and services to support the growth of environmentally sustainable businesses; and, subjecting our lending, and debt and equity underwriting services to environmental and social due diligence, when appropriate.

Climate change is one of the most pressing issues of our time. It brings unprecedented challenges but also opportunities, offering RBC the chance to be an innovator and a leader in the low carbon economy.

99    |  Royal Bank of Canada

PROPOSAL NO. 3:  Certification of sound business practices for the sale of financial products and services

It is proposed that the board of directors require of its executive officers a written declaration on compliance with the principles of loyalty, integrity and honesty in its client relations, which declaration would be subject to disciplinary measures in the case of misrepresentation.

Supporting Statement

In 2017, close to 1,000 emails from employees of Royal Bank, Bank of Montreal, Canadian Imperial Bank of Commerce, the Toronto-Dominion Bank and Scotiabank throughout Canada disclosed to CBC the pressures they face in reaching sales targets and the excessive monitoring to which they are subjected. This led the Financial Consumer Agency of Canada (FCAC) to launch a process to review the business practices of financial institutions. The House of Commons Standing Committee on Finance also held hearings on the subject in June 2017.

In addition to tarnishing the reputation of our banks, these revelations have an effect on the value of our shares, as was the case for TD Bank, whose shares decreased by more than 5.5% in value when this situation was disclosed.

The banks’ shareholders and their stakeholders expect them to comply with principles of loyalty, integrity and honesty in their client relations and that they take all the necessary measures to control the risks of noncompliance with these principles.

Drawing on the certification that executive officers are required to sign with respect to the reliability of financial disclosure, the purpose of this declaration would be to reassure shareholders and clients of the Bank that executive officers have implemented policies for the sale of products and services that comply with principles of loyalty, integrity and honesty, that controls are sufficient to provide reasonable assurance that these policies are being complied with and that disciplinary measures are provided in order to address unacceptable conduct in relation to the principles set out.

Misrepresentations by the signing officers of the Declaration should also be subject to sanctions.

BOARD RESPONSE TO PROPOSAL NO. 3:

We hold ourselves to the highest standards of conduct to earn the trust of our clients, investors, colleagues and community.

Our Code of Conduct (Code) and our values set out the expectations for honesty, integrity and ethical behaviour required of RBC directors, senior management and all employees.

The board reviews and approves the Code annually and collaborates closely with management to set the tone from above and promote a strong governance culture that influences RBC at every level. The Code sets out the fundamental principles that guide everything that we do and fosters an open environment in which questions and concerns may be brought forward.

All employees, including executive officers, are subject to annual on-line testing and certification to demonstrate familiarity with, and understanding of, the values and principles outlined in the Code. Failure to comply with the Code results in corrective or disciplinary action, which can include reprimands, impact on performance ratings and compensation or termination of employment. Directors are also required to acknowledge each year that they have read and understand the Code and certify they are in compliance.

Waivers of the application of the Code are considered only in exceptional circumstances. In the case of executive officers and directors, waivers and instances of non-compliance must be reported to the Governance Committee or the board and must be publicly disclosed in accordance with law.

Following on news reports and media inquiries, the Financial Consumer Agency of Canada announced in March 2017 that it would begin a review of sales practices in the Canadian federally regulated financial sector. The Office of the Superintendent of Financial Institutions is also involved in conducting this joint sales practices review. We are fully

Royal Bank of Canada  |    100

cooperating with this review. As we indicated during hearings before the House of Commons Standing Committee on Finance in June 2017, we take this matter very seriously.

In the course of the regular annual review of the Code that followed these events, we updated the Integrity in How We Do Business section of the Code clarifying certain provisions relating to business dealings with clients, highlighting our continued commitment towards ensuring that our sales practices are fair and not misleading. The revised Code was approved by the board effective January 2018 and is available on our website at rbc.com/governance.

The Governance Committee receives regular reporting on ethics and compliance, including compliance with the provisions relating to business dealings, which assists the board in monitoring adherence to the Code. The Risk Committee and the Human Resources Committee annually hold a joint session to review and discuss the annual Risk Conduct and Culture Report and consider how we continue to strengthen and evolve our risk conduct and culture practices to ensure we continue to do what’s right in dealing with clients, suppliers and employees, and continue to meet increasing regulatory expectations. The board also seeks from management assurances that proper policies, processes and controls are in place to communicate our principles and monitor compliance by all officers and employees.

RBC’s vision – To be among the world’s most trusted and successful financial institutions – and our values guide RBC directors, senior management and employees and set the expectations for ethical behaviour and decision-making with our clients. The board believes the accountability and certification required under our Code and the oversight by the board is responsive to the concerns raised in the proposal.

PROPOSAL NO. 4:  Disclosure of the equity ratio

It is proposed that the Bank disclose the equity ratio used by the compensation committee in its compensation-setting process.

Supporting Statement

Since its inception, MÉDAC has submitted proposals intended to assure shareholders that the compensation of the Bank’s CEO is established based on the value he/she creates while being reasonable and socially acceptable. One of the tools used to inform shareholders about the attainment of such an objective is the equity ratio, or the difference between the CEOs’ total compensation and an employee’s median compensation, known as the equity ratio. Our demands and the prospect that the disclosure of this information may become mandatory in the United States led Canada’s six largest banks to request that Meridian, a compensation consultant, review their compensation-setting practices, which are based in particular on comparisons of compensation between peers of various companies. Although the conclusion of this study promoted the continued application of this method, Meridian emphasized that the use of the equity ratio would result in an even more informed judgment being made about the appropriateness of executive compensation.

Considering that it may be assumed that your compensation committee uses the equity ratio as a factor in determining the compensation of the CEO and executive officers, we request that the board of directors commit to disclosing this information in the next management proxy circular. As with the information used to determine whether the compensation of the CEO and other top executives is aligned with our financial interests, the information on the equity ratio would enable shareholders to assess whether employee compensation is moving in the same direction as that of its most senior officers, considering that employees other than officers also contribute to the performance of the organization. In addition, it would also allow them to judge whether this compensation paid to their executive team is socially acceptable and will have no negative effects on its reputation.

101    |  Royal Bank of Canada

BOARD RESPONSE TO PROPOSAL NO. 4:

The board’s independent Human Resources Committee oversees compensation strategy for both executives and the broader employee population. The Human Resources Committee reviews select vertical pay ratios for additional context in making recommendations to the board for compensation awards for the CEO, including a comparison of the annual total direct compensation of the CEO and the median annual total direct compensation of all employees, and changes to this comparison over time.

Our variable compensation practices are designed primarily to promote pay for performance. While every salaried employee is eligible to participate in a performance-based incentive program, senior executives have more influence over RBC’s results and therefore have a much greater percentage of compensation at risk on the basis of personal and business performance. For example, 87% of the CEO’s target pay is variable and at risk. Additionally, a substantial portion of total executive rewards for our senior leadership team is tied to future corporate performance over a longer time period.

Our compensation practices also incorporate consideration of other factors, such as the competitive compensation practices of other companies. We benchmark compensation and evaluate our practices to ensure that overall compensation for executives and employees is fair across each level of the organization, and is consistent with our peers. In the absence of disclosure requirements for Canadian issuers, voluntary disclosure of our vertical pay ratios could present significant competitive concerns for our ability to attract and retain executives.

The board believes that the disclosures provided in the Circular provide more relevant and meaningful information to shareholders than a pay ratio and that the use of such a ratio as a benchmark for executive compensation would not effectively address shareholder concerns surrounding income equity. In addition, our Annual Report includes the number of full-time employees and will continue to do so.

We remain committed to engaging with investors and considering their concerns when reviewing our approach to executive compensation, as illustrated by the independent study by Meridian Compensation Partners noted in the proposal, which was commissioned by RBC and other Canadian banks. The board continues to monitor developments in executive compensation and its disclosure with a view to maintaining best practices.

Shareholder information

Mailing address:	Secretary Royal Bank of Canada 200 Bay Street, South Tower Toronto, Ontario M5J 2J5 Canada corporate.secretary@rbc.com		Chair of the Board Royal Bank of Canada 200 Bay Street, South Tower Toronto, Ontario M5J 2J5 Canada or visit our website at rbc.com/governance
Shareholder contacts:

For dividend information, change in share registration or address, lost stock certificates, tax forms, estate transfers or dividend reinvestment, please contact:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Canada

	Tel:	1-866-586-7635 (Canada and the U.S.) or
514-982-7555 (International)
	Fax:	1-888-453-0330 (Canada and the U.S.) or
416-263-9394 (International)
service@computershare.com

For other shareholder inquiries, please contact:
	Shareholder Relations Royal Bank of Canada 200 Bay Street, South Tower Toronto, Ontario M5J 2J5 Canada		Investor Relations Royal Bank of Canada 155 Wellington Street West Toronto, Ontario M5V 3K7 Canada

	Tel:	416-955-7806	Tel:	416-955-7802
invesrel@rbc.com

® / ™ Trademarks of Royal Bank of Canada.

© Royal Bank of Canada 2018

81110 (02/2018)